Exhibit 2.1
AMENDED AND RESTATED
SHARE PURCHASE AGREEMENT
by
and
among
ION GEOPHYSICAL CORPORATION,
ARAM SYSTEMS LTD.,
CANADIAN SEISMIC RENTALS INC.
and
SELLERS
Dated: September 17, 2008

-i-

TABLE OF CONTENTS
(continued)

-ii-

TABLE OF CONTENTS
(continued)

-iii-

ATTACHMENTS
Exhibit A — List of Sellers, Share Ownership and Allocation of Aggregate Purchase Price
Exhibit B-1 — Form of Buyer Note
Exhibit B-2 — Form of Buyer Additional Note
Exhibit B-3 — Form of Guaranty of ION Geophysical Corporation (Buyer Note)
Exhibit B-4 — Form of Additional Guaranty of ION Geophysical Corporation (Buyer Additional Note)
Exhibit C — Form of Employment Agreement
Exhibit D — Form of Escrow Agreement
Exhibit E — Form of Registration Rights Agreement
Exhibit F — List of Named Employees

Schedules

1.5(c)(ii)	-	Target Net Working Capital of Acquired Entities and Subsidiaries
2.2(c)	-	Buyer Consents
3.1	-	Acquired Entities’ and Subsidiaries’ Directors and Officers
3.3	-	Acquired Entities’ and Subsidiaries’ Consents
3.5	-	Capitalization
3.6	-	Records
3.7	-	Subsidiaries
3.8	-	Financial Statements
3.9	-	Subsequent Events
3.10(a)	-	Liabilities
3.10(b)	-	Indebtedness
3.12	-	Tax Matters
3.13	-	Assets
3.14	-	Real Property
3.15(b)	-	Intellectual Property
3.15(d)	-	Intellectual Property used by Acquired Entities and Subsidiaries
3.16	-	Tangible Assets
3.17	-	Inventory
3.18	-	Contracts
3.20	-	Powers of Attorney
3.21	-	Insurance
3.22	-	Litigation
3.24	-	Product Liability

-iv-

3.27	-	Employee Matters
3.30	-	Permits
3.33	-	Bank Accounts
3.34	-	Business Relationships
4.9	-	Affiliate Transactions not Terminated as of the Closing
4.16	-	Pre-Closing Transactions
9.1	-	Calculation of Gross Rental Equipment Assets

-v-

AMENDED AND RESTATED SHARE PURCHASE AGREEMENT
     This AMENDED AND RESTATED SHARE PURCHASE AGREEMENT (the “Agreement”) is made and entered into on this 17th day of September, 2008, by and among (i) ION GEOPHYSICAL CORPORATION, a Delaware corporation (“Buyer”), (ii) ARAM SYSTEMS LTD., an Alberta corporation (“ARAM”), (iii) CANADIAN SEISMIC RENTALS INC., an Alberta corporation (“CSRI” and, together with ARAM, the "Acquired Entities”), and (iv) each holder of shares of the Acquired Entities named in Exhibit A (individually, a “Seller” and collectively, “Sellers” and, together with the Acquired Entities, the “Seller Parties”). Buyer and the Seller Parties are sometimes referred to herein as the “Parties”. Certain capitalized terms used herein are defined in Article 9.
RECITALS:
     WHEREAS, Sellers own certain of the issued and outstanding shares of the Acquired Entities;
     WHEREAS, Sellers and Buyer entered into that certain Share Purchase Agreement dated as of July 8, 2008 providing for the purchase by Buyer and sale by Sellers of all of the issued and outstanding shares of the Acquired Entities owned by Sellers upon the terms and conditions contained therein (the “Original Agreement”); and
     WHEREAS, the Parties now desire to amend certain terms and conditions of the Original Agreement and restate the Original Agreement as so amended in its entirety.
AGREEMENT:
     NOW, THEREFORE, in consideration of the premises and the mutual promises herein made, and in consideration of the representations, warranties and covenants contained herein, Buyer and each Seller Party agree as follows:
1. PURCHASE AND SALE OF SHARES
     1.1 Purchase and Sale of Shares. On and subject to the terms and conditions of this Agreement, Buyer agrees to purchase from each Seller, and each Seller agrees to sell to Buyer, all of the Shares that such Seller owns, for the consideration specified in Section 1.2.
     1.2 Aggregate Purchase Price. Subject to any adjustment required under Section 1.5 hereof, the aggregate purchase price to be paid by Buyer to the Sellers for the Shares shall consist of the following (collectively, the “Aggregate Purchase Price”), which amounts will be allocated among Sellers in the proportions as set forth in Exhibit A:
          (a) an amount in cash equal to US$240,000,000 (subject to adjustment as may be required by Section 1.5), which amount shall be paid at Closing (as defined herein) in U.S. Dollars, by wire transfer to an account or accounts designated by Sellers (the “Cash Consideration”);

          (b) certificates evidencing a number of shares of Buyer Common Stock, to be determined by dividing (i) the difference between CDN$350,000,000 (converted to U.S. Dollars at the Exchange Rate pursuant to Section 1.8 below) and US$275,000,000, by (ii) the average of the reported closing sales prices per share of Buyer Common Stock on the NYSE for the ten (10) consecutive Trading Days ending ten (10) Trading Days prior to the Closing Date (the “Share Consideration”);
          (c) a short-term promissory note in the original principal amount of US$35,000,000, having such terms and conditions as are set forth in the form of promissory note attached hereto as Exhibit B-1 (the “Buyer Note”); and
          (d) a short-term subordinated promissory note in the original principal amount of US$10,000,000, having such terms and conditions as are set forth in the form of subordinated promissory note attached hereto as Exhibit B-2 (the “Buyer Additional Note”).
     1.3 The Closing. The closing of the purchase and sale of the Shares (the “Closing”) will take place at the offices of Borden Ladner Gervais LLP in Calgary, Alberta, commencing at 9:00 a.m., local time, on the earlier of (a) the Expiration Date and (b) the tenth Business Day following the completion of all of the following: (i) the satisfaction or waiver of the conditions set forth in Section 6.1(g), Section 6.1(h) and Section 6.2(d); and (ii) acquisition financing for the Transaction; or on such other date as Buyer and the Sellers may mutually determine (the “Closing Date”).
     1.4 Deliveries at the Closing. At the Closing:
          (a) Sellers will deliver to Buyer:
               (i) certificates evidencing all of the Shares, which certificates shall be duly endorsed in blank or accompanied by duly executed share transfer powers;
               (ii) a certificate, duly executed by or on behalf of each Seller and each of the Acquired Entities, as to whether each condition specified in Sections 6.1(a) and 6.1(b) has been satisfied in all respects;
               (iii) except as contemplated by Section 1.4(a)(iv), a copy of each Organizational Document of each of the Acquired Entities, each of its Subsidiaries and any Seller that is a corporation;
               (iv) certificates of status and certified copies of constating documents (and their counterpart equivalents in other jurisdictions) for each of the Acquired Entities, each of its Subsidiaries and any Seller that is a corporation;
               (v) the Employment Agreements, duly executed by or on behalf of the applicable Employees party thereto;
               (vi) the Mutual Release;

               (vii) the Registration Rights Agreement, duly executed by or on behalf of 1236929 Alberta Ltd.;
               (viii) the Escrow Agreement, duly executed by 1236929 Alberta Ltd. and the Escrow Agent;
               (ix) completed Form W-8 or Form W-9, as may be applicable, for each Seller as may be requested by the Escrow Agent;
               (x) a certificate of the secretary of each of the Acquired Entities, each of their Subsidiaries and any Seller that is a corporation certifying as to resolutions of the boards of directors of the Acquired Entities, approving and authorizing the execution, delivery and performance by the Acquired Entities of this Agreement and the Ancillary Agreements and the consummation by the Acquired Entities of the transactions contemplated hereby and thereby; and
               (xi) the books and records of the Acquired Entities and their Subsidiaries to the extent not in the possession of the Acquired Entities and their Subsidiaries and in the possession of or readily available to Sellers.
          (b) Buyer will deliver to Sellers:
               (i) the Cash Consideration, payable in U.S. Dollars;
               (ii) certificates for the Share Consideration;
               (iii) the Buyer Note and Buyer Additional Note, duly executed by Buyer or, in the event that Buyer assigns its rights and obligations hereunder to any assignee pursuant to Section 10.4 of this Agreement, Buyer’s assignee, together with (A) a full guarantee of payment of such assignee’s obligations under the Buyer Note pursuant to a written guarantee by Buyer for the benefit of the payee of the Buyer Note with such guarantee having such terms and conditions as are set forth in the form of Guaranty attached hereto as Exhibit B-3 (the “Guaranty”) and (B) a full guarantee of payment of such assignee’s obligations under the Buyer Additional Note pursuant to a written guarantee by Buyer for the benefit of the payee of the Buyer Additional Note with such guarantee having such terms and conditions as are set forth in the form of Guaranty attached hereto as Exhibit B-4 (the “Additional Guaranty”);
               (iv) a certificate of Buyer’s secretary certifying resolutions of the board of directors of Buyer approving and authorizing the execution, delivery and performance by Buyer of this Agreement and the Ancillary Agreements and the consummation by Buyer of the transactions contemplated hereby and thereby;
               (v) a certificate, duly executed on behalf of Buyer, as to whether each condition specified in Sections 6.2(a) and 6.2(b) has been satisfied in all respects;
               (vi) a certificate of incorporation and certificates of good standing/existence of Buyer certified by an appropriate authority of the Governmental Authority issuing such certificate;

               (vii) the Employment Agreements, duly executed on behalf of Buyer or the appropriate Subsidiary of Buyer;
               (viii) the Registration Rights Agreement, duly executed by Buyer;
               (ix) the Escrow Agreement, duly executed by Buyer and the Escrow Agent;
               (x) completed Form W-9 for Buyer as may be requested by Escrow Agent; and
               (xi) such other documents and instruments as may be required by any other provision of this Agreement or any Ancillary Agreement or as may reasonably be required to consummate the transactions contemplated by this Agreement and the Ancillary Agreements.
     1.5 Escrow; Purchase Price Adjustments; Closing Statement.
          (a) Escrow; Taxes.
               (i) As soon as reasonably possible following the Financial Statements Delivery Date, the sum, in cash, equal to (A) the original principal amount of the Buyer Note (US$35,000,000), less (B) the amount (if any) to which Buyer may be entitled as of the Deposit Date (as defined below) pursuant to Buyer’s exercise of its rights of set-off under the Buyer Note as described in Sections 1.5(a)(v) and 8.11(a) and (b) below, plus (C) the Interest Amount (in U.S. Dollars), shall be deposited by Buyer in escrow with a commercial bank or other financial institution located in Calgary, Alberta, duly authorized by appropriate Governmental Authorities to exercise trust powers, which shall act as escrow agent (the “Escrow Agent”) pursuant to the terms of the Escrow Agreement. The Escrow Agent will be chosen by the mutual agreement of Buyer and the Sellers. Such sum of cash so deposited into escrow, including, from and after the Deposit Date, any interest or income thereon earned and paid thereon, is referred to herein as the "Escrow Funds.” The Escrow Funds shall be available for the purpose of satisfaction of any claims made by Buyer for indemnification under Article 8 of this Agreement and for certain adjustments to the Aggregate Purchase Price that may be required by this Section 1.5 during the Escrow Period; provided, however, that amounts may be required to be retained in escrow after such period as expressly provided in the Escrow Agreement. The date that the Escrow Funds are deposited into escrow is referred to herein as the “Deposit Date.”
               (ii) On the Deposit Date, Buyer shall also pay to 1236929 Alberta Ltd. an amount in cash, in U.S. Dollars, equal to the Incremental Interest Amount.
               (iii) The deposit by Buyer of the Escrow Funds into escrow in accordance with Section 1.5(a)(i) and the payment of the Incremental Interest Amount to 1236929 Alberta Ltd. in accordance with Section 1.5(a)(ii) shall be deemed to be the payment in full of the aggregate amount of indebtedness under the Buyer Note, and upon such payment, the indebtedness (and all obligations of Buyer) under such Buyer Note shall thereupon be extinguished, discharged and satisfied, and the holder of the Buyer Note shall mark the Buyer Note “Cancelled” and surrender the Buyer Note to Buyer.

               (iv) Amounts of any payments required to be made pursuant to this Section 1.5 shall bear interest from the Closing Date through the date of actual payment at the Interest Rate.
               (v) For so long as the Buyer Note is outstanding, Buyer shall have the right to withhold and set off against any amounts due under the Buyer Note, amounts otherwise payable by Sellers under this Agreement with respect to any purchase price adjustments benefiting Buyer that are required pursuant to this Section 1.5, so long as the amount of such adjustment or adjustments has been finally determined by Buyer and Sellers in accordance with the terms of this Section 1.5, and, if necessary, the procedures set forth in Section 1.6.
               (vi) For purposes of federal, provincial, state and other Taxes based on income, except to the extent sums thereof are paid out to Buyer in accordance with the terms of the Escrow Agreement, the Sellers shall be treated as the owners of the Escrow Funds and will report all income, if any, that is earned on, or derived from, the Escrow Funds, as their income in the Taxable year or years in which such income is properly includible, and pay any Taxes attributable thereto.
          (b) Adjustments. The Aggregate Purchase Price will be subject to adjustment by the following:
               (i) any and all transaction costs and expenses incurred or liabilities assumed by the Acquired Entities and their Subsidiaries on or prior to the Closing Date relating to the Transactions, including but not limited to fees and expenses of financial advisory firms or brokers, outside legal fees and expenses, fees for tax advisory services and fees of outside accounting firms (“Transaction Costs”);
               (ii) the aggregate amount of all “change in control” or similar payment Liabilities paid or incurred by the Acquired Entities and their Subsidiaries as a result of the Transactions (“Change in Control Liabilities”);
               (iii) the Net Working Capital Adjustments (as defined in Section 1.5(h) below); and
               (iv) the amounts, if any, set forth in Sections 1.5(f), (g), (i), (j), (k) and (l) below.
          (c) Estimated Closing Net Working Capital.
               (i) At least five (5) Business Days prior to the Closing Date, the Acquired Entities shall prepare and deliver to Buyer a good faith estimate of the Closing Net Working Capital (the "Estimated Closing Net Working Capital”) based on the Acquired Entities’ books and records and other information then available, to be calculated in the same manner as the Closing Net Working Capital is determined. The Estimated Closing Net Working Capital shall, without limitation, specify the amount of any Pre-Closing Shareholder Distributions.

               (ii) At the Closing, if the Estimated Closing Net Working Capital is less than CDN$58,873,500 (which amount represents the combined net working capital of the Acquired Entities and their Subsidiaries as of April 30, 2008, plus CDN$1,043,000) (“Target Net Working Capital”), the Cash Consideration portion of the Aggregate Purchase Price shall be reduced, dollar-for-dollar, by the amount by which the Target Net Working Capital exceeds the Estimated Closing Net Working Capital; and if the Estimated Closing Net Working Capital exceeds the Target Net Working Capital, the Cash Consideration portion of the Aggregate Purchase Price shall be increased, dollar-for-dollar, by the amount by which the Estimated Closing Net Working Capital exceeds the Target Net Working Capital. Such adjustments will be subject to the additional adjustments as set forth in Section 1.5(h) below. The methodology used to calculate Target Net Working Capital is set forth in Schedule 1.5(c)(ii).
          (d) Estimated Transaction Costs, Change in Control Liabilities and Gross Rental Equipment Assets.
               (i) At least five (5) Business Days prior to the Closing Date, the Acquired Entities shall prepare and deliver to Buyer a good faith estimate, based on the Acquired Entities’ books and records and other information then available, of (x) Gross Rental Equipment Assets, (y) unpaid Transaction Costs, and (z) Change in Control Liabilities.
               (ii) At the Closing, the Cash Consideration portion of the Aggregate Purchase Price shall be reduced, dollar-for-dollar, by (x) an amount equal to the difference between CDN$35,000,000 and the amount of such estimated Gross Rental Equipment Assets if the amount of estimated Gross Rental Equipment Assets is below CDN$35,000,000, (y) unpaid Transaction Costs, and (z) Change in Control Liabilities. Such adjustments will be subject to the additional adjustments as set forth in Sections 1.5(f), 1.5(g) and 1.5(k) below.
          (e) Closing Statement. Within ninety (90) days after the Closing Date, Buyer shall deliver to Sellers a statement (the “Closing Statement”), showing the amounts of:
               (i) the Transaction Costs (if any) referred to in Section 1.5(b)(i) above;
               (ii) the aggregate Change in Control Liabilities (if any) referred to in Section 1.5(b)(ii);
               (iii) the Closing Net Working Capital (as defined herein) as of the Closing Date;
               (iv) the outstanding Receivables and the Allowance for Doubtful Receivables of the Acquired Entities and their Subsidiaries as of the Closing Date;
               (v) the outstanding CSA Receivables of the Acquired Entities and their Subsidiaries as of the Closing Date;
               (vi) the Gross Rental Equipment Assets as of the Closing Date; and

               (vii) the aggregate amount that would be shown on a combined balance sheet of the Acquired Entities and Subsidiaries as “income tax receivables” attributable to payment of the bonuses to certain employees thereof pursuant to the Pre-Closing Transactions (the “Income Tax Receivables”), as of the Closing Date.
The methodology to be used to determine the Target Net Working Capital included in Schedule 1.5(c)(ii) shall be used to determine the Estimated Closing Net Working Capital and the Closing Net Working Capital to be set forth in the Closing Statement; provided that the determination of the Estimated Closing Net Working Capital and Closing Net Working Capital shall exclude the addition of CDN$1,043,000.
          (f) Transaction Costs. If the actual unpaid Transaction Costs (if any) exceed the estimated unpaid Transaction Costs, the Aggregate Purchase Price shall be reduced, dollar-for-dollar, by the amount by which the actual unpaid Transaction Costs exceed the estimated unpaid Transaction Costs (after taking into effect any payments in respect of estimated unpaid Transaction Costs pursuant to Section 1.5(d) above), and such amount shall be payable to Buyer, dollar-for-dollar, out of the Escrow Funds (or, shall be set off against amounts payable under the Buyer Note pursuant to Section 1.5(a)(v) if the Buyer Note remains outstanding at such time). If the actual unpaid Transaction Costs are less than the estimated unpaid Transaction Costs, the Cash Consideration portion of the Aggregate Purchase Price shall be increased, dollar-for-dollar, by the amount by which the estimated unpaid Transaction Costs exceed the actual unpaid Transaction Costs (after taking into effect any payments in respect of estimated unpaid Transaction Costs pursuant to Section 1.5(d) above), and such amount shall be paid by Buyer, dollar-for-dollar, to the Sellers.
          (g) Change in Control Liabilities. If the total amount of Change in Control Liabilities exceeds the estimated Change in Control Liabilities, the Aggregate Purchase Price shall be reduced, dollar-for-dollar, by the amount by which the Change in Control Liabilities exceed the estimated Change in Control Liabilities (after taking into effect any payments in respect of estimated Change in Control Liabilities pursuant to Section 1.5(d) above), and such amount shall be payable to Buyer, dollar-for-dollar, out of the Escrow Funds (or such amount shall be set off against amounts payable under the Buyer Note pursuant to Section 1.5(a)(v) if the Buyer Note remains outstanding at such time). If the Change in Control Liabilities are less than the estimated Change in Control Liabilities, the Cash Consideration portion of the Aggregate Purchase Price shall be increased, dollar-for-dollar, by the amount by which the estimated Change in Control Liabilities exceed the Change in Control Liabilities (after taking into effect any payments in respect of estimated Change in Control Liabilities pursuant to Section 1.5(d) above), and such amount shall be paid by Buyer, dollar-for-dollar, to the Sellers.
          (h) Closing Net Working Capital. If the Target Net Working Capital exceeds the Closing Net Working Capital, the Aggregate Purchase Price shall be reduced, dollar-for-dollar, by the amount by which the Target Net Working Capital exceeds the Closing Net Working Capital (after taking into effect any payments in respect of Estimated Closing Net Working Capital pursuant to Section 1.5(c)(ii) above), and such amount shall be payable to Buyer, dollar-for-dollar, out of the Escrow Funds (or such amount shall be set off against amounts payable under the Buyer Note pursuant to Section 1.5(a)(v) if the Buyer Note remains outstanding at such time). If the Target Net Working Capital is less than the Closing Net

Working Capital, the Cash Consideration portion of the Aggregate Purchase Price shall be increased, dollar-for-dollar, by the amount by which the Closing Net Working Capital exceeds the Target Net Working Capital (after taking into effect any payments in respect of Estimated Closing Net Working Capital pursuant to Section 1.5(c)(ii) above), and such amount shall be paid by Buyer, dollar-for-dollar, to the Sellers. The adjustments referred to in Section 1.5(c) above and this Section 1.5(h) are referred to as the “Net Working Capital Adjustments.”
          (i) Receivables Collection History. Following Closing, Buyer will cause the Acquired Entities and their Subsidiaries to use their respective Best Efforts to collect the outstanding Receivables in a manner that is consistent with the Ordinary Course of Business of such Acquired Entities and Subsidiaries prior to the Closing. Promptly after that date which is six (6) months following the Closing Date, the Parties will review the collection history over such six-month period regarding the various outstanding Receivables accounts of the Acquired Entities and their Subsidiaries (on a consolidated basis) as of the Closing Date as shown on the Closing Statement, and will compare the collection history of such accounts during such six-month period to the Allowance for Doubtful Receivables as of the Closing Date. To the extent that such collection history indicates that the Acquired Entities should have reserved a greater amount in the Allowance for Doubtful Receivables than had been reserved as of the Closing Date, the Aggregate Purchase Price shall be reduced by such greater amount, and such amount shall be payable to Buyer, dollar-for-dollar, out of the Escrow Funds (or such amount shall be set off against amounts payable under the Buyer Note pursuant to Section 1.5(a)(v) if the Buyer Note remains outstanding at such time). To the extent that such collection history indicates that the Sellers and Acquired Entities had over-reserved for the Allowance for Doubtful Receivables as of the Closing Date, the Cash Consideration portion of the Aggregate Purchase Price shall be increased by an amount equal to such over-reserved amount, and such amount shall be payable by Buyer, dollar-for-dollar, to the Sellers.
          (j) CSA Receivables Collection History. Following Closing, Buyer will cause the Acquired Entities and their Subsidiaries to use their respective Best Efforts to collect the outstanding CSA Receivables and maximize net recoveries from equipment sales with respect to delinquent agreements (if any) in a manner that is consistent with the Ordinary Course of Business of such Acquired Entities and Subsidiaries prior to the Closing. Promptly after that date which is eleven (11) months following the Closing Date, the Parties will review the (i) collection history and (ii) history of net recoveries from equipment sales of delinquent agreements (if any) (together, “CSA Collections and Net Recoveries”) over such eleven-month period regarding the various outstanding current and non-current CSA Receivables accounts of the Acquired Entities and their Subsidiaries (on a consolidated basis) as of the Closing Date as shown on the Closing Statement. To the extent that the aggregate amount of CSA Collections and Net Recoveries are less than the aggregate amount of the current and non-current CSA Receivable accounts as shown on the Closing Statement, the Aggregate Purchase Price shall be reduced by the amount by which the aggregate amount of the current and non-current CSA Receivables accounts as shown on the Closing Statement exceeds the aggregate amount of CSA Collections and Net Recoveries, and such amount shall be payable to Buyer, dollar-for-dollar, out of the Escrow Funds (or such amount shall be set off against amounts payable under the Buyer Note pursuant to Section 1.5(a)(v) if the Buyer Note remains outstanding at such time).

          (k) Gross Rental Equipment Assets. If the amount of Gross Rental Equipment Assets as of the Closing Date according to the Closing Statement is less than CDN$35,000,000 and the amount by which CDN$35,000,000 exceeds the amount of Gross Rental Equipment Assets is greater than the payment, if any, made with respect to the estimate of Gross Rental Equipment Assets pursuant to Section 1.5(d) above, then the Aggregate Purchase Price shall be reduced by the difference between such excess amount and such payment, and the amount of such difference shall be paid, dollar-for-dollar, to Buyer out of the Escrow Funds (or such amount shall be set off against amounts payable under the Buyer Note pursuant to Section 1.5(a)(v) if the Buyer Note remains outstanding at such time). If the amount of Gross Rental Equipment Assets as of the Closing Date according to the Closing Statement is less than CDN$35,000,000 and the amount by which CDN$35,000,000 exceeds the amount of Gross Rental Equipment Assets as of the Closing Date is less than the payment made with respect to the estimate of Gross Rental Equipment Assets pursuant to Section 1.5(d) above, then the Cash Consideration portion of the Aggregate Purchase Price shall be increased by the difference between such payment and such excess amount, and the amount of such difference shall be paid by Buyer, dollar-for-dollar to Sellers.
          (l) Income Tax Receivables. On or before the six (6) month anniversary of the Closing Date, the Parties shall have completed their review of (i) the Income Tax Receivables account of the Acquired Entities and their Subsidiaries, and (ii) the extent that (A) amounts with respect to such Income Tax Receivables have been refunded and paid by the appropriate Governmental Authorities to Buyer, the Acquired Entities or their Subsidiaries as of December 31, 2008, and (B) the Acquired Entities and their Subsidiaries have not otherwise monetarily realized the full amount of such Income Tax Receivables as of December 31, 2008. To the extent that the total aggregate amount of such refunds, payments and other realizations with respect to such Income Tax Receivables are less than the aggregate amount of Income Tax Receivables as of the Closing Date, the Aggregate Purchase Price shall be decreased by the amount by which the aggregate amount of Income Tax Receivables as of the Closing Date exceeds the total aggregate amount of such refunds, payments and other realizations with respect to such Income Tax Receivables pursuant to the preceding sentence, and such amount shall be payable to Buyer, dollar-for-dollar, out of the Escrow Funds (or such amount shall be set off against amounts payable under the Buyer Note pursuant to Section 1.5(a)(v) if the Buyer Note remains outstanding at such time). Sellers agree that they will cooperate and use their Best Efforts to assist Buyer, the Acquired Entities and their Subsidiaries to seek and obtain any such refunds, payments or other realizations.
          (m) Construction. Any amounts payable by the Parties hereunder, including amounts to be set off against indebtedness under the Buyer Note, as adjustments to the Aggregate Purchase Price pursuant to this Section 1.5 shall not be subject to the terms of Article 8 of this Agreement and the provisions limiting rights to indemnification as set forth therein. Amounts taken into account in determining any increases or reductions in the Aggregate Purchase Price pursuant to this Section 1.5 will not be deemed to be “Damages” for purposes of the indemnification provisions of Article 8 hereof.
          (n) Access. Following the Closing Date, each Party shall permit the other Parties and their independent accounting firm access, upon reasonable notice and during reasonable business hours, to review such Party’s work papers and the books and records of each

Acquired Entity and their Subsidiaries relevant to the items covered by the Closing Statement, and each Party shall permit such accountants to perform such tests as they may reasonably require to confirm the accuracy thereof.
          (o) Payment. Any payment required to be made by any of the Parties to the other(s) under this Section 1.5 that is not made subject to the dispute and dispute resolution procedures pursuant to Section 1.6 below shall be made by wire transfer of immediately available funds within fifteen (15) Business Days after the date of the delivery of the Closing Statement. The amount of any such payment shall bear interest from the Closing Date through the date of actual payment at the rate per annum referred to in Section 1.5(a)(iv) above, and such accrued interest amount shall be included with such payment.
     1.6 Disputes and Dispute Resolution Procedures.
          (a) In the event that the Sellers dispute any matter or matters on the Closing Statement, Sellers may within fifteen (15) Business Days after the delivery of the Closing Statement (or fifteen (15) Business Days after that date which is six (6) months after the Closing Date pursuant to Section 1.5(j) above), notify Buyer of such dispute in a writing, setting forth in reasonable detail the nature of such dispute and the facts upon which it is based, together with the adjustments proposed by Sellers, the application or treatment proposed by Sellers and the reasons supporting the use of such application or treatment rather than that used by Buyer. If both the Closing Statement as delivered by Buyer to Sellers and the Closing Statement adjustments as proposed by Sellers would require a payment by Sellers pursuant to Section 1.5, then, notwithstanding the amount in dispute (which shall be resolved in accordance with Sections 1.6(b)-(e) below), payment of the undisputed portion of such amount will be paid to Buyer from the Escrow Funds (or such undisputed portion shall be set off against amounts payable under the Buyer Note if the Buyer Note remains outstanding at such time) within five (5) Business Days of delivery to Buyer of Seller’s notice and proposed Closing Statement adjustments, together with interest thereon as provided by Section 1.5(o). If both the Closing Statement as delivered by Buyer to Sellers and the Closing Statement adjustments as proposed by Sellers would require a payment by Buyer pursuant to Section 1.5, then, notwithstanding the amount in dispute (which shall be resolved in accordance with Sections 1.6(b)-(e) below), payment of the undisputed portion of such amount will be paid by Buyer to Sellers within five (5) Business Days of delivery to Buyer of Seller’s notice and proposed Closing Statement adjustments, together with interest thereon as provided by Section 1.5(o). If no such notice is given by Sellers within the time period specified, the Closing Statement shall be deemed accepted by Sellers.
          (b) In the event that the Parties are unable to resolve any disagreement with respect to any amount remaining in dispute pursuant to Section 1.6(a) above within the ten (10) Business Day period after Sellers’ delivery to Buyer of Sellers’ notice of dispute and proposed Closing Statement adjustments, then Sellers, on the one hand, and Buyer, on the other, shall each promptly nominate (and in any event within ten (10) Business Days following the expiration of the ten-Business Day period referred to above in this sentence) an authorized senior management representative to use Best Efforts to resolve such amount(s) in dispute on or before the tenth (10th) Business Day following the date of such nomination. If such representatives fail to resolve any such dispute within thirty (30) days after Buyer’s receipt of the notice of dispute from Sellers pursuant to Section 1.6(a), then either Party may elect to refer such remaining issues to a neutral accounting firm for resolution pursuant to the procedures set forth in Section 1.6(c).
          (c) If the Parties have not resolved all matters in dispute relating to the Closing Statement pursuant to Section 1.6(b), then either Party may notify the other in writing that it elects to submit all remaining issues to resolution by a neutral independent accounting firm of national reputation in Canada and the U.S. Within ten (10) Business Days after receipt of such notice of election by a Party, the Parties shall agree upon the selection of a neutral accounting firm or, if they are unable to agree, Sellers and Buyer shall each submit to the other a list of the names of two neutral firms and, if the same name appears on both lists, such firm shall be selected. A firm shall be considered neutral if it has not within the past three (3) years performed and does not currently perform or contemplate performing any accounting, consulting or other services having an aggregate value in excess of CDN$50,000 for any of the Parties and their respective Affiliates. In the event that the Parties are unable to agree on an accounting firm of national reputation that is neutral, then either Party may apply to the Court of Queen’s Bench of Alberta for the appointment of a qualified neutral accountant.
          (d) As soon as reasonably practicable, the firm selected shall resolve all matters remaining in dispute solely on the basis of the provisions of Section 1.5 and this Section 1.6. Such firm shall not be required to follow any particular rules of procedure, it being the intention of the Parties to create a feasible, practical and expeditious method for resolving any disagreement hereunder. In this regard, the Parties agree to use their Best Efforts to enter into any “agreed-upon-procedures” agreement or similar arrangement with such accounting firm to assist in such resolution. The failure of the Parties to enter into such an agreement will not prevent or delay such firm from proceeding to decide the matters in dispute. The decision of such firm hereunder shall be final and binding and shall not be subject to review or challenge of any kind. The appropriate Party (or Parties) shall pay to the other(s) any such disputed amount that is determined to be due and owing within five (5) Business Days after such determination, together with interest thereon as provided by Section 1.5(o). The fees and expenses of such firm shall be borne equally by the Parties. If the appropriate Party (or Parties, as the case may be) does not timely pay the amount due plus interest as required by the foregoing, then the accounting firm’s decision may be treated as an arbitration award, and the prevailing Party or Parties may seek to enforce the decision as a final and binding arbitration award.
          (e) If the Parties resolve all matters in dispute relating to the Closing Statement, then the Closing Statement shall be adjusted as required by the agreement resolving the matters in dispute, and the Closing Statement as so modified shall be deemed accepted by Buyer and Seller.
     1.7 Requisite Sellers. All references in this Agreement to actions to be taken by, or consents or approvals to be obtained from “the Sellers” under this Agreement shall mean the collective act of the Sellers, and not of each Seller individually. Any such action, consent or approval shall be deemed taken and obtained if at least two of the three individual Sellers (one of whom, in any event, must be Donald G. Chamberlain (“Donald Chamberlain”) or his personal representative(s)) have so acted, consented or approved, and shall be deemed denied or rejected if at least two of the three individual Sellers (one of whom, in any event, must be Donald Chamberlain or his legal representative) have so denied or rejected such act, consent or approval, which actions, consents and approvals so effected or rejected shall be valid and binding acts of, and enforceable against, all of the Sellers and their respective heirs, successors, assigns, estates and personal representatives, and Buyer and the Sellers shall conclusively be entitled to rely thereon.
     1.8 Exchange Rate. The “Exchange Rate” for purposes of this Agreement shall be the daily average of the closing rates published by Bloomberg L.P.- New York Composite — 5:30 PM U.S. Eastern Time from the twentieth (20th) Business Day preceding the Closing Date through the tenth (10th) Business Day preceding the Closing Date.
     1.9 Certain Dates Used in this Agreement. All of the representations and warranties of the Parties contained in Sections 2.1 and 2.2 and Article 3 of this Agreement are made, or shall be deemed to have been made, as of the date of the Original Agreement. All references to “the date hereof” or similar phrases contained herein shall mean July 8, 2008, which is the date of the Original Agreement.
2. REPRESENTATIONS AND WARRANTIES CONCERNING THE TRANSACTION
     2.1 Representations and Warranties of Sellers. Sellers, jointly and severally, represent and warrant to Buyer that the statements contained in this Section 2.1 are correct and complete as of the date of the Original Agreement, except as set forth in the Schedules delivered by the Seller Parties as of the date of the Original Agreement (the “Schedules”). For purposes hereof, any reference in any Schedule to the Original Agreement shall be deemed to be a reference to this Agreement.
          (a) Seller Entity Status. Each Seller that is a corporation is duly created, formed or organized, validly existing and in good standing under the laws of the jurisdiction of its creation, formation or organization. There is no pending or, to the Knowledge of each Seller Party, threatened Action (or basis therefor) for the dissolution, liquidation, insolvency or rehabilitation of any Seller.
          (b) Power and Authority; Enforceability. Each Seller that is a corporation has the power and authority to execute and deliver each Transaction Document to which such Seller is a party, and to perform and consummate the Transactions. Each Seller that is an individual has the requisite capacity, competence and authority to execute and deliver each Transaction Document to which he is a party, and to perform and to consummate the Transactions. Each Seller has taken all actions necessary to authorize the execution and delivery of each Transaction Document to which such Seller is a party, the performance of such Seller’s obligations thereunder, and the consummation of the Transactions. This Agreement has been duly authorized, executed and delivered by, and is Enforceable against, each Seller party thereto and each other Transaction Document, when executed and delivered by a Seller party thereto, will be duly authorized, executed and delivered by, and be Enforceable against such Seller.
          (c) No Violation. The execution and the delivery of the Transaction Documents by each Seller party thereto and the performance and consummation of the Transactions by such Seller will not (i) Breach any Law or Order to which such Seller is subject or, if a Seller is a corporation, any provision of its Organizational Documents, (ii) Breach any Contract, Order or Permit to which such Seller is a party or by which such Seller is bound or to which any of such Seller’s assets is subject, or (iii) require any Consent.
          (d) Brokers’ Fees. No Seller Party has or will incur any Liability to pay any compensation to any broker, finder or agent with respect to the Transactions for which Buyer or any of the Acquired Entities could become directly or indirectly liable, except that the Seller Parties have retained Tudor, Pickering, Holt & Co. Securities, Inc. to act as their financial advisor in connection with the transactions contemplated hereby.
          (e) Shares; Seller Information. Each Seller holds of record and owns beneficially the number of Shares set forth next to such Seller’s name in Exhibit A, free and clear of any Encumbrances. With respect to each Seller, Exhibit A also sets forth the address, and province of residence, of such Seller as of the date hereof. No Seller is a party to any Contract that could require such Seller to sell, transfer or otherwise dispose of any shares in the capital of any of the Acquired Entities (other than this Agreement). No Seller is a party to any Contract with respect to any shares in the capital of any of the Acquired Entities or any of their Subsidiaries.
          (f) Investment.
               (i) Sellers are acquiring the shares of Buyer Common Stock, the Buyer Note and the Buyer Additional Note (as the case may be) to be issued by Buyer pursuant to this Agreement for their own account for investment purposes and not with a view to distribution thereof in violation of the Securities Act or Canadian securities Laws.
               (ii) Each Seller understands that the sale, transfer or assignment of the shares of Buyer Common Stock, the Buyer Note and the Buyer Additional Note to be issued by Buyer pursuant to this Agreement have not been registered under the Securities Act and that such shares and such note may not be sold, transferred or assigned unless the sale, transfer or assignment is first registered under the Securities Act or as may be otherwise permitted under the rules and regulations of the SEC in effect at the time of sale, transfer or assignment, and then only in compliance with all applicable Canadian, U.S. and other foreign federal, provincial and state securities laws. A legend to such effect will be placed on the Buyer Note, the Buyer Additional Note and the certificates evidencing the shares of Buyer Common Stock to be delivered at the Closing.
               (iii) To each Seller’s Knowledge, no Canadian or U.S. federal, provincial or state agency has made any finding or determination as to the fairness of an investment in, nor any recommendation or endorsement of, the shares of Buyer Common Stock, the Buyer Note or the Buyer Additional Note to be issued by Buyer pursuant to this Agreement.
          (g) Residency. Each Seller is not a non-resident of Canada within the meaning of the Income Tax Act (Canada).
     2.2 Representations and Warranties of Buyer. Buyer represents and warrants to Sellers that the statements contained in this Section 2.2 are correct and complete as of the date of the Original Agreement, except as set forth in any Schedules delivered by Buyer as of the date of the Original Agreement.
          (a) Entity Status. Buyer is a corporation duly organized, validly existing and in good standing under the Laws of the State of Delaware. Buyer has the requisite corporate power and authority to own or lease its properties and to carry on its business as currently conducted. There is no pending or, to the Knowledge of Buyer, threatened, Action (or Basis therefor) for the dissolution or liquidation of Buyer.
          (b) Power and Authority; Enforceability. Buyer has the corporate power and authority to execute and deliver each Transaction Document to which it is party, and to perform and consummate the Transactions. Buyer has taken all action necessary to authorize the execution and delivery of each Transaction Document to which it is party, the performance of Buyer’s obligations thereunder, and the consummation of the Transactions. This Agreement has been duly authorized, executed and delivered by, and is Enforceable against, Buyer, and each other Transaction Document to which Buyer is a party, when executed and delivered by Buyer, will be duly authorized, executed and delivered by, and be Enforceable against, Buyer.
          (c) No Violation. The execution and delivery of the Transaction Documents to which Buyer is a party and the performance and consummation of the Transactions by Buyer will not (a) Breach any Law or Order to which Buyer is subject or any provision of its Organizational Documents; (b) Breach any Contract, Order or Permit to which Buyer is a party or by which it is bound or to which any of its assets is subject; or (c) except as set forth on Schedule 2.2(c), require any Consent, except in the case of clauses (b) and (c), for such matters that would not, individually or in the aggregate, have a materially adverse effect on Buyer’s results of operations, financial condition or ability to perform its obligations under this Agreement in accordance with the terms hereof.
          (d) Brokers’ Fees. Buyer has no Liability to pay any compensation to any broker, finder or agent with respect to the Transactions for which any Seller could become liable.
          (e) Capitalization. As of June 30, 2008, there were (i) 95,480,715 shares of Buyer Common Stock issued and outstanding (including 1,021,118 unvested restricted shares as described below), (ii) 70,000 shares of preferred stock issued and outstanding (comprised of 30,000 shares of Series D-1 Cumulative Convertible Preferred Stock, 5,000 shares of Series D-2 Cumulative Convertible Preferred Stock and 35,000 shares of Series D-3 Cumulative Convertible Preferred Stock, issued and outstanding), (iii) 6,217,675 shares of Buyer Common Stock issuable pursuant to options granted under Buyer’s stock option plans and agreements, (iv) 1,021,118 unvested restricted shares of Buyer Common Stock issued under Buyer’s equity compensation plans and agreements, and (v) 25,159 unvested restricted stock units of Buyer Common Stock issued under Buyer’s equity compensation plans and agreements. All issued and outstanding shares of Buyer Common Stock (x) are duly authorized, validly issued, fully paid, nonassessable and free of preemptive rights, (y) were not issued in Breach of any Commitment and (z) were issued in compliance with Buyer’s Organizational Documents and applicable U.S. federal and state securities laws, rules and regulations.

          (f) Issuance of Shares. The shares of Buyer Common Stock to be issued to Sellers as Share Consideration hereunder have been duly authorized and, upon issuance and payment therefor, shall be validly issued, fully paid and non-assessable. Upon delivery of such shares pursuant to Section 1.4(b) hereof, good and valid title to such shares, free and clear of all Encumbrances (other than restrictions under any securities Laws), will pass to 1236929 Alberta Ltd.
          (g) Public Disclosure Documents. Buyer has made available to Sellers each registration statement, current report, periodic report and proxy statement filed by Buyer with the SEC since December 31, 2007, each in the form (including exhibits and any amendments thereto) filed with the SEC prior to the date hereof (collectively, the “Buyer Reports”), and Buyer has filed all forms, reports and documents required to be filed by it with the SEC pursuant to relevant securities Laws since such time. As of their respective dates, the Buyer Reports (i) were prepared in accordance with the applicable requirements of NYSE, the Securities Act, the Exchange Act, and the rules and regulations thereunder and complied with the then applicable accounting requirements and (ii) did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements made therein, in the light of the circumstances under which they were made, not misleading, except for such statements, if any, as have been modified or superseded by subsequent filings with the SEC prior to the date hereof. Each of the consolidated balance sheets included in or incorporated by reference into the Buyer Reports (including the related notes and schedule) fairly presents in all material respects the consolidated financial position of Buyer and its Subsidiaries as of its respective date and each of the consolidated statements of operations, cash flows and stockholders’ equity included in or incorporated by reference into the Buyer Reports (including any related notes and schedules) fairly presents in all material respects the results of operations, cash flows or changes in stockholders’ equity, as the case may be, of Buyer and its Subsidiaries for the periods set forth therein (subject, in the case of unaudited financial statements, to such exceptions as may be permitted by SEC Form 10-Q), in each case in accordance with U.S. generally accepted accounting principles consistently applied during the periods involved, except as may be noted therein, and except that the unaudited interim financial statements were or are subject to normal and recurring year-end adjustments which were not or are not expected to be material in amount or effect.
          (h) Board Approval; No Stockholder Vote Required. The Board of Directors of Buyer, at meetings duly called and held, has duly approved and adopted this Agreement and the Transactions. No vote of the stockholders of Buyer is necessary to approve and adopt this Agreement and the Transactions.
3. REPRESENTATIONS AND WARRANTIES CONCERNING THE ACQUIRED ENTITIES
     Each Seller Party, jointly and severally, represents and warrants to Buyer that the statements contained in this Article 3 are correct and complete as of the date of the Original Agreement, except as set forth in the Schedules delivered by the Seller Parties as of the date of the Original Agreement.

     3.1 Corporate Status. Each of the Acquired Entities and each of its Subsidiaries is an entity duly created, formed or organized, validly existing and in good standing under the Laws of the jurisdiction of its creation, formation or organization. Each of the Acquired Entities and each of its Subsidiaries is duly authorized to conduct its business and is in good standing under the laws of each jurisdiction where such qualification is required (except where the failure to be so qualified would not cause or result in a Material Adverse Effect on the Acquired Entities or their Subsidiaries). Each of the Acquired Entities and each of its Subsidiaries has the requisite power and authority necessary to own or lease its properties and to carry on its businesses as currently conducted and in which it currently proposes to engage. Schedule 3.1 lists each of the Acquired Entities and each of its Subsidiaries’ directors and officers. Except as set forth in Schedule 3.6, Sellers have made available to Buyer correct and complete copies of each of the Acquired Entities’ Organizational Documents and each of their Subsidiaries’ Organizational Documents, as amended to date. To the Knowledge of any Seller Party, none of the Acquired Entities and none of their Subsidiaries are in Breach of any provision of their respective Organizational Documents. There is no pending or, to the Knowledge of any Seller Party, threatened, Action (or Basis therefor) for the dissolution or liquidation of any of the Acquired Entities or any Subsidiary thereof.
     3.2 Power and Authority; Enforceability. Each of the Acquired Entities and each of its Subsidiaries has the relevant entity power and authority necessary to execute and deliver each Transaction Document to which it is a party and to perform and consummate the Transactions. Each of the Acquired Entities and each of its Subsidiaries has taken all action necessary to authorize the execution and delivery of each Transaction Document to which it is a party, the performance of such Acquired Entities’ and such Subsidiaries’ obligations thereunder, and the consummation of the Transactions. This Agreement has been duly authorized, executed and delivered by, and is Enforceable against, each of the Acquired Entities, as the case may be, and each other Transaction Document to which one of the Acquired Entities or any of its Subsidiaries is a party, as the case may be, when executed and delivered by the Acquired Entity or Subsidiary, as applicable will be been duly authorized, executed and delivered by, and be Enforceable against, such Acquired Entity or Subsidiary.
     3.3 No Violation. The execution and the delivery of the applicable Transaction Documents by the Acquired Entities, the performance of their respective obligations hereunder and thereunder, and consummation of the Transactions by each of the Acquired Entities will not (a) Breach any Law or Order to which any of the Acquired Entities or any of their Subsidiaries is subject or any provision of the Organizational Documents of the Acquired Entities or any of their Subsidiaries; (b) Breach any Contract, Order or Permit to which any of the Acquired Entities or any of their Subsidiaries is a party or by which it is bound or to which any of its assets is subject, or result in the imposition of any Encumbrance upon any of its assets (except for any such Breach that would not cause or result in a Material Adverse Effect on the Acquired Entities or their Subsidiaries); (c) except as set forth on Schedule 3.3, require any Consent (except for any such Consent with respect to which the failure to obtain would not cause or result in a Material Adverse Effect on the Acquired Entities or their Subsidiaries); or (d) cause the recognition of gain or loss for Tax purposes with respect to the Acquired Entities or any of their Subsidiaries or subject to the Acquired Entities or any of their Subsidiaries, or their assets, to any Tax, except to the extent any Section 338 Election is made by Buyer pursuant to Section 4.12.

     3.4 Brokers’ Fees. None of the Acquired Entities or any of their Subsidiaries has any Liability to pay any compensation to any broker, finder or agent with respect to the Transactions, except that Seller Parties have retained Tudor, Pickering, Holt & Co. Securities, Inc. to act as financial advisor in connection with the Transactions.
     3.5 Capitalization. ARAM’s authorized Equity Interests consist of an unlimited number of Class “A” Common Shares, an unlimited number of Class “B” Convertible Common Shares, an unlimited number of Class “C” Non-Voting Common Shares, an unlimited number of Class “D” Preferred Shares, an unlimited number of Class “E” Preferred Shares, an unlimited number of Class “F” Convertible Preferred Shares and an unlimited number of Class “G” Non-Voting Preferred Shares, of which 244 Class “A” Common are issued and outstanding as of the date hereof. CSRI’s authorized Equity Interests consist of an unlimited number of Class “A” Common voting shares, an unlimited number of Class “B” Common voting shares, an unlimited number of Class “C” Common non-voting shares and an unlimited number of Preferred Shares, of which 100,000 Class “A” Common voting shares are issued and outstanding as of the date hereof. All of the issued and outstanding Shares (i) have been duly authorized and are validly issued, fully paid and non-assessable, (ii) were issued in compliance with all applicable securities Laws, (iii) were not issued in Breach of any Commitments, and (iv) are held of record by the respective Sellers as set forth in Exhibit A. No Commitments currently exist or are outstanding, either with respect to any Equity Interests of the Acquired Entities or otherwise, and no such Commitments will arise in connection with the Transactions. Except as set forth on Schedule 3.5, no Contracts with respect to the voting or transfer of the Acquired Entities’ Equity Interests currently exist, or have existed at any time since January 1, 2005. The Acquired Entities are not obligated to redeem or otherwise acquire any of their outstanding Equity Interests. There are no outstanding, authorized or contemplated understandings or arrangements with respect to any Commitments of any kind that could require any of the Acquired Entities or any of their Subsidiaries to issue or sell any of their Equity Interests (or securities convertible into, exercisable for or exchangeable for their Equity Interests).
     3.6 Records. Except as set forth in Schedule 3.6, (a) the copies of the Organizational Documents of the Acquired Entities and their Subsidiaries that have been made available to Buyer are accurate and complete and reflect all amendments made through the date of the Original Agreement and (b) the minute books and other records of the Acquired Entities and their Subsidiaries made available to Buyer for review were correct and complete as of the date of such review, no further entries have been made through the date of the Original Agreement, such minute books and records contain the true signatures of the persons purporting to have signed them, and such minute books and records contain an accurate record of all actions of the shareholders and directors of the Acquired Entities and their Subsidiaries taken by written consent, at a meeting or otherwise since formation. The information contained in each of the annual returns filed for ARAM during the period from January 1, 1993 to December 31, 2003 regarding the identification of the shareholders and the changes in directors of ARAM was true and correct as of the date each such annual report was filed. All actions taken by the shareholders and the directors of ARAM during such 10-year period were not outside the Ordinary Course of Business for such shareholders and directors, respectively.
     3.7 Subsidiaries. Set forth on Schedule 3.7 for each Subsidiary is (a) its name and jurisdiction of creation or organization, (b) the number of authorized Equity Interests of each class of its Equity Interests, and (c) the number of issued and outstanding Equity Interests of each class of its Equity Interests as of the date hereof, the names of the holders thereof, and the number of Equity Interests held by each such holder. All of the issued and outstanding Equity Interests of each Subsidiary have been duly authorized and are validly issued, fully paid and non-assessable. The Acquired Entities hold of record and own beneficially all of the outstanding Equity Interests of the Subsidiaries, free and clear of any Encumbrances except as set forth on Schedule 3.7. There are no outstanding or authorized Commitments with respect to any Subsidiary or its Equity Interests and no such Commitments will arise in connection with the Transactions. There are no Contracts with respect to the voting or transfer of any Subsidiary’s Equity Interests. No Subsidiary is obligated to redeem or otherwise acquire any of its Equity Interests. None of the Acquired Entities controls, directly or indirectly, or has any direct or indirect Equity Interest in, any Person that is not a Subsidiary.
     3.8 Financial Statements.
          (a) Set forth on Schedule 3.8 are the following financial statements (collectively the "Financial Statements”):
               (i) audited balance sheets and statements of income and retained earnings, and cash flows as of and for the fiscal years ended December 31, 2005, 2006 and 2007 for ARAM;
               (ii) unaudited balance sheets and statements of income and retained earnings and cash flows as of and for the following fiscal periods ended April 30, 2006 and 2007 for:
                    (1) CSRI;
                    (2) Canadian Seismic Equipment Ltd.;
               (iii) unaudited balance sheets and statements of income and retained earnings as of and for the following fiscal periods ended December 31, 2005 and 2006 and November 30, 2007 for Texas Seismic Rentals Ltd.;
               (iv) unaudited balance sheets and statements of income and retained earnings as of and for the following fiscal period ended December 31, 2007 for Texas Seismic Rentals GP, Inc.;
               (v) unaudited balance sheets and statements of income and retained earnings and cash flows as of and for the following fiscal period ended December 31, 2007 for Alberta Seimic Rentals Corp.; and
               (vi) interim financial statements comprised of the following (collectively, the “Interim Financial Statements”) as of, and for the four (4) months ended, April 30, 2008 (the “Balance Sheet Date”):
                    (1) an unaudited balance sheet and statements of income and retained earnings for each of:

                         a. ARAM Systems Ltd.;
                         b. Texas Seismic Rentals GP, Inc.;
                         c. CSRI;
                         d. Canadian Seismic Equipment Ltd.;
                         e. Alberta Seismic Rentals Corp.;
                         f. ARAM Systems Middle East FZE; and
                    (2) an unaudited consolidated balance sheet of ARAM and CSRI and their Subsidiaries, treating such entities as a consolidated group for financial accounting purposes.
          (b) The Financial Statements have been prepared in accordance with GAAP applied on a consistent basis throughout the periods covered thereby, present fairly the financial condition of the Acquired Entities and their Subsidiaries as of such dates and the results of operations of the Acquired Entities and their Subsidiaries for such periods, are correct and complete, and are consistent with the books and records of the Acquired Entities and their Subsidiaries; provided, however, that the Interim Financial Statements are subject to normal year-end adjustments (which will not be material individually or in the aggregate) and lack footnotes and other presentation items.
          (c) PricewaterhouseCoopers LLP, which has expressed its opinion with respect to the audited Financial Statements referred to in Section 3.8(a)(i) above, is and has been throughout the periods covered by such Financial Statements (and is expected to continue to be) (i) a registered public accounting firm (as defined in Section 3(a)(59) of the Exchange Act), and (ii) “independent” with respect to the Acquired Entities within the meaning of Regulation S-X promulgated pursuant to the Securities Act and the Exchange Act.
          (d) Each of the Acquired Entities maintains accurate books and records reflecting its assets and liabilities and maintains proper and adequate internal accounting controls which provide assurance that (i) transactions are executed with management’s authorization; (ii) transactions are recorded as necessary to permit preparation of the consolidated financial statements of the Acquired Entities and to maintain accountability for the Acquired Entities’ consolidated assets; (iii) access to the Acquired Entities’ assets is permitted only in accordance with management’s authorizations; (iv) the reporting of the Acquired Entities’ assets is compared with existing assets at regular intervals; and (v) accounts, notes and other Receivables and inventory are recorded accurately, and proper and adequate procedures are implemented to effect the collection thereof on a current and timely basis.
          (e) Since May 30, 2008, no writedowns of balances of CSA Receivables have been taken with respect to any of the Acquired Entities or their Subsidiaries.

     3.9 Subsequent Events. Except as set forth on Schedule 3.9, since the Balance Sheet Date there has not been any Material Adverse Effect with respect to any of the Acquired Entities or any of its Subsidiaries. Without limiting the foregoing, since that date:
          (a) none of the Acquired Entities nor any of its Subsidiaries has sold, leased, transferred or assigned any assets other than for a fair consideration in the Ordinary Course of Business;
          (b) none of the Acquired Entities nor any of its Subsidiaries has entered into any Contract (or series of related Contracts) (i) involving more than CDN$500,000, with respect to any Conditional Sales Contract or (ii) with respect to Contracts other than Conditional Sales Contracts, either involving more than CDN$250,000 or that is entered into outside of the Ordinary Course of Business and except for Sales Contracts entered into in the Ordinary Course of Business;
          (c) none of the Acquired Entities nor any of its Subsidiaries has terminated any Contract except for Contracts that have been terminated in the Ordinary Course of Business;
          (d) no Seller Party that is party to any Contract to which any of the Acquired Entities or any of its Subsidiaries is a party or by which it is bound or any of its assets is subject has Breached any such Contract;
          (e) no Encumbrance has been granted by any Seller Party upon any of the assets of any of the Acquired Entities or any of its Subsidiaries;
          (f) none of the Acquired Entities nor any of its Subsidiaries has made any capital expenditure (or series of related capital expenditures) either involving more than CDN$250,000 or outside the Ordinary Course of Business;
          (g) none of the Acquired Entities nor any of its Subsidiaries has made any capital investment in, any loan to, or any acquisition of the securities or assets of, any other Person (or series of related capital investments, loans, and acquisitions) either involving more than CDN$50,000 or outside the Ordinary Course of Business;
          (h) none of the Acquired Entities nor any of its Subsidiaries has issued any note, bond or other debt security or created, incurred, assumed or guaranteed any Liability for borrowed money or capitalized lease Contract either involving more than CDN$100,000 individually or CDN$200,000 in the aggregate;
          (i) none of the Acquired Entities nor any of its Subsidiaries has delayed or postponed the payment of accounts payable or other Liabilities either involving more than CDN$100,000 (individually or in the aggregate) or outside the Ordinary Course of Business;
          (j) none of the Acquired Entities nor any of its Subsidiaries has canceled, compromised, waived or released any Action (or series of related Actions) either involving more than CDN$50,000 or outside the Ordinary Course of Business;

          (k) none of the Acquired Entities nor any of its Subsidiaries has granted any Contracts or any rights under or with respect to any Intellectual Property;
          (l) except as set forth on Schedule 3.5, there has been no change made or authorized to the Organizational Documents of any Acquired Entity or any of its Subsidiaries;
          (m) except as set forth on Schedule 3.5, none of the Acquired Entities nor any of its Subsidiaries has issued, sold or otherwise disposed of any of its Equity Interests;
          (n) none of the Acquired Entities nor any of its Subsidiaries has declared, set aside or paid any dividend or made any distribution with respect to its Equity Interests (whether in cash or in kind) or redeemed, purchased or otherwise acquired any of its Equity Interests;
          (o) none of the Acquired Entities nor any of its Subsidiaries has experienced any damage, destruction or loss (whether or not covered by insurance) to its assets or properties, excepting normal wear and tear;
          (p) except as set forth on Schedule 3.34, none of the Acquired Entities nor any of its Subsidiaries has made any loan to, or entered into any other transaction with, any of its directors, officers or employees;
          (q) except as set forth on Schedule 3.27, none of the Acquired Entities nor any of its Subsidiaries has entered into any employment, collective bargaining or similar Contract or modified the terms of any such existing Contract;
          (r) except as set forth on Schedule 4.16, none of the Acquired Entities nor any of its Subsidiaries has committed to pay any bonus or granted any increase in the base compensation (i) of any director, officer or employee thereof that is a Seller (or an Affiliate thereof), or (ii) outside of the Ordinary Course of Business, of any of its other directors, officers or employees;
          (s) none of the Acquired Entities nor any of its Subsidiaries has adopted, amended, modified or terminated any bonus, profit-sharing, incentive, severance or similar Contract for the benefit of any of its directors, officers or employees (or taken any such action with respect to any other Employee Benefit Plan);
          (t) except as set forth on Schedule 3.27, none of the Acquired Entities nor any of its Subsidiaries has made any other change in employment terms for (i) any officer or employee thereof that is a Seller (or an Affiliate thereof), or (ii) outside of the Ordinary Course of Business, any of its other directors, officers or employees;
          (u) none of the Acquired Entities has made or pledged to make any charitable or other capital contribution either involving more than CDN$25,000 (individually or in the aggregate) or outside the Ordinary Course of Business;
          (v) to the Knowledge of each Seller Party, there has not been any other occurrence, event, incident, action, failure to act or transaction with respect to the Acquired

Entities or any of its Subsidiaries either involving more than CDN$100,000 (individually or in the aggregate) or outside the Ordinary Course of Business;
          (w) none of the Acquired Entities nor any of its Subsidiaries has made any payment on any indebtedness (including trade payables) in advance of its regularly scheduled due date;
          (x) except as set forth on Schedule 3.34, none of the Acquired Entities nor any of its Subsidiaries has made any payment on any Liabilities, indebtedness (including trade payables) or other obligations owed to any Seller Party or any of their Affiliates;
          (y) none of the Acquired Entities nor any of its Subsidiaries has made any change in its accounting practice, policies or procedures, made any adjustment to its books and records or recharacterized any assets or Liabilities;
          (z) neither of the Acquired Entities nor any of their Subsidiaries has changed any Tax method of accounting, made or changed any Tax election, amended any Tax Return, entered into any closing agreement or settled or compromised any Tax claim or assessment, surrendered any right to a refund, consented to any extension or waiver of any limitations period applicable to any Tax claim or assessment, or taken any other similar action relating to the filing of any Tax Return or the payment of any Tax, if such election, adoption, change, amendment, agreement, settlement, surrender, consent or other action would have the effect of increasing the Tax Liability of the Acquired Entities or any of their Subsidiaries for any period ending after the Closing Date; and
          (aa) except as disclosed in this Section 3.9 and in the Schedules referenced hereinabove, none of the Acquired Entities nor any of its Subsidiaries has committed to do any of the foregoing.
     3.10 Liabilities.
          (a) Except as set forth in Schedule 3.10(a), none of the Acquired Entities nor any of its Subsidiaries has any Liability of the nature required to be disclosed in the liabilities column of a balance sheet prepared in accordance with GAAP (and to the Knowledge of any Seller Party, there is no Basis for any present or future Action or Order against any of them giving rise to any such Liability), except for (i) Liabilities quantified on the face of the Interim Financial Statements (rather than in any notes thereto) and not heretofore paid or discharged, and (ii) Liabilities which have arisen after the Balance Sheet Date in the Ordinary Course of Business which, individually or in the aggregate, are not material and are of the same character and nature as the Liabilities quantified on the face of the Interim Financial Statements (rather than any notes thereto) none of which results from or relates to any Breach of Contract, Breach of warranty, tort, infringement or Breach of Law or arose out of any Action or Order.
          (b) The aggregate outstanding balance (including principal and accrued but unpaid interest) of the indebtedness of the Acquired Entities and their Subsidiaries (including the current portion of such indebtedness) does not exceed CDN$13,377,594 as of June 30, 2008, of which (i) CDN$2,304,925 represents shareholder loan indebtedness owed to the Sellers, (ii)

CDN$3,703,330 represents indebtedness owed to Affiliates other than the Acquired Entities and their Subsidiaries, and (iii) CDN$7,369,339 represents indebtedness to unrelated Persons, specifically indebtedness owed to HSBC Bank Canada and Hewlett Packard Financial Services described in Schedule 3.10(b). Schedule 3.10(b) lists the outstanding principal amount of and outstanding interest on (as of the date set forth on such Schedule) all indebtedness for borrowed money and capitalized equipment lease obligations (including the outstanding principal amount and accrued but unpaid interest and the name of the lender) owed to a bank or any other Person by either of the Acquired Entities or any of its Subsidiaries. All of such indebtedness can be repaid at any time without any restriction or penalty.
     3.11 Legal Compliance. Each of the Acquired Entities, each of its Subsidiaries and their respective predecessors and Affiliates have complied in all material respects with all applicable Laws, and no Action is pending or, to the Knowledge of any Seller Party, threatened (and to the Knowledge of any Seller Party there is no Basis therefor) against it alleging any failure to so comply.
     3.12 Tax Matters.
          (a) All Tax Returns of or relating to any Tax that are required to be filed on or before the Closing Date for, by, on behalf of or with respect to any of the Acquired Entities or their Subsidiaries, including, but not limited to, those relating to the income, business, operations or property of any of the Acquired Entities or their Subsidiaries, and those which include or should include any of the Acquired Entities or their Subsidiaries (whether on a separate, consolidated, affiliated, combined, unitary or any other basis), have been or will be timely filed with the appropriate Governmental Authorities on or before the Closing Date, and all Taxes shown to be due and payable on such Tax Returns or related to such Tax Returns have been or will be paid in full on or before the Closing Date.
          (b) All such Tax Returns were or will be correct and complete in all material respects and have been or will be prepared in compliance with all applicable Laws, and reflect or will reflect all liabilities for Taxes for the periods covered by such Tax Returns. No position has been taken on any Tax Return of the Acquired Entities or their Subsidiaries that is contrary in any material respect to any publicly announced position of a taxing authority with respect to a transaction, plan or arrangement (or any similar transaction, plan or arrangement), or that is substantially similar to any position which a taxing authority has successfully challenged in the course of an examination of a Tax Return of either of the Acquired Entities or Subsidiary thereof. Each of the Acquired Entities and its Subsidiaries have withheld and paid all Taxes required to have been withheld and paid in connection with amounts paid or owed to any employee, independent contractor, creditor, holder of its Equity Interests or other third party.
          (c) Except as set forth on Schedule 3.12, none of the Acquired Entities’ or their Subsidiaries’ Tax Returns are under audit or examination by any Governmental Authority and there are no agreements, waivers or other arrangements providing for an extension of time with respect to the assessment or collection of any Tax or deficiency of any nature against any of the Acquired Entities or their Subsidiaries or with respect to any such Tax Return. No special agreements, rulings or compromises have been entered into between or among the Sellers or any of the Acquired Entities or their Subsidiaries and any Governmental Authority regarding the assessment or payment of Taxes by any of the Acquired Entities or their Subsidiaries. There are no suits or other actions, proceedings, investigations or claims now pending or threatened against Sellers or any of the Acquired Entities or their Subsidiaries with respect to any Tax, or any matters under discussion with any foreign, federal, state or local authority (including with respect to jurisdictions where the Sellers and the Acquired Entities and their Subsidiaries do not file a Tax Return) relating to any Tax, or any claims for any additional Tax asserted by any such authority.
          (d) All Taxes assessed and due and owing from, against or related to any of the Acquired Entities or their Subsidiaries on or before the Closing Date have been or will be timely paid in full on or before the Closing Date.
          (e) All withholding Tax and Tax deposit requirements imposed on or otherwise the obligation of any of the Acquired Entities or their Subsidiaries with respect to amounts paid or owing to any employee, independent contractor, creditor or other Person (whether related or unrelated) for any and all periods ending on or before the Closing Date, or through and including the Closing Date for periods that have not ended on or before the Closing Date, have been or will be timely satisfied in full on or before the Closing Date.
          (f) Except as set forth in Schedule 3.12, the Financial Statements reflect and include adequate charges, accruals, reserves and provisions for the payment in full of any and all Taxes payable with respect to any and all periods ending on or before the respective dates thereof.
          (g) The Acquired Entities and their Subsidiaries have complied in all material respects with all transfer pricing requirements imposed by any Governmental Authority, including, but not limited to, the use of an arm’s length or similar amount for related person charges, filing of Tax Returns, preparation of reports, and the maintenance of records and other documentation supporting any related person charge or other amount. No such authority has proposed, asserted or otherwise discussed the possibility of a transfer pricing adjustment or failure to comply with any transfer pricing requirements with the Sellers or any of the Acquired Entities or their Subsidiaries. Sellers and the Acquired Entities have no Knowledge that any transfer pricing adjustment could reasonably be expected to be proposed, asserted or raised by any authority either before or after the Closing Date. Except as set forth in Schedule 3.12, Sellers and the Acquired Entities have no Knowledge that, to the extent any transfer pricing documentation were to be reviewed by any authority, any transfer pricing adjustments would be proposed or asserted against either of the Acquired Entities or any of their Subsidiaries.
          (h) None of the Acquired Entities nor any Subsidiary thereof is (or has been since December 31, 2003) a tax resident of a jurisdiction other than that in which such Acquired Entity or Subsidiary was formed, incorporated or registered. Except as set forth on Schedule 3.12, Sellers and the Acquired Entities have no Knowledge that any Acquired Entity or Subsidiary thereof was a tax resident of a jurisdiction other than that in which such Acquired Entity or Subsidiary was formed, incorporated or registered for any other period of time.

          (i) None of the Acquired Entities nor any Subsidiary thereof has waived any statute of limitations in respect of Taxes, agreed to any extension of time with respect to a Tax assessment or deficiency or entered into any closing agreement under applicable Tax Law.
          (j) None of the Acquired Entities nor any of their Subsidiaries is (or has been) a United States real property holding corporation (as defined in Section 897(c)(2) of the Code) during the applicable period specified in Code Section 897(c)(1)(A)(ii).
          (k) None of the Acquired Entities nor any of their Subsidiaries is a party to any Tax allocation or Tax sharing agreement that affects any of the Acquired Entities or their Subsidiaries.
          (l) Except as set forth on Schedule 3.12, neither of the Acquired Entities nor their Subsidiaries is or has been a member of any affiliated, consolidated, combined, unitary or similar group for Tax purposes.
          (m) All consolidated or unitary groups of which any of the Acquired Entities or their Subsidiaries is or has been a party have duly fulfilled, in a timely and accurate manner, all Tax-related obligations to any Governmental Authority for the period up to the Closing Date. Adequate provisions for payment of all Taxes, including all obligations regarding the termination of any consolidated groups or fiscal unities of which any of the Acquired Entities or their Subsidiaries is or has been a party, have been made.
          (n) None of the Acquired Entities nor their Subsidiaries have made or become obligated to make any payments that could be nondeductible by reason of Code Sections 280G (without regard to subsection (b)(4) thereof) or any similar provision imposed by federal, provincial, foreign, state or local Law, nor will any of the Acquired Entities or any such Subsidiary be required to “gross-up” or otherwise compensate any individual because of the imposition of any excise tax on such a payment to the individual.
          (o) Except as set forth on Schedule 3.12, during the current fiscal year and for the five previous fiscal years, neither of the Acquired Entities nor any of their Subsidiaries has claimed or been granted exemptions from Taxes in connection with any amalgamation, reorganization or merger involving any of the Acquired Entities or Subsidiary thereof. Sellers and the Acquired Entities have no Knowledge that any amalgamation, reorganization or merger involving any of the Acquired Entities or their Subsidiaries consummated before the Closing Date could reasonably be expected to give rise to the assessment or payment of Taxes after the Closing Date.
          (p) None of the Acquired Entities nor any of its Subsidiaries has made any payments, is obligated to make any payments, or is a party to any Contract that under certain circumstances could obligate it to make any payments that will not be deductible under Code Section 162(m) (or any similar provision imposed by any federal, provincial, foreign, state or local Law imposed by any Governmental Authority having jurisdiction).

          (q) The Acquired Entities and each of their Subsidiaries that engaged in a commercial activity in Canada are duly registered under Subdivision (d) of Division V of Part IX of the Excise Tax Act (Canada) with respect to the goods and services tax.
          (r) None of Sections 78, 79, 80, 80.01, 80.02, 80.03 or 80.04 of the Income Tax Act (Canada) or any equivalent provision of the Tax legislation of any of the provinces of Canada or any other Canadian jurisdiction, have applied or will apply to any of the Acquired Entities or any of their Subsidiaries at any time up to and including the Closing Date and to the Seller’s or the Acquired Entities’ Knowledge, there will not be any circumstances existing at or prior to the Closing Date which could, in themselves, result in the application of any such provisions to the Acquired Entities or any of their Subsidiaries for taxation years ending after the Closing Date.
          (s) None of the Acquired Entities nor any of their Subsidiaries has acquired property from a non-arm’s length Person, within the meaning of the Income Tax Act (Canada), for consideration, the value of which is less than the fair market value of the property acquired in circumstances which would subject it to a liability under Section 160 of the Income Tax Act (Canada).
          (t) Except as set forth in Schedule 3.12, none of the Acquired Entities nor any of its Subsidiaries has claimed or will claim in any Tax Return for any taxation year ending on or before the Closing Date any reserve of any amount which could be included in the income of the Acquired Entities or any of the Subsidiaries for any period ending after the Closing Date.
          (u) Except for transfers that have been the subject of a valid election under section 85 or section 97 of the Income Tax Act (Canada) or any other valid tax-deferred election under the Income Tax Act (Canada), none of the Acquired Entities nor any of their Subsidiaries has ever been deemed for the purposes of the Income Tax Act (Canada) or any applicable provincial legislation to have acquired or had the use of property for proceeds greater than the fair market value thereof from, or disposed of property for proceeds less than the fair market value thereof to, or received or performed services for amounts other than the fair market value from or to, or paid or received interest or any other amount other than at a fair market value rate to or from, any Person inside or outside Canada with whom it does not deal at arm’s length within the meaning of the Income Tax Act (Canada).
     3.13 Title to Assets. Except as set forth on Schedule 3.16, the Acquired Entities and their Subsidiaries each have good, marketable and indefeasible title to, or a valid leasehold interest in, the properties and assets they use, located on their premises, shown on the Interim Financial Statements or acquired after the date thereof, free and clear of all Encumbrances, except as set forth on Schedule 3.13 and for properties and assets disposed of in the Ordinary Course of Business since the date of the Interim Financial Statements.
     3.14 Real Property. Except as set forth on Schedule 3.14, each of the Acquired Entities and their Subsidiaries do not own, or have any rights or options to acquire, any real property, and since January 1, 2000, have not owned any real property. Schedule 3.14 lists and describes briefly all real property leased or subleased to each of the Acquired Entities and each of its Subsidiaries. Sellers have delivered to Buyer correct and complete copies of the lease and sublease Contracts (as amended to date) listed in Schedule 3.14. With respect to each lease and sublease Contract required to be listed in Schedule 3.14:
          (a) the Contract is Enforceable;
          (b) the Contract will continue to be Enforceable on identical terms following the consummation of the Transactions;
          (c) no Acquired Entity or Subsidiary party to the Contract is in Breach and, to the Knowledge of any Seller Party, no other party to the Contract is in Breach, and to the Knowledge of any Seller Party no event has occurred which, with notice or lapse of time, would constitute a Breach thereunder, and the consummation of the Transactions will not result in a Breach by any party to the Contract;
          (d) no party to the Contract has repudiated any provision thereof;
          (e) there are no Actions, Orders or forbearances in effect as to the Contract;
          (f) with respect to each sublease Contract, to the Knowledge of any Seller Party, the representations and warranties set forth in Sections 3.14(a) through (e) are true and correct (subject to the qualifications set forth therein) with respect to the underlying lease Contract;
          (g) except as set forth on Schedule 3.13, none of the Acquired Entities has granted or suffered to exist any Encumbrance in the leasehold or sub-leasehold Contract;
          (h) all facilities leased or subleased under the Contract have received all material Permits required in connection with the operation thereof and have been operated and maintained materially in accordance with applicable Laws;
          (i) all facilities leased or subleased under the Contract are supplied with utilities and other services necessary for the operation of said facilities;
          (j) no Acquired Entity has subleased or sub-subleased to any Person, or granted to any Person the right to occupy, all or any portion of any of the facilities leased or subleased under the Contracts;
          (k) to the Knowledge of any Seller Party, no Action is pending or threatened that challenges the validity of any leasehold or sub-leasehold interest of an Acquiring Entity in any of the lease or sublease Contracts identified on Schedule 3.14;
          (l) each Acquired Entities’ present and intended use of the facilities and premises leased or subleased under the Contracts are permitted under the terms and provisions of the Contracts;
          (m) the Acquired Entities have obtained all necessary approvals, licenses, and permits, including, but not limited to, those relating to zoning, development, building, occupancy, and business approvals, licenses and permits necessary for each of the Acquired

Entities’ present and intended use of the facilities and premises leased or subleased under the Contracts;
          (n) to the Knowledge of any Seller Party, there are no extraordinary repairs or replacements or capital improvements required to be performed by the Acquired Entities on or in the facilities or premises leased or subleased under the Contracts;
          (o) to the Knowledge of any Seller Party, there does not exist any condition at the premises or facilities leased or subleased under the Contracts which would materially interfere with the business of an Acquiring Entity in any of the lease or sublease Contracts identified on Schedule 3.14;
          (p) none of the Seller Parties have violated any Environmental, Health and Safety Requirement in connection with the use, possession, lease or sublease of any of the facilities or premises leased or subleased pursuant to the Contracts identified on Schedule 3.14; and
          (q) none of the Seller Parties have breached any of their obligations in the Contracts relating to compliance with any Environmental, Health and Safety Requirements and there are no Actions or, to the Knowledge of any Seller Party, threatened Actions, or duties or obligations on the part of any Acquired Entity to perform any remediation, removal or abatement of any hazardous material or substance in connection with the Acquired Entities’ lease or sublease of the facilities and premises pursuant to the Contracts identified on Schedule 3.14.
     3.15 Intellectual Property.
          (a) The Acquired Entities and their Subsidiaries own or have the right to use pursuant to a valid Contract all Intellectual Property necessary or desirable for the operation of the businesses of the Acquired Entities and their Subsidiaries as currently conducted and as currently proposed to be conducted. Each item of Intellectual Property owned or used by each of the Acquired Entities and its Subsidiaries immediately prior to the Closing will be owned or available for use by the Acquired Entities or Subsidiary on identical terms and conditions immediately subsequent to the Closing without the need for any further right, license, permission or consent in respect thereof and the consummation of the transactions contemplated herein will not impair, alter or limit in any way such ownership or rights. Each of the Acquired Entities and its Subsidiaries has taken all necessary and desirable action to maintain and protect each item of Intellectual Property that it owns or uses.
          (b) Schedule 3.15(b) identifies each (i) patent, copyright, trademark and service mark which has been issued to each of the Acquired Entities and its Subsidiaries, (ii) patent, copyright, trademark and service mark application, disclosures, reissuances, continuations, continuations-in-part, revisions, extensions and reexemptions filed by either Acquired Entities or any of its Subsidiaries, and (iii) Contract pursuant to which any of the Acquired Entities or any of its Subsidiaries has granted to a third party rights under or with respect to any of its Intellectual Property (together with any exceptions). Each of the registrations and applications for registration listed in Schedule 3.15(b) is valid and subsisting, in good standing, enforceable against third parties and recorded, maintained and renewed in the name of the Acquired Entities or their Subsidiaries, as the case may be, in the appropriate offices to preserve the rights thereof and thereto. Schedule 3.15(b) also identifies each trade name, unregistered trademark, and unregistered service mark each of the Acquired Entities or its Subsidiaries uses in connection with any of their respective businesses. With respect to each item of Intellectual Property required to be identified in Schedule 3.15(b):
               (i) the Acquired Entities and their Subsidiaries possess all right, title and interest in and to the item, free and clear of any Encumbrance;
               (ii) the item is not subject to any outstanding Order;
               (iii) except as set forth in Schedule 3.22, no Action is pending or, to the Knowledge of any Seller Party, is threatened (and, to the Knowledge of any Seller Party, there is no Basis therefor) which challenges the validity, Enforceability, use or ownership of the item;
               (iv) neither of the Acquired Entities nor any of their Subsidiaries has ever agreed to indemnify any Person for or against any interference, infringement, misappropriation or other conflict with respect to the item;
               (v) to the Knowledge of any Seller Party there exist no facts which would affect the validity, enforceability, scope or registrability of any of the Intellectual Property; and
               (vi) there are no prohibitions or restrictions on the use or other exploitation by the Acquired Entities or their Subsidiaries of the Intellectual Property.
          (c) None of the Acquired Entities nor any Subsidiary thereof has interfered with, infringed upon, misappropriated or otherwise come into conflict with any other Person’s Intellectual Property or intellectual property rights, and no Seller Party has ever received any notice alleging any such interference, infringement, misappropriation or violation (including any claim that the Acquired Entities or any of its Subsidiaries must license or refrain from using any other Person’s Intellectual Property or Intellectual Property rights). To the Knowledge of each of the Seller Parties, except as set forth on Schedule 3.15(d), no other Person has interfered with, infringed upon, misappropriated or otherwise come into conflict with any Intellectual Property or Intellectual Property rights of the Acquired Entities or any of its Subsidiaries.
          (d) Schedule 3.15(d) identifies each item of Intellectual Property (other than software available on a retail basis having a replacement value of less than CDN$20,000 per copy) that any other Person owns and that the Acquired Entities or any of its Subsidiaries uses. With respect to each item of Intellectual Property required to be identified in Schedule 3.15(d):
               (i) the Contract is Enforceable;
               (ii) the Contract will continue to be Enforceable on identical terms following the consummation of the Transactions without the need for any further right, license, permission or consent in respect thereof and the consummation of the transactions contemplated herein will not impair, alter or limit in any way any Acquired Entity or its Subsidiaries’ rights in or under such Contract;

               (iii) no Acquired Entity or Subsidiary Party to the contract is in Breach and, to the Knowledge of any Seller Party, no other party to the Contract is in Breach, and, to the Knowledge of any Seller Party, no event has occurred which with notice or lapse of time would constitute a Breach thereunder;
               (iv) no party to the Contract has repudiated any provision thereof;
               (v) with respect to each sublicense Contract, to the Knowledge of any Seller Party, the representations and warranties set forth in Sections 3.15(d)(i) through (iv) are true and correct with respect to the underlying license Contract;
               (vi) the underlying item of Intellectual Property is not subject to any outstanding Order;
               (vii) except as set forth on Schedule 3.22, no Action is pending (except for Actions that have been filed and not yet served and about which no Seller Party has Knowledge) or, to the Knowledge of any Seller Party, is threatened (and there is no Basis therefor) which challenges the Enforceability of the underlying item of Intellectual Property;
               (viii) none of the Acquired Entities nor any Subsidiary thereof has granted any sublicense or similar Contract with respect to the Contract; and
               (ix) there are no royalty payments, license fees or other sums payable to or by the Acquired Entities or their Subsidiaries in respect of such Intellectual Property except as listed in Schedule 3.15(d) or to maintain or renew any registrations or applications for registration in relation thereto.
          (e) None of the Acquired Entities nor any Subsidiary thereof will interfere with, infringe upon, misappropriate or otherwise come into conflict with, any Intellectual Property rights of any other Person as a result of the continued operation of its businesses as currently conducted and as currently proposed to be conducted.
          (f) No Seller Party has any Knowledge of any new products, inventions, procedures or methods of manufacturing or processing that any competitors or other Person have developed which reasonably could be expected to supersede or make obsolete any product or process of the Acquired Entities or any of its Subsidiaries.
          (g) To the extent that the Intellectual Property owned or used by Acquired Entities or their Subsidiaries includes software, the Intellectual Property has, at all times, operated in accordance with the operational documentation and specifications therefore without any operating defects, delays or nonconformance and without the requirement for work around or non-automated process steps which could affect the operation, conduct or maintenance of the businesses of Acquired Entities or their Subsidiaries, as currently conducted and as currently proposed to be conducted and does not contain any unauthorized code, disabling mechanism or protection feature designed to prevent its use.
          (h) All of the persons who either alone or in concert with others created or developed any element or combination of elements in the Intellectual Property owned by the

Acquired Entities or their Subsidiaries are either employees or former employees of the Acquired Entities or their Subsidiaries (who created or developed the Intellectual Property as part of their employment duties on the business premises and using only the equipment of the Acquired Entities or their Subsidiaries) or independent contractors or former independent contractors of the Acquired Entities or their Subsidiaries (who have assigned any and all rights they may have in the Intellectual Property to the Acquired Entities or their Subsidiaries).
Waivers of moral rights and all other similar rights with respect to association with or integrity in a work, whether arising under copyright legislation or otherwise, in favor of the Acquired Entities and their Subsidiaries have been obtained from each independent contractor, employee, or other entity who participated in or contributed to the creation or development of any element or combination of elements of the Intellectual Property.
     3.16 Tangible Assets. Except as set forth on Schedule 3.16, the Acquired Entities and their Subsidiaries own or lease all buildings, machinery, equipment and other tangible assets necessary for the conduct of their businesses as currently conducted and as currently proposed to be conducted. The tangible assets of the Acquired Entities and their Subsidiaries (i) are free from defects (patent and latent), (ii) are in good operating condition and repair, subject to ordinary wear and tear and have been maintained in accordance with standard industry practice, (iii) are adequate for the purpose for which they are being used and are capable of being used in the business of the Acquired Entities and their Subsidiaries as presently conducted without present need for replacement or repair, except in the Ordinary Course of Business, (iv) conform in all material respects with all applicable legal requirements, and (v) in the aggregate provide the capacity to engage in the business of the Acquired Entities and their Subsidiaries on a continuous basis, subject to routine maintenance. Except as set forth on Schedule 3.16, through the date hereof, Seller Parties have not deferred any capital or maintenance expenditures with respect to the business of the Acquired Entities and their Subsidiaries.
     3.17 Inventory. The Acquired Entities’ and their Subsidiaries inventory, whether reflected on the Financial Statements or not, consists of raw materials and supplies, manufactured and processed parts and components, goods and products in process, and finished goods and products, which are merchantable and fit for the purpose for which it was procured or manufactured, and, except as has been written down on the Interim Balance Sheet, none of which is obsolete, damaged or defective. Any inventory that has been written down on the Interim Balance Sheet has either been written off or written down to its net realizable value. The quantities of inventory are reasonable in the current (and the currently foreseeable) circumstances of the Acquired Entities and their Subsidiaries. All inventory of the Acquired Entities and their Subsidiaries is physically located on the premises of the Acquired Entities or their Subsidiaries, and is not held on consignment by any consignees or by any outsource manufacturers.
     3.18 Contracts. Except as otherwise disclosed in Schedules 3.14, 3.15(d), 3.21 and 3.27, Schedule 3.18 lists the following Contracts to which the Acquired Entities or any of its Subsidiaries is a party:

          (a) any Contract (or group of related Contracts) for the lease of personal property to or from any Person providing for lease payments in excess of CDN$25,000 per annum;
          (b) any Contract (or group of related Contracts) for the purchase or sale of raw materials, commodities, supplies, products or other personal property, or for the furnishing or receipt of services, the performance of which will extend over a period of more than one year, result in a material loss to either of the Acquired Entities and its Subsidiaries, taken as a whole, or involve consideration in excess of CDN$100,000;
          (c) any Contract concerning an investment or interest in a limited liability company, partnership, joint venture or similar arrangement;
          (d) any Contract (or group of related Contracts) under which it has created, incurred, assumed or guaranteed any Liability for borrowed money or any capitalized lease in excess of CDN$100,000, or under which it has imposed or suffered to exist an Encumbrance on any of its assets;
          (e) any Contract concerning confidentiality or non-competition;
          (f) any Contract with any Seller or any of their Affiliates (other than the Acquired Entities and their Subsidiaries);
          (g) any profit sharing, share option, share purchase, share appreciation, deferred compensation, severance or other similar Contract for the benefit of its current or former directors, officers and employees;
          (h) any collective bargaining Contract;
          (i) any Contract for the employment of any individual on a full-time, part-time, consulting or other basis providing for (i) annual compensation in excess of CDN$100,000; (ii) compensation as a percentage commission on revenues earned or sold, or (iii) severance benefits, including but not limited to, any Contract creating a commissioned sales agency, revenue share alliance or any other form of agency or representation;
          (j) any Contract under which it has advanced or loaned or guaranteed and loan in any amount to any of its directors or officers or any Seller or, outside the Ordinary Course of Business, to its employees that are not Sellers; and
          (k) any other Contract (or group of related Contracts), the performance of which involves consideration in excess of CDN$100,000.
     Sellers have made available to Buyer a correct and complete copy of each written Contract (as amended to date but with pricing information excluded) listed in Schedule 3.18 and a written summary setting forth the terms and conditions of each oral Contract referred to in Schedule 3.18. With respect to each such Contract:
                    (1) the Contract is Enforceable;

                    (2) the Contract will continue to be Enforceable on identical terms following the consummation of the Transactions;
                    (3) the Acquired Entity or Subsidiary party thereto, as applicable, is not in Breach and, to the Knowledge of any Seller Party, no other party is in Breach, and, to the Knowledge of any Seller Party, no event has occurred which, with notice or lapse of time, would constitute a Breach under the Contract; and
                    (4) no party has repudiated any provision of the Contract.
     3.19 Receivables. All of the Receivables represent bona fide transactions, and arose in the Ordinary Course of Business of the Acquired Entities and their Subsidiaries, and are reflected properly in their books and records. All of the Receivables are good and collectible receivables, are current, and will be collected in accordance with past practice and the terms of such Receivables (and in any event within six months following the Closing Date), without set off or counterclaims, subject only to the reserve for bad debts set forth on the face of the Interim Financial Statements (rather than in any notes thereto) as adjusted for the passage of time through the Closing Date in accordance with the Ordinary Course of Business of the Acquired Entities and their Subsidiaries, consistent with GAAP.
     3.20 Powers of Attorney. Except as set forth on Schedule 3.20, there are no outstanding powers of attorney executed on behalf of the Acquired Entities or any of their Subsidiaries.
     3.21 Insurance. Schedule 3.21 sets forth the following information with respect to each insurance policy Contract (including policies providing property, casualty, liability, directors’ and officers’ errors and omissions, and workers’ compensation coverage and bond and surety arrangements) to which the Acquired Entities or any of their Subsidiaries has been a party, a named insured, or otherwise the beneficiary of coverage at any time within the past five (5) years:
          (a) the name, address and telephone number of the agent;
          (b) the name of the insurer, the name of the policyholder and the name of each covered insured,
          (c) the policy number and the period of coverage;
          (d) the scope (including an indication of whether the coverage was on a claims made, occurrence or other basis) and amount (including a description of how deductibles and ceilings are calculated and operate) of coverage; and
          (e) a description of any retroactive premium adjustments or other loss-sharing arrangements.
With respect to each insurance policy Contract:
                    (1) the Contract is Enforceable;

                    (2) the Contract will continue to be Enforceable on identical terms following the consummation of the Transactions;
                    (3) neither any of the Acquired Entities, any Subsidiary thereof, nor, to the Knowledge of any Seller Party, any other party to the Contract, is in Breach (including with respect to the payment of premiums or the giving of notices), and, to the Knowledge of any Seller Party, no event has occurred which, with notice or the lapse of time, would constitute such a Breach under the Contract; and
                    (4) no party to the Contract has repudiated any provision thereof.
     Each of the Acquired Entities and its Subsidiaries has been covered during the past five (5) years by insurance in scope and amount customary and reasonable for the businesses in which it has engaged during the aforementioned period. Schedule 3.21 also describes any self insurance arrangements affecting any Acquired Entity or its Subsidiaries.
     3.22 Litigation. Schedule 3.22 sets forth each instance in which any of the Acquired Entities or any Subsidiary thereof (a) is subject to any outstanding Order or (b) is a party or, to the Knowledge of any Seller Party, is threatened to be made a party to any Action. No Action set forth in Schedule 3.22 questions the Enforceability of this Agreement or the Transactions, or could result in any Material Adverse Effect with respect to an Acquired Entity or any Subsidiary thereof, and no Seller Party has any Knowledge of any Basis to believe that any such Action may be brought or threatened against any of the Acquired Entities or any Subsidiary thereof.
     3.23 Product Warranty. Each product manufactured, sold, leased or delivered by the Acquired Entities and their Subsidiaries has been so manufactured, sold, leased or delivered, as the case may be, in conformity in all material respects with all applicable Law, Contracts and all express and implied warranties, and none of the Acquired Entities nor any of its Subsidiaries has any Liability (and there is no Basis for any present or future Action against any of them giving rise to any Liability) for replacement or repair thereof or other Damages in connection therewith, subject only to the reserve for product warranty claims set forth on the face of the Interim Financial Statements as adjusted for the passage of time through the Closing Date in accordance with the Acquired Entities’ past custom and practice. No product designed, manufactured, sold, leased or delivered by any of the Acquired Entities or any Subsidiary thereof is subject to any guaranty, warranty or other indemnity or similar Liability beyond the applicable standard terms and conditions of sale or lease. Copies of standard terms and conditions of sale or lease for each of the Acquired Entities and Subsidiary thereof (containing applicable guaranty, warranty and similar Liability indemnity provisions) have been made available to Buyer.
     3.24 Product Liability. Except as set forth on Schedule 3.24, none of the Acquired Entities nor Subsidiaries thereof has any Liability (and there is no Basis for any present or future Action against any of them giving rise to any Liability) arising out of any injury to individuals or property as a result of the ownership, possession or use of any product designed, manufactured, sold, leased or delivered by any of the Acquired Entities or any Subsidiary thereof. Without limiting the generality of the foregoing, none of the Acquired Entities nor any of their

Subsidiaries, and none of their respective predecessors, has designed, manufactured, sold, leased or delivered any product containing asbestos.
     3.25 Labor; Employees. None of the Acquired Entities nor Subsidiaries thereof is a party to or bound by any collective bargaining Contract, nor has any of them experienced any strikes, grievances, claims of unfair labor practices or other collective bargaining disputes. None of the Acquired Entities nor Subsidiaries thereof has committed any unfair labor practice. No Seller Party has any Knowledge of any organizational effort currently being made or threatened by or on behalf of any labor union with respect to employees of any of the Acquired Entities or any Subsidiaries thereof.
     3.26 Employment. Each of the Acquired Entities and Subsidiaries thereof, and its respective predecessors and Affiliates has complied, and is in compliance, in all material respects, with all Laws pertaining to employment, including, but not limited to Laws governing or regarding the payment of wages or other compensation, employee benefits, employment discrimination and harassment, occupational safety and health, workers’ compensation and any and all other Laws governing or pertaining to the terms and conditions of employment. No Action is pending nor, to the Knowledge of any Seller Party, is any Action threatened (and there is no Basis therefor), against any of the Acquired Entities or their respective predecessors and Affiliates alleging any failure to so comply. To the Knowledge of each Seller Party, none of the Acquired Entities or any Subsidiaries thereof, nor any of their respective predecessors and Affiliates, has Breached or is in Breach of any Contract for the employment of any individual on a full-time, part-time, consulting or other basis. To the Knowledge of each Seller Party, no executive, key employee or group of employees has any plans to terminate employment with any of the Acquired Entities or any Subsidiaries thereof. Without limiting the generality of the foregoing, there are no outstanding, pending or, to the Knowledge of the Seller Parties, threatened claims, Actions, grievances or similar proceedings by or before any court, tribunal, panel or Governmental Authority relating to any Employee or any Person who was previously an Employee of any of the Acquired Entities or their Subsidiaries, including without limitation, any matters arising under or by virtue of the Employment Standards Code (Alberta), the Labour Relations Code (Alberta), the Occupational Health & Safety Act (Alberta), Workers’ Compensation Act (Alberta), the Human Rights, Citizenship and Multiculturalism Act (Alberta) and the Personal Information Protection Act (Alberta). Neither of the Acquired Entities nor any of their Subsidiaries has received any whistleblower complaints or any other complaints regarding accounting or auditing matters relating to the Acquired Entities or any of their Subsidiaries.
     3.27 Employee Benefits.
          (a) Schedule 3.27 contains a true, complete and accurate list of each director and each Person employed by the Acquired Entities or their Subsidiaries and those employees of the Acquired Entities and their Subsidiaries whose employment duties are substantially dedicated to the business of the Acquired Entities and their Subsidiaries (the “Employees”), together with such individual’s title or job description and date of hire by the Acquired Entities or Subsidiaries. Sellers have previously made available to Buyer a true, complete and accurate list of each Employee who is compensated on a salaried basis, such individual’s salary, the last date of increase of his or her salary, and his or her incentive compensation arrangements (including vacation accrual, if any) with the Acquired Entities or any of their Subsidiaries, indicating any Employees who are on medical, maternity or other leave of absence for a period of time exceeding two (2) weeks. Except as and to the extent set forth on Schedule 3.27, as of the date hereof, neither of the Acquired Entities nor any their Subsidiaries has received notification that any of the Employees presently plans to terminate his or her employment during the 2008 calendar year, whether by reason of the Transactions or otherwise. There are no issued, outstanding or reserved Commitments or similar obligations that could require the Acquired Entities or any of their Subsidiaries to issue to any Employee or director any of its Equity Interests or any securities or interests linked to any Equity Interests or any amounts in respect of bonus, incentive or deferred compensation payments.
          (b) Except as and to the extent set forth on Schedule 3.27, Sellers have made available to Buyer a true, complete and accurate list and brief description of any employee welfare benefit plan or employee pension benefit plan, including, but not limited to, a plan that provides retirement income or results in deferrals of income by employees for periods extending to their terminations of employment or beyond, and a plan that provides medical, dental, surgical, or hospital care benefits or benefits in the event of sickness, accident, disability, death or unemployment and any other material employee benefit agreement or arrangement, including without limitation, any deferred compensation plan, incentive plan, bonus plan or arrangement, share option plan, share purchase plan, share award plan, golden parachute agreement, severance pay plan, dependent care plan, employee assistance program, scholarship program, employment contract, retention incentive agreement, non-competition agreement, consulting agreement, confidentiality agreement, vacation policy or other similar plan or agreement or arrangement that has been sponsored, maintained or adopted by any of the Acquired Entities or their Subsidiaries at any time during the past three (3) years, or has been approved by any of the Acquired Entities or their Subsidiaries but is not yet effective, for the benefit of any Employees or persons who were previously Employees (or their beneficiaries), or with respect to which any of the Acquired Entities or their Subsidiaries may have any Liability (all of the foregoing, collectively, the "Employee Benefit Plans”). Sellers shall have made available to Buyer prior to the Closing Date true, complete and correct copies of all plan documents, summary plan descriptions, letters of determination, financial statements, related trusts, insurance and other funding Contracts or vehicles, agreements pursuant to which any of the Acquired Entities or their Subsidiaries may be obligated to indemnify any Person and filings with all applicable Governmental Authorities for the past three years relating to the foregoing Employee Benefit Plans.
          (c) Except as set forth on Schedule 3.27, each Employee Benefit Plan has been operated and administered in all respects in accordance with its terms and applicable Laws and has been properly funded.
          (d) Except as set forth on Schedule 3.27, neither the execution of this Agreement nor the consummation of the Transactions, either alone or in conjunction with another event (such as termination of employment) will (i) entitle any Employee or any person who was previously an Employee to severance pay from any of the Acquired Entities or their Subsidiaries or any other payment under a Employee Benefit Plan, (ii) accelerate the time of payment or vesting of benefits under a Employee Benefit Plan, or (iii) increase the amount of compensation due any Employee by any of the Acquired Entities or their Subsidiaries.

          (e) Neither of the Acquired Entities nor any of their Subsidiaries provides employee post-retirement medical or health coverage for any Employee or contributes to or maintains any employee welfare benefit plan that provides for health benefit coverage following termination of employment of any Employee, nor has it made any representations, agreements, covenants or commitments to provide that coverage.
          (f) Neither of the Acquired Entities nor any of their Subsidiaries, nor any of their respective officers, employees or agents, nor any of the Employee Benefit Plans, including any pension plans or any trusts created thereunder, or any trustee or administrator thereof, has engaged in any prohibited transaction or act or any other breach of fiduciary responsibility that could subject any of the Acquired Entities or their Subsidiaries or Buyer to any Tax or penalty or to any Liability under any applicable Law.
          (g) Any Liabilities of any of the Acquired Entities or their Subsidiaries with respect to future obligations related to pension liabilities, including any unfunded pension plan Liabilities, have been reflected in the Financial Statements of the Acquired Entities and their Subsidiaries.
          (h) There is no Action pending, or to the Knowledge of the Seller Parties, threatened or contemplated, relating to any Employee Benefit Plan (other than routine claims for benefits).
          (i) All premiums required to be paid, all benefits, expenses and other amounts due and payable, and all contributions, transfers or payments required to be made to or under the Employee Benefit Plans will have been paid, made or accrued for all services on or prior to the Closing Date.
          (j) Each Employee Benefit Plan which is a “pension plan” (as that term is defined in section 3(2) of ERISA) is the subject of a favorable determination letter issued by the Internal Revenue Service (“IRS”) with respect to the qualified status of such plan under section 401(a) of the Code and the tax-exempt status of any trust which forms a part of such plan under section 501(a) of the Code; all amendments to any such plan for which the remedial amendment period (within the meaning of section 401(b) of the Code and applicable regulations) has expired are covered by a favorable IRS determination letter; and no event has occurred which will or could give rise to disqualification of any such plan under such section or to a tax under section 511 of the Code.
          (k) Neither of the Acquired Entities nor any of their ERISA Affiliates sponsors, maintains, contributes to or has any liability or contingent liability with respect to a “pension plan” (as that term is defined in section 3(2) of ERISA) which is subject to Title IV of ERISA.
          (l) There has been no act or omission that would impair the ability of the Acquired Entities or their Subsidiaries (or any successor thereto) to unilaterally amend or terminate any Employee Benefit Plan.

          (m) None of the assets of any Employee Benefit Plan are invested in employer securities or employer real property.
     3.28 Environmental, Health and Safety Matters.
          (a) Each of the Acquired Entities and its respective predecessors and Affiliates has complied, and is in compliance, in all material respects, with all Environmental, Health and Safety Requirements.
          (b) Without limiting the generality of Section 3.28(a), each of the Acquired Entities and its respective Affiliates has obtained, has complied with, and is in compliance with all Permits that are required pursuant to Environmental, Health and Safety Requirements for the occupation of its facilities and the operation of its business.
          (c) None of the Acquired Entities nor any of its respective predecessors or Affiliates has received any written or oral notice, report or other information regarding any actual or alleged violation of Environmental, Health and Safety Requirements or any Liabilities, including any investigatory, remedial, cleanup or corrective action Liabilities, that relate to any of them or any of their facilities and arise under Environmental, Health and Safety Requirements.
          (d) None of the following exists at any property or facility owned, leased or operated by the Acquired Entities or any of their Subsidiaries in a manner that has given or would give rise to any Damages: (i) under or above-ground storage tanks, (ii) asbestos containing material in any form or condition, (iii) materials or equipment containing polychlorinated biphenyls, or (iv) landfills, surface impoundments or disposal areas.
          (e) None of the Acquired Entities nor any of its respective predecessors or Affiliates has treated, stored, disposed of, arranged for or permitted the disposal of, transported, handled or Released any substances, including any Hazardous Substances, or owned, leased or operated any property or facility (and no such property or facility is contaminated by any such substance) in a manner that has given or would give rise to any Damages, including any response costs, corrective action costs, personal injury, property Damage or natural resources Damages under the Comprehensive Environmental Response, Compensation and Liability Act of 1980, as amended, the Solid Waste Disposal Act, as amended, the Environmental Protection and Enhancement Act, as amended, or any other Environmental, Health and Safety Requirements.
          (f) The Transactions will not result in any Liabilities for site investigation or cleanup, or require the Consent of any Person, including pursuant to any of the so-called “transaction-triggered” or “responsible property transfer” Environmental, Health and Safety Requirements.
          (g) None of the Acquired Entities nor any of their predecessors or Affiliates has, either expressly or by operation of Law, assumed or undertaken any Liability, including any obligation for corrective or remedial action, of any other Person relating to Environmental, Health and Safety Requirements.

          (h) No facts, events or conditions relating to the past or present facilities, properties or operations of the Acquired Entities, nor any of their respective predecessors or Affiliates, will prevent, hinder, limit or materially increase the cost of continued compliance with Environmental, Health and Safety Requirements, give rise to any Damages pursuant to Environmental, Health and Safety Requirements, or give rise to any other Liabilities pursuant to Environmental, Health and Safety Requirements.
     3.29 Customers and Suppliers. No Seller Party has received any notice that any significant customer or significant supplier intends to, or desires to, cease its business relationship with any of the Acquired Entities or their Subsidiaries, curtail or delay purchases from or sales to any of the Acquired Entities or their Subsidiaries, renegotiate pricing or terms with any of the Acquired Entities or their Subsidiaries, alter any contract with any of the Acquired Entities or their Subsidiaries or cease or reduce, curtail or delay its operations or expenditures in any material respect.
     3.30 Permits. The Acquired Entities and their Subsidiaries possess all material Permits required to be obtained and maintained for their businesses and operations. Schedule 3.30 sets forth a list of all such Permits, excluding those Permits set forth on Schedule 3.28(b). Except as set forth in Schedule 3.30, such Permits are in full force and effect, free from Breach and the Transactions will not adversely affect them.
     3.31 Anti-Bribery Laws Compliance. No offer, promise, authorization to pay, or payments or inducements have been made or given, directly or indirectly, to any government official, including, but not limited to, any federal or local official or candidate for, any federal, provincial or state office in Canada, the United States or foreign offices by Sellers or any of the Acquired Entities or their Subsidiaries, by any of their officers, directors, employees or agents or, to the Knowledge of Seller Parties, by any other Person in connection with any opportunity, contract, permit, certificate, consent, order, approval, waiver or other authorization relating to the business of the Sellers or any of the Acquired Entities or their Subsidiaries. Neither Sellers nor any of the Acquired Entities or their Subsidiaries, nor, to the Knowledge of the Seller Parties, any director, officer, agent, employee or other Person associated with or acting on behalf of Sellers or any of the Acquired Entities or their Subsidiaries, (i) has, on behalf of the Acquired Entities, made any unlawful contribution, gift, entertainment or other unlawful expense relating to political activity; (ii) made any direct or indirect unlawful payment to any government official or employee; (iii) violated or is in violation of any provision of the FCPA or any similar Laws; or (iv) made any bribe, unlawful rebate, payoff, influence payment, kickback or other unlawful payment in connection with the business of Sellers or any of the Acquired Entities or their Subsidiaries.
     Without limitation of the generality of the foregoing:
          (a) no officer, director, employee or shareholder of the Acquired Entities or any of their Subsidiaries is a foreign official as defined under the FCPA;
          (b) with respect to any business a Person provides or may provide to the Acquired Entities or any of their Subsidiaries, such Person has neither paid nor offered to pay any political contributions, and, to the extent such Person has paid a political contribution, all such political contributions will be disclosed prior to the Closing Date;
          (c) neither the Acquired Entities nor any of their Subsidiaries has undisclosed sub-agents or third parties;
          (d) neither the Acquired Entities nor any of their Subsidiaries has been convicted of, or pleaded guilty to, an offense involving fraud, corruption or bribery and none is ineligible for, or proposed for suspension from, government procurement programs;
          (e) neither the Acquired Entities nor any of their Subsidiaries has made, or will make, directly or indirectly, any payments or give anything of value to any foreign official as defined under the FCPA in connection with its activities or in obtaining any other business from any government entity; and
          (f) the Acquired Entities and their Subsidiaries will permit an independent audit of their books and records to ensure compliance with the FCPA and similar anti-corruption laws.
     3.32 Investment Canada Act.
          (a) The value of the assets of the Acquired Entities (including all other entities in Canada, the control of which will be acquired, directly or indirectly pursuant to the Transactions) is less than CDN$295,000,000 as calculated in accordance with the provisions of the Investment Canada Act and the regulations thereunder.
          (b) None of the Acquired Entities (including all other entities in Canada, the control of which will be acquired, directly or indirectly pursuant to the Transactions) is a business that is identified in section 14.1(5) of the Investment Canada Act, which businesses include but are not limited to (i) the production of uranium and ownership of an interest in a producing uranium property in Canada; (ii) the provision of any financial service; (iii) the provision of any transportation service; or (iv) is a cultural business, as such terms are defined in the Investment Canada Act and the regulations thereunder.
     3.33 Bank Accounts. Schedule 3.33 lists the account numbers and names of each bank, broker or other depository institution at which any of the Acquired Entities or their Subsidiaries maintains a depository account and the names of all persons authorized to sign on or withdraw funds from each such account.
     3.34 Certain Business Relationships with the Acquired Entities. Except as set forth on Schedule 3.34, neither of the Sellers nor any of its Affiliates has been involved in any business arrangement or relationship with any of the Acquired Entities or any of their Subsidiaries within the past twelve (12) months, and none of Sellers and their Affiliates owns any asset that is used in any of the Acquired Entities’ businesses.
     3.35 Accuracy of Information Furnished. To the Knowledge of each of the Seller Parties, no representation, statement or information contained in this Agreement (including the Schedules) or any Contract or document executed in connection herewith or delivered pursuant hereto or thereto or made or furnished to Buyer or its representatives by any Seller Party contains or will contain any untrue statement of a material fact or omits or will omit any material fact necessary to make the information contained therein, in light of the circumstances in which it as made, not misleading. The Seller Parties have made available to Buyer correct and complete copies of all documents listed or described in the Schedules.
     3.36 Board Approval. The Boards of Directors of each of the Acquired Entities have unanimously approved and adopted this Agreement and the Transactions.
4. PRE-CLOSING COVENANTS
     The Parties agree as follows with respect to the period between the execution of the Original Agreement and the Closing:
     4.1 General. Each Party will use its Best Efforts to take all actions and to do all things necessary, proper or advisable to consummate, make effective, and comply with all of the terms of this Agreement and the Transactions (including satisfaction, but not waiver, of the Closing conditions set forth in Article 6).
     4.2 Notices and Consents; Cooperation.
          (a) Each Seller Party will give any notices to third parties, and will use its Best Efforts to obtain any third party Consents, that Buyer reasonably may request in connection with the matters referred to in Sections 2.1(b) and 3.3.
          (b) Subject to the terms and conditions herein provided, Seller and Buyer shall:
               (i) promptly make their respective filings under the Competition Act (Canada) and the HSR Act with respect to the Transactions and thereafter shall promptly make any other required submissions under the Competition Act (Canada) and the HSR Act;
               (ii) use their Best Efforts to satisfy the conditions to Closing in Article 6 as promptly as practicable and to cooperate with one another in (1) determining which filings are required to be made prior to the Closing with, and which Consents, approvals, Permits or authorizations are required to be obtained prior to the Closing from, Governmental Authorities of Canada, the several provinces thereof, the United States, the several states thereof, and foreign jurisdictions in connection with the execution and delivery of this Agreement and the consummation of the Transactions; and (2) timely making all such filings and timely seeking all such consents, approvals, permits or authorizations;
               (iii) promptly notify each other of any communication concerning this Agreement or the Transactions to that Party from any Governmental Authority and permit the other Party to review in advance any proposed communication concerning this Agreement or the Transactions to any Governmental Authority;
               (iv) not agree to participate in any meeting or discussion with any Governmental Authority in respect of any filings, investigation or other inquiry concerning this

Agreement or the Transactions unless it consults with the other Party in advance and, to the extent permitted by such Governmental Authority, gives the other Party the opportunity to attend and participate thereat;
               (v) furnish the other Party with copies of all correspondence, filings and communications (and memoranda setting forth the substance thereof) between them and their Affiliates and their respective representatives on the one hand, and any government or regulatory authority or members or their respective staffs on the other hand, with respect to this Agreement and the Transactions; and
               (vi) furnish the other Party with such necessary information and reasonable assistance as such other Parties and their respective Affiliates may reasonably request in connection with their preparation of necessary filings, registrations or submissions of information to any Governmental Authorities, including any filings necessary or appropriate under the provisions of the Competition Act (Canada) and the HSR Act.
          (c) Without limiting the generality of Section 4.2(b), Buyer and Seller Parties shall:
               (i) each use its Best Efforts to avoid the entry of, or to have vacated or terminated, any Order that would restrain, prevent or delay the Closing, including defending through litigation on the merits any claim asserted in any court by any party; and
               (ii) each use its Best Efforts to avoid or eliminate each and every impediment under any antitrust, competition or trade regulation law that may be asserted by any Governmental Authority with respect to the Transactions so as to enable the Closing to occur as soon as reasonably possible, subject to Section 4.2(e) below.
          (d) Seller Parties shall request, and use their Best Efforts to cooperate with Buyer in requesting, early termination of any applicable waiting period under the HSR Act. Buyer shall pay one-half and Seller Parties shall pay one-half of any HSR filing fees and any fees payable under the Competition Act (Canada) in respect of filings that may be required.
          (e) Notwithstanding anything contained herein to the contrary, this Section 4.2 shall not be deemed to require Buyer, Sellers, the Acquired Entities nor any of their respective Subsidiaries to take or agree to take any Action of Divestiture with respect to their respective assets which would be materially adverse to the business, financial condition, assets or results of operations of Buyer and its Subsidiaries, or that of the Acquired Entities and their Subsidiaries, whether before or following the Transactions.
          (f) In order to assist in obtaining any third party financing, at Buyer’s sole cost and expense, the Seller Parties shall use their Best Efforts prior to Closing to provide such assistance and cooperation as Buyer may reasonably request, all subject to and in accordance with the terms of this Section 4.2(f); provided that such requested cooperation by the Seller Parties with Buyer in this regard does not unreasonably interfere with the ongoing operations of the Acquired Entities and their Subsidiaries considered as a whole. The Acquired Entities shall provide, and shall use their Best Efforts to cause their representatives (including their legal and accounting personnel) to provide, such cooperation, including (i) assisting in preparing any information memorandum or similar document or marketing materials, and, cooperating with one or more arrangers and agents for such financing, (ii) making senior management of the Acquired Entities reasonably available for customary syndication presentations and calls, lender or proposed financing source meetings and rating agencies presentations, (iii) furnishing to Buyer such other information as reasonably requested by Buyer in connection with any of the foregoing, and otherwise assisting Buyer in connection with any such presentations or materials, including those related to financings, in connection with the Transactions contemplated hereby and (iv) cooperating with prospective lenders, equity investors and their respective advisors in performing their due diligence; provided, however, that none of the Seller Parties shall be required to pay any commitment or other similar fee or incur any other Liability in connection with any such financing. In addition, at Buyer’s cost and expense, Seller Parties shall use their Best Efforts prior to Closing to cause the Acquired Entities and their representatives to commence preparation of, and prepare as expeditiously as reasonably practicable under the circumstances, the financial statements for the Acquired Entities and their Subsidiaries as set forth in Section 5.9 hereof.
     4.3 Operation of Business. None of the Acquired Entities nor any Subsidiary thereof will engage in any practice, take any action or enter into any transaction outside the Ordinary Course of Business or engage in any practice, take any action, or enter into any transaction of the sort described in Section 3.9 outside of the Ordinary Course of Business, except with the prior written consent of Buyer, not to be unreasonably withheld or delayed, or as contemplated by this Agreement. Subject to compliance with applicable Law, from the date hereof until the earlier to occur of the Closing Date and the Termination Date, the Seller Parties will (a) provide to Buyer on a weekly basis, a list of Sales Contracts involving more than CDN$500,000 entered into by any Acquired Entity or any of its Subsidiaries during such period after the date of the Original Agreement, (b) confer on a regular and frequent basis with one or more representatives of Buyer to report on operational matters and the general status of the ongoing business, operations and finances of the Acquired Entities and their Subsidiaries, and (c) during such period, promptly provide to Buyer or its representatives copies of all filings they make with any Governmental Authority.
     4.4 Preservation of Business. Each of the Acquired Entities will keep the businesses and properties of the Acquired Entities and their Subsidiaries substantially intact, including its present operations, physical facilities, working conditions and relationships with lessors, licensors, suppliers, customers and Employees, and will not take any action that would detrimentally affect its business or properties.
     4.5 Full Access. Each of the Acquired Entities will permit representatives of Buyer (including financing providers) to have full access at all reasonable times, and in a manner so as not to unreasonably interfere with the normal business operations of the Acquired Entities and their Subsidiaries, to all premises, properties, personnel, books, records, Contracts and documents pertaining to the Acquired Entities or Subsidiaries, as the case may be, and will furnish copies of all such books, records, Contracts and documents and all financial, operating and other data and information as Buyer may reasonably request; provided, however, that no investigation pursuant to this Section 4.5 will affect any representations or warranties made herein or the conditions to the obligations of the Parties to consummate the Transactions.

     4.6 Notice of Developments. Seller Parties will give prompt written notice to Buyer of any development occurring after the date of the Original Agreement to the Knowledge of any of Seller Parties which reasonably could be expected to cause any of the representations and warranties in Section 2.1 or Article 3 to be inaccurate as of the Closing Date. Buyer will give prompt written notice to Sellers of any development occurring after the date of the Original Agreement which reasonably could be expected to cause any of the representations and warranties in Section 2.2 to be inaccurate as of the date of the Original Agreement or the Closing Date. No disclosure by any Party pursuant to this Section 4.6 shall be deemed to amend or supplement the Schedules or to prevent or cure any misrepresentation or Breach of warranty or covenant.
     4.7 Exclusivity. Seller Parties (whether directly or indirectly through their officers, directors, agents or other representatives) will not (a) solicit, initiate discussions, engage in or encourage discussions or negotiations with, or accept or consider any proposal or enter into any agreement, including any non-disclosure agreement, with, any party relating to or in connection with (i) the possible acquisition of the Acquired Entities or any of their Subsidiaries (by way of merger, share purchase, asset purchase, license, lease or otherwise), (ii) the possible acquisition of any material portion of the shares of the Acquired Entities or any of their Subsidiaries (including the issuance of new shares) or assets of the Acquired Entities or any of their Subsidiaries, or (iii) any other transaction outside of the Ordinary Course of Business that could materially impair the value of the assets of any of the Acquired Entities or their Subsidiaries post-closing (collectively, a “Restricted Transaction”), or (b) disclose any non-public information relating to either of the Acquired Entities or any of their Subsidiaries or afford access to the properties, books or records of either of the Acquired Entities or any of their Subsidiaries, to any person (other than Buyer or its representatives) in connection with a proposed Restricted Transaction. Upon receipt of any offer or proposal with respect to a Restricted Transaction or any request for nonpublic information or inquiry that Seller Parties reasonably believe could lead to a proposal for a Restricted Transaction, the Sellers will promptly (and in any event within one (1) Business Day) provide Buyer with a copy of any written Restricted Transaction proposal, request or inquiry received and a written statement with respect to any non-written Restricted Transaction proposal request or inquiry received, which statement will include the identity of the parties making the proposal and the terms thereof, and will promptly (and in any event within one (1) Business Day) advise Buyer of any material modification or proposed modification, and any other information necessary to keep Buyer informed in all material respects regarding the status and details of such Restricted Transaction proposal.
     4.8 Confidentiality; Publicity.
          (a) Except as may be required by Law, stock exchange rule or as otherwise expressly contemplated herein, no Party or their respective Affiliates, employees, agents or representatives shall disclose to any third party this Agreement, the subject matter or terms hereof or any such Confidential Information concerning the business or affairs of any other Party which it may have acquired from such Party in the course of pursuing the Transactions without the prior written consent of the Sellers or Buyer, as the case may be; provided, however, any Party may disclose any such Confidential Information as follows: (a) to such Party’s Affiliates and its or its Affiliates’ employees, lenders, counsel or accountants, who shall also be subject to the requirements of this Section 4.8; (b) to comply with any applicable Law or Order, (other than with respect to Taxes and Tax matters), provided that prior to making any such disclosure the Party making the disclosure notifies the other Party of any Action of which it is aware which may result in disclosure and uses its Best Efforts to limit or prevent such disclosure; (c) to the extent that the Confidential Information is or becomes generally available to the public through no fault of the Party or its Affiliates making such disclosure; (d) to the extent that the same information is already known by the Party making such disclosure prior to receipt of such Confidential Information; (e) to the extent that the Party that received the Confidential Information independently develops the same information without in any way relying on any Confidential Information; (f) to the extent that the same information becomes available to the Party making such disclosure on a non-confidential basis from a source other than a Party or its Affiliates, which source, to the Knowledge of the disclosing Party, is not prohibited from disclosing such information by a legal, contractual or fiduciary obligation to the other Party; and (g) either Party may disclose the “tax treatment” or “tax structure” (as those terms are defined in Treas. Reg. §§ 1.6011-4(c)(8) and (9), respectively) of the Transactions and all materials of any kind (including opinions or other tax analyses) that are provided to the Parties relating to such “tax treatment” or “tax structure” of the Transactions, except that “tax structure” or “tax treatment” shall not include the identity of any existing or future Party or its Affiliates. If the Transactions are not consummated, each Party will return or destroy as much of the Confidential Information concerning the other Parties as the Parties that have provided such information may reasonably request.
          (b) The initial press release relating to this Agreement shall be a joint press release the text of which has been agreed to by Sellers Representative and Buyer. Thereafter, unless otherwise required by applicable Law or the rules or requirements of the NYSE, Buyer and the Seller Parties shall each use their Best Efforts to consult with each other before issuing any press release or otherwise making any public statements with respect to this Agreement or the Transactions. Notwithstanding the foregoing, no press release shall be issued by the Seller Parties without Buyer’s prior approval, which approval will not be unreasonably withheld.
     4.9 Affiliated Transactions. Except as disclosed on Schedule 4.9, the Seller Parties will cause all Contracts and transactions by and between Sellers and any Affiliate of Sellers, on the one hand, and the Acquired Entities and any of their Subsidiaries, on the other hand, to be terminated effective as of the Closing, without any cost or continuing obligation to the Acquired Entities or their Subsidiaries, and will deliver to Buyer evidence of such terminations that is reasonably acceptable to Buyer.
     4.10 Charges, Fees and Prepayment Obligations. Seller Parties will, prior to the Closing, take such steps as are necessary to ensure that (i) no sums are owed or payable by the Acquired Entities or any of their Subsidiaries to any Person in the nature of a transfer charge or processing fee with respect to any Contracts of the Acquired Entities or their Subsidiaries, and (ii) no sums are owed or payable as a prepayment penalty if Buyer or the Acquired Entities elect to repay any Liability of the Acquired Entities or their Subsidiaries that is outstanding as of the Closing Date.
     4.11 Site Inspections. Subject to compliance with applicable Law and applicable Environmental, Health and Safety Requirements, from the date hereof until the earlier to occur of the Closing or the Termination Date, Buyer may undertake (at Buyer’s sole cost and expense) an environmental assessment or assessments of the operations, business and/or properties of the Acquired Entities. Such assessment may include a review of Permits, files and records, as well as visual and physical inspections and testing. The Seller Parties will cooperate in good faith with Buyer’s effort to conduct such assessments.
     4.12 Section 338 Election. Buyer reserves the right to make an election under Section 338(g) of the Code ("Section 338 Election”) with respect to each Acquired Entity and Seller Parties agree to provide whatever assistance reasonably required by Buyer to determine whether such election may be made. Notwithstanding anything in this Agreement to the contrary, if any Section 338 Election is made, Buyer shall indemnify and hold harmless the Sellers and shall pay the amount, if any, that the Adjusted Seller Taxes exceed the Base Seller Taxes (“Additional Taxes”). The “Adjusted Seller Taxes” is defined herein as the aggregate amount of Taxes that Sellers, the Acquired Entities and their Subsidiaries are required to pay or otherwise be responsible for paying or indemnifying Buyer under this Agreement (but for this indemnification for Additional Taxes) if a Section 338 Election is made, including any additional Taxes resulting from Buyer’s indemnification or payment to Sellers Parties pursuant to this Section 4.12. The “Base Seller Taxes” is defined as the aggregate amount of Taxes that Sellers the Acquired Entities and their Subsidiaries would have paid or otherwise been responsible for paying or indemnifying Buyer under this Agreement if Buyer did not elect to make a Section 338 Election. For the avoidance of doubt, the definitions of Adjusted Seller Taxes and Base Seller Taxes shall take into consideration only such Taxes from recognized gains, revenues or losses directly resulting from engaging in the Transactions with a Section 338 Election (i.e. sale of the underlying assets) or without a Section 338 Election (i.e. sale of the Shares), as the case may be, and shall not take into consideration and shall otherwise ignore any post-acquisition Tax benefits that may be derived or lost by any of the Acquired Entities or their Subsidiaries as a result of the Transactions with or without any Section 338 Election, including, but not limited to, any increased, lost or reduced deductions (through depreciation, amortization or otherwise), gains or losses, as the case may be, from any stepped-up or retained basis in the underlying assets of any such entities.
     4.13 NYSE Listing. Buyer shall promptly prepare and submit to the NYSE a listing application covering the shares of Buyer Common Stock to be issued at the Closing of the Transactions, and shall use its Best Efforts to obtain, prior to the Closing Date, approval for the listing of such shares of Buyer Common Stock, subject to official notice of issuance to NYSE, and the Seller Parties shall cooperate with Buyer with respect to such listing.
     4.14 No Control Of Other Party’s Business. Nothing contained in this Agreement shall give any of the Seller Parties, directly or indirectly, the right to control or direct Buyer’s operations or give Buyer, directly or indirectly, the right to control or direct the Acquired Entities’ operations prior to the Closing. Prior to the Closing, Buyer, on the one hand, and the Seller Parties, on the other, shall exercise, consistent with the terms and conditions of this Agreement, complete control and supervision over their respective operations.
     4.15 No Writedowns. Each Seller Party will not cause any of the Acquired Entities or their Subsidiaries to record any writedowns with respect to the CSA Receivables of either of the Acquired Entities or any of their Subsidiaries.

     4.16 Pre-Closing Transactions. Prior to or concurrently with the Closing, the Acquired Entities and their Subsidiaries, as applicable, will be permitted to carry out the transactions described in Schedule 4.16 in accordance with the requirements and procedures set forth therein (the “Pre-Closing Transactions”). All costs and expenses of the Pre-Closing Transactions, including without limitation, any and all assignment fees and Transfer Taxes and any and all Liabilities for amounts payable in respect of any excess capital dividend elections pursuant to subsection 184(3) of the Income Tax Act (Canada) or in respect of any excess eligible dividend designations pursuant to subsection 185.1(2) of the Income Tax Act (Canada), shall be borne by the Seller Parties. The Seller Parties shall not execute any transfer documents necessary to consummate the Pre-Closing Transactions without the consent of Buyer, which consent shall not be unreasonably withheld, conditioned or delayed. Each Seller Party shall use its Best Efforts so that the amount of any capital dividend elections and the amount of any eligible dividend designations as part of the Pre-Closing Transactions will not exceed the amount of the applicable Acquired Entities’ capital dividend account or be an excessive eligible dividend designation, respectively, for the purposes of the Income Tax Act (Canada), and, to the extent that there are any such excessive amounts, each Seller Party concurs with the applicable Acquired Entity (or any successor thereto) making an election under subsection 184(3) or 185.1(2), as the case may be, to treat any excess capital dividends as separate taxable dividends or any excessive eligible dividends as separate ordinary dividends (other than eligible dividends), respectively.
     4.17 Privacy Obligations.
          (a) In addition to any other obligation of Buyer with respect to Confidential Information, Buyer warrants and agrees that it shall be solely responsible for its own compliance with all applicable privacy laws, which laws shall include, without limitation and as applicable, the Personal Information Protection Act (Alberta), the Personal Information Protection and Electronic Documents Act (Canada), and any similar law that governs the collection, use, disclosure, retention, destruction and/or storage of any Personal Information regarding the Employees, that is disclosed to or otherwise acquired by Buyer in connection with this Agreement.
          (b) Prior to Closing, Buyer shall limit and shall cause its employees and agents to limit all collection, use, retention and disclosure of all Personal Information transferred to it, if any, solely for purposes related to the transactions hereby contemplated, including the determination whether to proceed with such transactions or that, if Closing occurs, will be required to carry on with the business of Buyer thereafter.
          (c) Prior to Closing, Buyer shall use appropriate security measures to safeguard all Personal Information transferred to it, and to protect it against accidental or unauthorized access, use, copying, alteration, deletion, destruction, dissemination or disclosure. Prior to Closing, access to Personal Information transferred to Buyer shall be restricted to those persons under obligations of confidentiality to Buyer who require access to the Personal Information for the purposes of this Agreement.
          (d) Upon Closing, Buyer shall limit and shall cause its employees and agents to limit the use and disclosure of the Personal Information transferred to it, if any, to those purposes for which the Personal Information was initially collected by Sellers, unless otherwise permitted by applicable Laws.
          (e) If Closing does not occur, Buyer covenants and agrees that it will immediately and securely destroy all Personal Information transferred to it, including any copies of Personal Information or another materials containing or derived from Personal Information, in its custody or control, including in the custody or control of its agents or Affiliates.
          (f) Sellers shall, and shall cause any applicable Affiliates to, notify the individual to whom any Personal Information relates as to the disclosure of such Personal Information to Buyer, if any, and shall obtain the consent of the individual to such disclosure unless the disclosure is permitted without notice or consent by applicable Laws.
5. POST-CLOSING COVENANTS
     The Parties agree as follows with respect to the period following the Closing:
     5.1 General.
          (a) In case at any time after the Closing any further action is necessary or desirable to carry out the purposes of this Agreement, each Party will take such further action (including, the execution and delivery of such further instruments and documents) as any other Party reasonably may request, all at the requesting Party’s sole cost and expense (unless the requesting Party is entitled to indemnification therefor under Article 8). Sellers acknowledge and agree that after the Closing, Buyer will be entitled to possession of all documents, books, records, agreements and financial data of any sort relating to the Acquired Entities and their Subsidiaries. Following the Closing, Sellers shall deliver to Buyer any books and records of the Acquired Entities and their Subsidiaries not in the possession of the Acquired Entities and their Subsidiaries that any of them may locate and that were not in their possession or readily available to such Sellers at the Closing.
          (b) Buyer will permit Sellers and their representatives reasonable access on reasonable notice during normal business hours, for a period of three (3) years following the Closing Date and for such longer period as may be required in connection with any pending or threatened judicial or administrative proceeding, to the books and records of the Acquired Entities and their Subsidiaries, including the right to make copies thereof (at such Seller’s expense), and to personnel (for reasonable inquiry and testimony) in connection therewith. Buyer will also permit Sellers reasonable access on reasonable notice during normal business hours after the Closing Date until the date that is six (6) months after the expiration of any applicable statutes of limitations (including extensions thereof) with respect to books and records relating to Liabilities for Taxes and Tax Returns, of the Sellers, the Acquired Entities and their Subsidiaries.
     5.2 Litigation Support. So long as any Party actively is contesting or defending against any Action in connection with (a) the Transactions or (b) any fact, situation, circumstance, status, condition, activity, practice, plan, occurrence, event, incident, action, failure to act or transaction on or prior to the Closing Date involving any of the Acquired Entities or Subsidiaries thereof, each other Party will cooperate with such Party and such Party’s counsel in the contest or defense, make available their personnel, and provide such testimony and access to their books and records as shall be necessary in connection with the contest or defense, at the sole cost and expense of the contesting or defending Party (unless the contesting or defending Party is entitled to indemnification therefor under Article 8).
     5.3 Transition. No Seller Party will take any action that is designed or intended to have the effect of discouraging any lessor, licensor, customer, supplier or other business associate of any of the Acquired Entities or any of their Subsidiaries from maintaining the same business relationships with the Acquired Entities or their Subsidiaries after the Closing as it maintained with the Acquired Entities and such Subsidiaries prior to the Closing. Each Seller will refer all customer inquiries relating to the businesses of the Acquired Entities and their Subsidiaries to Buyer from and after the Closing.
     5.4 Confidentiality. Each Seller will treat and hold as confidential all of the Confidential Information, refrain from using any of the Confidential Information except in connection with this Agreement, and deliver promptly to Buyer or destroy, at the request and option of Buyer, all tangible embodiments (and all copies) of the Confidential Information which are in Seller’s possession. If any Seller is requested or required (by oral question or request for information or documents in any Action) to disclose any Confidential Information, that Seller will notify Buyer promptly of the request or requirement so that Buyer may seek an appropriate protective Order or waive compliance with this Section 5.4. If, in the absence of a protective Order or the receipt of a waiver hereunder, any Seller that is, on the written advice of counsel, compelled to disclose any Confidential Information to any Governmental Authority, arbitrator or mediator or else stand liable for contempt, that Seller may disclose the Confidential Information to the Governmental Authority, arbitrator or mediator; provided, however; that the disclosing Seller shall use its Best Efforts to obtain, at the reasonable request of Buyer, an Order or other assurance that confidential treatment will be accorded to such portion of the Confidential Information required to be disclosed as Buyer shall designate. Notwithstanding anything herein to the contrary, either Party may disclose the “tax treatment” and “tax structure” (as those terms are defined in Treas. Reg. Sections 1.6011-4(c)(8) and (9), respectively) of the Transactions contemplated by this Agreement; provided, however, that the foregoing authorization shall apply only to the extent necessary such that the Transactions contemplated by this Agreement will not constitute a “confidential transaction” within the meaning of Treas. Reg. Section 1.6011-4(b)(3).
     5.5 Restrictive Covenants. To assure that Buyer and the Acquired Entities will realize the benefits of the Transactions, Donald Chamberlain hereby agrees not to:
          (a) From the Closing Date until that date that is five (5) years after the Closing Date, directly or indirectly, alone or as a partner, joint venturer, officer, director, member, employee, consultant, agent, independent contractor or Equity Interest holder of, or lender to, any Person or business, engage in the business of manufacturing, selling or leasing seismic data acquisition or processing equipment or technology (the “Relevant Business”) anywhere in (i) Canada, (ii) the United Arab Emirates, (iii) Russia, (iv) China, (v) India or (vi) the United States.

          (b) From the Closing Date until that date that is five (5) years after the Closing Date, directly or indirectly (A) induce any Person that is a customer of Buyer, any of the Acquired Entities or any of their Affiliates to patronize any business directly or indirectly in competition with the Relevant Business conducted by Buyer, the Acquired Entities or any of their Affiliates; (B) canvass, solicit or accept from any Person who is a customer of Buyer, either of the Acquired Entities or any of their Affiliates, any such competitive business; or (C) with respect to the Relevant Business, request or advise any Person who is a customer or vendor of Buyer, either of the Acquired Entities or any of their Affiliates, to withdraw, curtail or cancel any such customer’s or vendor’s business with such Person; provided, however, that a general solicitation or advertisement originating outside of and not specifically targeted to or reasonably expected to target the territory as to which such Seller is restricted from under this Agreement at such time shall not be deemed in and of itself to violate the prohibitions of (A) or (B) of this subparagraph.
          (c) From the Closing Date until that date that is six months after the Closing Date, directly or indirectly employ or knowingly permit any Affiliate of such Seller to employ any person who was employed by Buyer with respect to the Relevant Business, either of the Acquired Entities or any of their Affiliates within the prior six months.
          (d) From the Closing Date until that date that is five (5) years after the Closing Date, directly or indirectly, (A) solicit for employment by such Seller, his Affiliates or anyone else, any employee or then currently active independent contractor with respect to the Relevant Business of Buyer, either of the Acquired Entities or any of their Affiliates, or any person who was an employee or then currently active independent contractor of Buyer, either of the Acquired Entities or any of their Affiliates, within the six-month period immediately preceding such solicitation of employment, other than such person (1) whose employment or independent contractor relationship was terminated by the applicable Person, or (2) who independently responded to a general solicitation for employment by such Seller or such Seller’s Affiliate; or (B) induce or attempt to induce, any employee or independent contractor with respect to the Relevant Business of Buyer, either of the Acquired Entities or any of their Affiliates, to terminate such employee’s employment or independent contractor’s active contractual relationship with such Person.
          (e) From the Closing Date until that date that is five (5) years after the Closing Date, directly or indirectly, call on any Acquisition Candidate with the Knowledge of such Acquisition Candidate’s status as such, for the purpose of acquiring, or arranging the acquisition of, that Acquisition Candidate by any Person other than Buyer, either of the Acquired Entities or any of their Affiliates.
Notwithstanding the foregoing, the beneficial ownership of less than 3% of the Equity Interests of any Person having a class of Equity Interest actively traded on a Canadian or U.S. securities exchange or the NASDAQ Stock Market shall not be deemed, in and of itself, to Breach the prohibitions of this Section 5.5. Donald Chamberlain agrees and acknowledges that the restrictions in this Section 5.5 are reasonable in scope and duration and are necessary to protect Buyer and the Acquired Entities and their Subsidiaries after the Closing. If Donald Chamberlain is found to have Breached this Section 5.5, then, in addition to all other remedies that may be available to Buyer, an amount of time equal to the period Donald Chamberlain was found to be in Breach of this Section 5.5 shall be added to the time periods contemplated by this Section 5.5. If any provision of this Section 5.5, as applied to any Party or to any circumstance, is adjudged by a Governmental Authority, arbitrator or mediator not to be enforceable in accordance with its terms, the same will in no way affect any other circumstance or the enforceability of the remainder of this Agreement. If any such provision, or any part thereof, is held not to be enforceable in accordance with its terms because of the duration of such provision, the area covered thereby, or the scope of the activities covered, Donald Chamberlain and Buyer agree that the Governmental Authority, arbitrator or mediator making such determination shall have the power to reduce the duration, area and/or scope of activities of such provision, and/or to delete specific words or phrases, and in its reduced form, such provision shall then be Enforceable and shall be enforced. Donald Chamberlain and Buyer agree and acknowledge that the Breach of this Section 5.5 will cause irreparable Damage to Buyer and the Acquired Entities and upon breach of any provision of this Section 5.5, Buyer and/or either of the Acquired Entities shall be entitled to injunctive relief, specific performance or other equitable relief without bond or other security; provided, however, that the foregoing remedies shall in no way limit any other remedies which Buyer and/or any of the Acquired Entities may have.
The Parties acknowledge that certain covenants of this nature will be contained in the Employment Agreements of certain of the other Sellers.
     5.6 Releases.
          (a) Subject to the Closing occurring, each Seller, on behalf of such Seller and each of such Seller’s spouse, heirs, legal representatives, successors and assigns, hereby RELEASES AND FOREVER DISCHARGES Buyer, each of the Acquired Entities and each of their respective Subsidiaries, officers, directors, employees, agents, shareholders, controlling persons, representatives, Affiliates, successors, assigns (individually, a “Releasee” and collectively, “Releasees”) from any and all Actions, Orders, Damages, Liabilities and Contracts whatsoever, whether known or unknown, suspected or unsuspected, both at Law and in equity, which such Seller or any of such Seller’s heirs, representatives, successors or assigns now has, has ever had or may hereafter have against the respective Releasees arising contemporaneously with or prior to the Closing Date or on account of or arising out of any matter, cause or event occurring contemporaneously with or prior to the Closing Date, whether or not relating to Actions pending on, or asserted after, the Closing Date; provided, however, that nothing contained herein shall operate to release any obligations of Buyer arising under this Agreement. Each Seller hereby irrevocably waives and covenants to refrain from, directly or indirectly, asserting any cause of Action or commencing, instituting or causing to be commenced, any Action, of any kind against any Releasee, based upon any matter purported to be released hereby.
          (b) Seller Parties represent and warrant that none of them have previously assigned or transferred, or purported to assign or transfer, to any Person or entity whatsoever all or any part of the Actions, Orders, Damages, Liabilities, Contracts or other obligations released herein. Seller Parties covenant and agrees that Sellers will not, and will cause the Acquired Entities not to, assign or transfer to any Person or entity whatsoever all or any part of the Actions, Orders, Damages, Liabilities, Contracts or other obligations to be released herein.

          (c) THE RELEASE PROVIDED BY SELLERS PURSUANT TO THIS SECTION 5.6 SHALL APPLY NOTWITHSTANDING THAT THE MATTER FOR WHICH RELEASE IS PROVIDED MAY RELATE TO THE ORDINARY, SOLE OR CONTRIBUTORY NEGLIGENCE, GROSS NEGLIGENCE, WILLFUL MISCONDUCT OR VIOLATION OF LAW BY A RELEASEE, ITS OFFICERS, DIRECTORS, PARTNERS, EMPLOYEES AND AGENTS, AND FOR LIABILITIES BASED ON THEORIES OF STRICT LIABILITY, AND SHALL BE APPLICABLE WHETHER OR NOT NEGLIGENCE OF THE RELEASEE IS ALLEGED OR PROVEN, IT BEING THE INTENTION OF THE PARTIES TO RELEASE THE RELEASEE FROM AND AGAINST ITS ORDINARY, SOLE AND CONTRIBUTORY NEGLIGENCE AND GROSS NEGLIGENCE AS WELL AS LIABILITIES BASED ON THE WILLFUL ACTIONS OR OMISSIONS OF THE RELEASEE AND LIABILITIES BASED ON THEORIES OF STRICT LIABILITY; PROVIDED, HOWEVER, THAT ANY CLAIMS, LIABILITIES, DEBTS OR CAUSES OF ACTION THAT MAY ARISE IN CONNECTION WITH THE FAILURE OF ANY OF THE PARTIES HERETO TO PERFORM ANY OF THEIR OBLIGATIONS HEREUNDER OR UNDER ANY OTHER AGREEMENT RELATING TO THE TRANSACTIONS CONTEMPLATED HEREBY OR FROM ANY BREACHES BY ANY OF THEM OF ANY REPRESENTATIONS OR WARRANTIES HEREIN OR IN CONNECTION WITH ANY OF SUCH OTHER AGREEMENTS SHALL NOT BE RELEASED OR DISCHARGED PURSUANT TO THIS AGREEMENT.
     5.7 Tax Matters.
          (a) Liability for Taxes.
               (i) The Seller Parties shall be jointly and severally liable for, and pay, and pursuant to Article 8, will defend, indemnify and hold harmless, each Buyer Indemnified Person against (A) any and all Taxes imposed on any of the Acquired Entities or any of their Subsidiaries, or for which any of the Acquired Entities or any of their Subsidiaries may otherwise be liable, for any taxable year or period that ends on or before the Closing Date and, with respect to any Straddle Period, the portion of such Straddle Period ending on and including the Closing Date; provided, however, that the Seller Parties shall not be liable for or pay, and does not agree to defend, indemnify and hold harmless, any Buyer Indemnified Person from and against (a) Taxes to the extent taken into account as a liability in computing the Net Working Capital Adjustments (“Excluded Taxes”) and (b) Additional Taxes. The Seller Parties shall be entitled to any refund of (or credit of) Taxes for which the Seller Parties are liable pursuant to this Section 5.7(a)(i).
               (ii) Buyer shall be liable for and pay and pursuant to Article 8, will defend, indemnify and hold harmless, each Seller Party against (A) any and all Taxes imposed on any of the Acquired Entities or any of their Subsidiaries, or for which any of the Acquired Entities or any of their Subsidiaries may otherwise be liable, for any taxable year or period that begins after the Closing Date and, with respect to any Straddle Period, the portion of such Straddle Period beginning immediately after the Closing Date, (B) Excluded Taxes and (c) Additional Taxes. Buyer shall be entitled to any refund of (or credit of) Taxes for which Buyer is liable pursuant to this Section 5.7(a)(ii).

               (iii) For purposes of paragraphs (a)(i) and (a)(ii) of this Section 5.7, whenever it is necessary to determine the liability for (or refunds with respect to) Taxes of any of the Acquired Entities or their Subsidiaries for a Straddle Period, the determination of the Taxes of such Acquired Entity or Subsidiary for the portion of the Straddle Period ending on and including, and the portion of the Straddle Period beginning immediately after, the Closing Date, shall be determined by assuming that the Straddle Period consisted of two taxable years or periods, one which ended at the close of the Closing Date and the other which began at the beginning of the day following the Closing Date, and items of income, gain, deduction, loss or credit of the Acquired Entities and their Subsidiaries for the Straddle Period shall be allocated between such two taxable years or periods on a “closing of the books basis”; provided, however, that exemptions, allowances or deductions that are calculated on an annual basis, such as the deduction for depreciation, shall be apportioned between such two taxable years or periods on a daily basis; provided, further, that all real property, personal property, ad valorem or other similar Taxes (not including income Taxes) shall be apportioned between such two taxable years or periods on a daily basis.
               (iv) Seller Parties shall be liable for and pay, and, jointly and severally, will defend, indemnify and hold harmless, each Buyer Indemnified Person against any and all real property transfer Taxes, sales Taxes, use Taxes, stamp Taxes, stock transfer Taxes or other similar Taxes imposed on the purchase and sale of Shares contemplated by this Agreement (collectively, “Transfer Taxes”).
          (b) Tax Returns.
               (i) Seller Parties shall timely file or cause to be timely filed when due (A) all Tax Returns required to be filed by or with respect to each of the Acquired Entities and their Subsidiaries on or before the Closing Date and (B) all Tax Returns with respect to Transfer Taxes, and the Seller Parties shall remit, or cause to be remitted, any Taxes shown to be due in respect of such Tax Returns. With respect to Tax Returns to be filed by the Seller Parties, unless contrary to applicable Laws, such Tax Returns shall be filed in a manner consistent with past practice and no position shall be taken, election made or method adopted that is inconsistent with positions taken, elections made or methods used in prior periods in filing such Tax Returns.
               (ii) Buyer shall timely file or cause to be timely filed when due all Tax Returns required to be filed by or with respect to each of the Acquired Entities and their Subsidiaries after the Closing Date, and Buyer shall remit, or cause to be remitted, any Taxes shown to be due in respect of such Tax Returns.
               (iii) The Seller Parties shall pay Buyer for the Taxes for which the Seller Parties are liable pursuant to Section 5.7(a) but which are payable with any Tax Return to be filed by Buyer.
          (c) Assistance and Cooperation. After the Closing Date, each Party shall (and cause its respective Affiliates to):
               (i) assist the other Party in preparing any Tax Returns which such other Party is responsible for preparing and filing pursuant to Section 5.7(b);

               (ii) cooperate fully in preparing for any audits of, or disputes with taxing authorities regarding, any Tax Returns of the Acquired Entities and their Subsidiaries;
               (iii) make available to the other and to any taxing authority as reasonably requested all information, records and documents relating to Taxes of the Acquired Entities and their Subsidiaries;
               (iv) provide timely notice to the other Party in writing of any pending or threatened Tax audits, examinations or assessments with respect to the Acquired Entities and their Subsidiaries for taxable periods for which the other Party may have liability under Section 5.7(a); and
               (v) furnish the other Party with copies of all correspondence received from any taxing authority in connection with any Tax audit or information request with respect to any such Tax audit;
          (d) timely sign and deliver such certificates or forms as may be necessary or appropriate to establish an exemption from (or otherwise reduce), or file Tax Returns or other reports with respect to Transfer Taxes; and
          (e) timely provide to the other Parties powers of attorney or similar authorizations necessary to carry out the purposes of this Section 5.7.
     5.8 Securities Filings. At Buyer’s sole cost and expense, Seller Parties shall assist Buyer in Buyer’s preparation of any registration statement, prospectus, current report, periodic report or any similar or related document to be prepared or filed by Buyer in connection with the Transactions (including the registration statement to be filed after the Closing pursuant to the terms of the Registration Rights Agreement).
     5.9 Completion of Financial Statements.
          (a) Following Closing, Buyer shall (i) continue the preparation of, and complete, the audited and unaudited financial statements for the Acquired Entities and their Subsidiaries and such other financial data and financial information of the type required by Regulations S-X and S-K under the Securities Act for calendar fiscal years 2005, 2006 and 2007 (audited) and the first two quarters of 2007 and 2008 (unaudited), (ii) prepare and complete the pro forma financial information showing the pro forma effects of the Transactions in accordance with Regulation S-X, and (iii) use its Best Efforts to cause the Financial Statements Delivery Date to occur as soon as is reasonably practicable.
          (b) At Buyer’s sole cost and expense, Seller Parties shall furnish to Buyer such information as requested by Buyer in connection with any of the foregoing and otherwise assist Buyer in connection with any presentations or materials, including those related to financings or refinancings, in connection with the Transactions contemplated hereby, including (i) assisting in preparing any information memorandum or similar document or marketing materials and cooperating with one or more arrangers and agents for such financing, (ii) being reasonably available for customary syndication presentations and calls, lender or proposed financing source meetings and rating agencies presentations and (iii) cooperating with prospective lenders, equity investors and their respective advisors in performing their due diligence.
     5.10 Registration Statement; Registration Rights Agreement.
          (a) Buyer will file with the SEC a registration statement under the Securities Act to register for resale the shares of Buyer Common Stock acquired by the Sellers, and will use its Best Efforts to cause such registration statement to be declared effective by the SEC, all subject to and pursuant to the terms of the Registration Rights Agreement.
          (b) Seller Parties, at Buyer’s sole cost and expense, shall assist Buyer in Buyer’s preparation of such registration statement and any other registration statement, prospectus, offering memorandum, current report, periodic report or any similar or related document to be prepared or filed by Buyer in connection with the Transactions and the post-Closing transactions as contemplated by this Agreement.
6. CLOSING CONDITIONS
     6.1 Conditions Precedent to Obligation of Buyer. Buyer’s obligation to consummate the Transactions contemplated to occur in connection with the Closing and thereafter is subject to the satisfaction of each condition precedent listed below. Unless expressly waived pursuant to this Agreement, no representation, warranty, covenant, right or remedy available to Buyer in connection with the Transactions will be deemed waived by any of the following actions or inactions by or on behalf of Buyer (regardless of whether any Seller is given notice of any such matter): (i) consummation by Buyer of the Transactions, (ii) any inspection or investigation, if any, of the Acquired Entities, their Subsidiaries or any Seller, (iii) the awareness of any fact or matter acquired (or capable or reasonably capable of being acquired) with respect to the Acquired Entities, their Subsidiaries or Sellers, or (iv) any other action, in each case at any time, whether before, on or after the Closing Date.
          (a) Accuracy of Representations and Warranties. Each representation and warranty set forth in Section 2.1 and Article 3 must have been accurate and complete in all material respects (except with respect to any provisions including the word “material” or words of similar import and Section 3.8, with respect to which such representations and warranties must have been accurate and complete) as of the date of the Original Agreement, and must be accurate and complete in all material respects (except with respect to any provisions including the word “material” or words of similar import and Section 3.8, with respect to which such representations and warranties must have been accurate and complete) as of the Closing Date, as if made on the Closing Date, exclusive of the effects of the consummation of the Pre-Closing Transactions on such representations and warranties.
          (b) Compliance with Obligations. Each Seller Party must have performed and complied with all of its covenants to be performed or complied with at or prior to Closing (singularly and in the aggregate).

          (c) No Material Adverse Effect or Destruction of Property. Since the date of the Original Agreement, there must have been no Material Adverse Effect on the Acquired Entities and their Subsidiaries, taken as a whole, or their assets, and there must not have been any action or inaction by a Governmental Authority, arbitrator or mediator which could reasonably be expected to cause a Material Adverse Effect to the Acquired Entities and their Subsidiaries, taken as a whole.
          (d) Consents. The Seller Parties and Buyer must have received Consents to the Transactions and waivers of rights to terminate or modify any rights or obligations of any Seller Party from any Person from whom such Consent is required, including under any Contract listed or required to be listed in Schedule 3.14, 3.15(b), 3.18, 3.21 and 3.27 or other Law as of a date not more than five (5) Business Days prior to the Closing, or who as a result of the Transactions, would have such rights to terminate or modify such Contracts, either by their terms or as a matter of Law.
          (e) No Adverse Litigation. There must not be pending or threatened any Action by or before any Governmental Authority, arbitrator or mediator which shall seek to restrain, prohibit, invalidate or collect Damages arising out of the Transactions.
          (f) Liabilities. Prior to the Closing, the Seller Parties must have obtained and delivered to Buyer full satisfactions or releases of all Liabilities due to or from the Acquired Entities or their Subsidiaries which are due to be satisfied or released under this Agreement to or on behalf of (i) any Affiliate of the Acquired Entities or their Subsidiaries or (ii) Sellers or any Affiliate of Sellers.
          (g) Competition Act. Either (i) an advance ruling certificate shall have been issued under section 102 of the Competition Act (Canada) in respect of the Transactions; or (ii) (A) the applicable waiting period under section 123 of the Competition Act (Canada) shall have expired or, pursuant to paragraph 113(c) of the Act, have been waived and (B) any of the Parties shall have been advised in writing by the Commissioner of Competition that he or she has determined not to make an application for an order under section 92 or section 100 of the Competition Act (Canada) in respect of the Transactions on terms acceptable to Buyer, acting reasonably.
          (h) Waiting Period. Any applicable waiting period under the HSR Act must have expired or been terminated.
          (i) Employment Agreements. The Employees named in Exhibit F shall have executed and delivered the Employment Agreements.
          (j) Escrow Agreement. 1236929 Alberta Ltd. and the Escrow Agent shall have executed and delivered the Escrow Agreement.
          (k) Mutual Release. Don Chamberlain shall have delivered to Buyer the Mutual Release.

     6.2 Conditions Precedent to Obligation of Sellers. Each Seller’s obligation to consummate the Transactions contemplated to occur in connection with the Closing and thereafter is subject to the satisfaction of each condition precedent listed below. Unless expressly waived pursuant to this Agreement, no representation, warranty, covenant, right or remedy available to any Seller in connection with the Transactions will be deemed waived by any of the following actions or inactions by or on behalf of any Seller (regardless of whether Buyer is given notice of any such matter): (i) consummation by Sellers of the Transactions, (ii) any inspection or investigation, if any, of Buyer, (iii) the awareness of any fact or matter acquired (or capable or reasonably capable of being acquired) with respect to Buyer, or (iv) any other action, in each case at any time, whether before, on or after the Closing Date.
          (a) Accuracy of Representations and Warranties. Each representation and warranty set forth in Section 2.2 must have been accurate and complete in all material respects (except with respect to any provisions including the word “material” or words of similar import, with respect to which such representations and warranties must have been accurate and complete) as of the date of the Original Agreement, and must be accurate and complete in all material respects (except with respect to any provisions including the word “material” or words of similar import, with respect to which such representations and warranties must have been accurate and complete) as of the Closing Date, as if made on the Closing Date.
          (b) Compliance with Obligations. Buyer must have performed and complied with all its covenants and obligations required by this Agreement to be performed or complied with at or prior to Closing (singularly and in the aggregate).
          (c) No Order or Injunction. There must not be issued and in effect any Order restraining or prohibiting the Transactions.
          (d) Competition Act. Either (i) an advance ruling certificate shall have been issued under section 102 of the Competition Act (Canada) in respect of the Transactions; or (ii) (A) the applicable waiting period under section 123 of the Competition Act (Canada) shall have expired or, pursuant to paragraph 113(c) of the Act, have been waived and (B) any of the Parties shall have been advised in writing by the Commissioner of Competition that he or she has determined not to make an application for an order under section 92 or section 100 of the Competition Act (Canada) in respect of the Transactions on terms acceptable to the Sellers, acting reasonably.
          (e) Waiting Period. Any applicable waiting period under the HSR Act must have expired or been terminated.
          (f) Buyer Note and Buyer Additional Note. Buyer or its assignee shall have executed and delivered the Buyer Note and the Buyer Additional Note.
          (g) Guaranty and Additional Guaranty. In the event that Buyer assigns its rights and obligations hereunder to an assignee pursuant to Section 10.4, Buyer shall have executed and delivered the Guaranty and the Additional Guaranty.

          (h) Registration Rights Agreement. Buyer shall have executed and delivered the Registration Rights Agreement.
          (i) Escrow Agreement. Buyer and the Escrow Agent shall have executed and delivered the Escrow Agreement.
          (j) Listing on NYSE. The listing on the NYSE of the shares of Buyer Common Stock to be delivered as the Share Consideration shall have been approved.
          (k) Mutual Release. Don Chamberlain shall have received the executed Mutual Release.
7. TERMINATION
     7.1 Termination of Agreement. The Parties may terminate this Agreement as provided below:
          (a) Buyer and Sellers may terminate this Agreement as to all Parties by mutual written consent at any time prior to the Closing;
          (b) Buyer or Sellers may terminate this Agreement upon delivery of notice to the other if the Closing has not occurred prior to the Expiration Date, provided that the Party delivering such notice shall not have caused such failure to close;
          (c) a Canadian or United States federal, provincial or state court or other court of competent jurisdiction or a Canadian or United States federal, provincial or state or other foreign Governmental Authority shall have issued an Order or taken any other action (including the enactment or promulgation of any Law) permanently restraining, enjoining or otherwise prohibiting the Transaction; provided, however, that the Party seeking to terminate this Agreement pursuant to this clause (c) shall have complied with Section 4.2 and with respect to other matters not covered by Section 4.2, shall have used its Best Efforts to remove such Order;
          (d) Buyer may terminate this Agreement by giving written notice to the Sellers at any time prior to the Closing if any Seller Party has Breached any representation or warranty, or any covenant to be performed by it, contained in this Agreement in any material respect (except with respect to materiality for any provisions including the word “material” or words of similar import, and Section 3.8, in which case such termination rights will arise upon any Breach) and fails to remedy such Breach within ten (10) Business Days of receipt of notice from Buyer to do so; and
          (e) Sellers may terminate this Agreement by giving notice to Buyer at any time prior to the Closing if Buyer has Breached any representation or warranty, or any covenant to be performed by it, contained in this Agreement in any material respect (except with respect to materiality for any provisions including the word “material” or words of similar import, in which case such termination rights will arise upon any Breach) and fails to remedy such Breach within ten (10) Business Days of receipt of notice from Sellers to do so.

     7.2 Effect of Termination. If the obligation to close the transactions contemplated by this Agreement is terminated pursuant to any provision of Article 7 hereof, then this Agreement shall forthwith become void and there shall not be any Liability with respect to this Agreement on the part of any Party except and to the extent such termination results from the Breach by a Party of any of its representations, warranties or covenants hereunder.
8. INDEMNIFICATION
     8.1 Survival of Representations, Warranties and Covenants.
          (a) Each representation and warranty of Sellers contained in Sections 2.1(a) (Power and Authority; Enforceability), 2.1(b) (No Violation) and 2.1(d) (Shares; Seller Information) and in any certificate related to such representations and warranties will survive the Closing and will continue in full force and effect until the seventh (7th) anniversary of the Closing Date. Each representation and warranty of Sellers contained in Section 2.1(c) (Brokers’ Fees), Section 2.1(e) (Investment), Section 2.1(f) (Residency) and in Article 3, and in any certificate related to such representations and warranties will survive the Closing and continue in full force and effect until the date upon which the Escrow Period expires, except for (i) the representations and warranties contained in Section 3.12 (Tax Matters) and in Section 4.16 (Pre-Closing Transactions), which shall survive the Closing and continue in full force and effect until the expiry of the 90th day following the last day upon which any Governmental Authority may issue an assessment or reassessment for Taxes owing by any of the Acquired Entities and Subsidiaries in respect of any period ending on or prior to the Closing Date, and (ii) the representations and warranties contained in 3.2 (Power and Authority; Enforceability), 3.5 (Capitalization), 3.13 (Title to Assets) and 3.28 (Environmental, Health and Safety Matters), which representations shall survive the Closing and will continue in full force and effect until the seventh (7th) anniversary of the Closing Date.
          (b) Each representation and warranty of Buyer contained in Section 2.2 and any certificate directly related to such representations and warranties will survive the Closing and continue in full force and effect until that date upon which the term of the Escrow Period expires.
          (c) Except to the extent set forth herein, the respective covenants of the Parties to this Agreement shall survive the Closing and shall remain in full force and effect until the seventh (7th) anniversary of the Closing Date. To the extent that the survival period for the covenants provided herein exceeds a limitation period provided by the Limitations Act (Alberta), this Agreement shall be deemed to constitute an agreement within the meaning of section 7 of the Limitations Act (Alberta) expressly providing for the extension of a limitation period provided by the Limitations Act (Alberta).
          (d) Each other provision in this Agreement or any certificate or document delivered pursuant hereto will survive for the relevant statute of limitations period, unless a different period is expressly contemplated herein or thereby.
     8.2 Indemnification Provisions for Buyer’s Benefit. The Seller Parties (subject to the provisions of Sections 8.4, 8.5 and 8.7), jointly and severally, will defend, indemnify and hold the Buyer Indemnified Persons harmless from and against, and shall pay any, and all Damages, directly or indirectly, resulting from, relating to, arising out of or attributable to any one of the following:
          (a) any Breach of any representation or warranty any Seller Party has made in this Agreement, or any other certificate or document any Seller or the Acquired Entities has delivered pursuant to this Agreement;
          (b) any Breach by any Seller Party of any covenant or obligation of any Seller Party in this Agreement; or
          (c) the Pre-Closing Transactions.
     8.3 Indemnification Provisions for Sellers’ Benefit. Buyer (subject to the provisions of Sections 8.4, 8.6 and 8.8), will defend, indemnify and hold the Seller Indemnified Persons harmless from and against, and shall pay any, and all Damages, directly or indirectly, resulting from, relating to, arising out of or attributable to any one of the following:
          (a) any Breach of any representation or warranty Buyer has made in this Agreement, or any other certificate or document Buyer has delivered pursuant to this Agreement; or
          (b) any Breach by Buyer of any covenant or obligation of Buyer in this Agreement.
     8.4 Third Party Indemnification Claim Procedures.
          (a) If any Action is commenced in which any Indemnitee is a party which may give rise to a claim for indemnification against any Indemnitor, then such Indemnitee shall promptly give notice to the Indemnitor. Failure to notify the Indemnitor will not relieve the Indemnitor of any Liability that it may have to the Indemnitee, except to the extent the defense of such Action is materially and irrevocably prejudiced by the Indemnitee’s failure to give such notice.
          (b) An Indemnitor will have the right to defend against an Indemnification Claim with counsel of its choice reasonably satisfactory to the Indemnitee if (i) within fifteen (15) Business Days following the receipt of notice of the Indemnification Claim, the Indemnitor notifies the Indemnitee in writing that the Indemnitor will indemnify the Indemnitee from and against the entirety of any Damages the Indemnitee may suffer resulting from, relating to, arising out of or attributable to the Indemnification Claim, (ii) the Indemnitor provides the Indemnitee with evidence reasonably acceptable to the Indemnitee that the Indemnitor will have the financial resources to defend against the Indemnification Claim and pay, in cash, all Damages the Indemnitee may suffer resulting from, relating to, arising out of or attributable to the Indemnification Claim, (iii) the Indemnification Claim involves only money Damages and does not seek an injunction or other equitable relief, and (iv) the Indemnitor continuously conducts the defense of the Indemnification Claim actively and diligently.

          (c) So long as the Indemnitor is conducting the defense of the Indemnification Claim in accordance with Section 8.4(b) above, (i) the Indemnitee may retain separate co-counsel at its sole cost and expense and participate in the defense of the Indemnification Claim, (ii) the Indemnitee will not consent to the entry of any Order with respect to the Indemnification Claim without the prior written consent of the Indemnitor (not to be withheld unreasonably), and (iii) the Indemnitor will not consent to the entry of any Order with respect to the Indemnification Claim without the prior written consent of the Indemnitee (not to be withheld unreasonably, provided that it will not be deemed to be unreasonable for an Indemnitee to withhold its consent (A) with respect to any finding of or admission (1) of any violation of any Law, Order or Permit, (2) of any violation of the rights of any Person, or (3) which Indemnitee believes could have a material adverse effect on any other Actions to which the Indemnitee or its Affiliates are party or to which Indemnitee has a good faith belief they may become party, or (B) if any portion of such Order would not remain sealed).
          (d) In connection with any Indemnification Claim for Taxes, or if any condition in Section 8.4(b) above is or becomes unsatisfied, (i) the Indemnitee may defend, to the extent not defended by the Indemnitor, against, and consent to the entry of any Order with respect to, an Indemnification Claim in any manner it may deem appropriate, subject to the consent of the Indemnitor, which consent shall not be unreasonably withheld, conditioned or delayed, (ii) each Indemnitor will jointly and severally be obligated to reimburse the Indemnitee promptly and periodically for the Damages relating to defending against the Indemnification Claim, and (iii) each Indemnitor will remain jointly and severally liable for any Damages the Indemnitee may suffer relating to the Indemnification Claim to the fullest extent provided in this Article 8.
          (e) Each Party hereby consents to the non-exclusive jurisdiction of any Governmental Authority in which an Action is brought against any Indemnitee for purposes of any Indemnification Claim that an Indemnitee may have under this Agreement with respect to such Action or the matters alleged therein, and agrees that process may be served on such Party with respect to such claim anywhere in the world.
     8.5 Limitations on Sellers’ Indemnification Liability. The Liability of Sellers with respect to any claims for indemnity under this Agreement shall be subject to the following:
          (a) If the Closing occurs, Sellers will have no Liability for money Damages related to Breaches of the representations and warranties contained in Section 2.1 and Article 3 and any certificate related to such representations and warranties:
               (i) unless and until the aggregate Damages claimed under Section 8.2 exceed US$1,000,000 (the “Sellers’ Threshold Amount”); provided, however, if the aggregate amount of Damages claimed under Section 8.2 exceeds the Sellers’ Threshold Amount, then in such event, the Sellers will be obligated to indemnify Buyer and any other Buyer Indemnified Persons from and against all such Damages relating back to and including the first dollar of aggregate Damages so claimed. Notwithstanding the foregoing, the limitations on Sellers’ Liabilities set forth above in this Section 8.5 shall not apply to (A) Damages related to any Breach of the representations and warranties set forth in Sections 2.1(a) (Power and Authority; Enforceability), 2.1(b) (No Violation), 2.1(d) (Shares; Seller Information), 3.2 (Power and

Authority; Enforceability), 3.5 (Capitalization), 3.12 (Tax Matters), 3.13 (Title to Assets), 3.28 (Environmental, Health and Safety Matters) and 4.16 (Pre-Closing Transactions), (B) any Damages resulting from any fraudulent act or willful misconduct by any of the Seller Parties; or
               (ii) unless the Indemnification Claim arising as a result of a Breach by any Seller Party of a representation or warranty made in this Agreement or any other certificate or document that any Seller Party has delivered pursuant to this Agreement, is made in writing no later than the date on which the survival period as set forth herein for such representation or warranty has expired.
          (b) Any payment by Sellers as Indemnitors hereunder shall be reduced by the amount of any insurance proceeds received by the Buyer Indemnified Person in respect of the occurrence giving rise to the Indemnification Claim.
     8.6 Limitations on Buyer’s Indemnification Liability. The Liability of Buyer with respect to any claims for indemnity under this Agreement shall be subject to the following:
          (a) If the Closing occurs, Buyer will have no Liability for money Damages related to Breaches of the representations and warranties contained in Section 2.2 and any certificate related to such representations and warranties:
               (i) unless and until the aggregate Damages claimed under Section 8.2 exceeds US$1,000,000 (the “Buyer Threshold Amount”); provided, however, if the aggregate amount of Damages claimed under Section 8.3 exceeds the Buyer Threshold Amount, Buyer will be obligated to indemnify the Sellers and any other Seller Indemnified Persons from and against all such Damages relating back to and including the first dollar of aggregate Damages so claimed. Notwithstanding the foregoing, the limitations on Buyer’s Liabilities set forth above in this Section 8.6 shall not apply to (A) Damages related to any Breach of the representations and warranties set forth in Sections 2.2(a) (Entity Status), 2.2(b) (Power and Authority; Enforceability), 2.2(c) (No Violation), and 2.2(e) (Capitalization), or (B) any Damages resulting from any fraudulent act or willful misconduct by Buyer; or
               (ii) unless the Indemnification Claim arising as a result of a Breach by Buyer of a representation or warranty made in this Agreement or any other certificate or document that Buyer has delivered pursuant to this Agreement, is made in writing no later than the date on which the survival period as set forth herein for such representation or warranty has expired.
          (b) Any payment by Buyer as Indemnitor hereunder shall be reduced by the amount of any insurance proceeds received by the Seller Indemnified Person in respect of the occurrence giving rise to the Indemnification Claim.
     8.7 Sellers’ Maximum Liability. The Liability of Sellers to Buyer under or pursuant to this Agreement, including Liability for Damages suffered or incurred as a result of the Breach of (a) any representation or warranty any Seller Party has made in this Agreement or in any other certificate or document that any Seller Party has delivered pursuant to this Agreement, or (b) any covenant or obligation of any Seller Party contained in this Agreement, shall in no event or circumstance in the aggregate exceed a maximum amount of US$35,000,000; provided, that:
          (a) the foregoing limitation on Sellers’ maximum Liability hereunder shall not apply to (A) Damages related to any Breach of the representations and warranties set forth in Sections 2.1(a) (Power and Authority; Enforceability), 2.1(b) (No Violation), 2.1(d) (Shares; Seller Information), 3.2 (Power and Authority; Enforceability), 3.5 (Capitalization), 3.12 (Tax Matters), 3.13 (Title to Assets), 3.28 Environmental, Health and Safety Matters), 4.16 (Pre-Closing Transactions), or (B) any Damages resulting from any fraudulent act or willful misconduct by any of the Seller Parties; and
          (b) the aggregate Liability of Sellers to Buyer, including for any Damages excluded from the maximum aggregate Liability limitation of US$35,000,000 pursuant to Section 8.7(a) above, shall in no event or circumstance exceed a maximum amount equal to the Aggregate Purchase Price and, for greater certainty, to the extent that the total of the Damages suffered or incurred by Buyer, including the Damages referred to in Section 8.7(a) above, would exceed an amount equal to the Aggregate Purchase Price, Sellers will have no Liability to Buyer for any such excess amount.
     8.8 Buyer’s Maximum Liability. The Liability of Buyer to Sellers under or pursuant to this Agreement, including Liability for Damages suffered or incurred as a result of the Breach of (a) any representation or warranty Buyer has made in this Agreement or in any other certificate or document that Buyer has delivered pursuant to this Agreement, or (b) any covenant or obligation of Buyer contained in this Agreement, shall in no event or circumstance in the aggregate exceed a maximum amount of US$35,000,000; provided, that:
          (a) the foregoing limitations on Buyer’s maximum Liability hereunder shall not apply to (A) Damages related to any Breach of the representations and warranties set forth in Sections 2.2(a) (Entity Status), 2.2(b) (Power and Authority; Enforceability), 2.1(c) (No Violation), and 2.2(e) (Capitalization), or (B) any Damages resulting from any fraudulent act or willful misconduct by Buyer; and
          (b) the aggregate Liability of Buyer to Sellers, including for any Damages excluded from the maximum aggregate Liability limitation pursuant to Section 8.8(a) above, shall in no event or circumstance exceed a maximum amount equal to the Aggregate Purchase Price and, for greater certainty, to the extent that the total of the Damages suffered or incurred by Sellers, including the Damages referred to in Section 8.8(a) above, would exceed an amount equal to the Aggregate Purchase Price, Buyer will have no Liability to Sellers for any such excess amount.
     8.9 INDEMNIFICATION IF NEGLIGENCE OF INDEMNITEE. The indemnification provided in this Article 8 will be applicable whether or not the sole, joint or contributory negligence of the Indemnitee is alleged or proven. Each Indemnitee’s rights and remedies set forth in this Agreement will survive the Closing and will not be deemed waived by the Indemnitee’s consummation of the Transactions and will be effective regardless of any inspection or investigation conducted, or the awareness of any matters acquired (or capable or reasonably capable of being acquired), by or on behalf of Indemnitee, or by any of its directors, officers, employees or representatives or at any time (regardless of whether notice of such Knowledge has been given to Indemnitor), whether before or after the date of the Original Agreement or the Closing Date with respect to any circumstances constituting a condition under this Agreement, unless any waiver specifically so states.
     8.10 Other Indemnification Provisions.
          (a) The remedies provided in this Article 8 will be exclusive of and limit all other remedies that may be available to any Indemnitee, except that the foregoing shall not be in derogation of any rights or remedies for specific performance of this Agreement or any injunctive relief that any Party may assert under Section 10.6. No claim may be made by Buyer against any Seller Party, or by any Seller Party against Buyer after the Closing Date for any Damages arising as a result of breach or default under this Agreement, except pursuant and subject to this Article 8 (other than a claim for specific performance or injunctive relief under Section 10.6).
          (b) Any Liability of the Acquired Entities to Buyer or any Indemnitee under this Agreement will terminate for all purposes upon Closing, and have no further force or effect.
          (c) An Indemnification Claim for any matter not involving a third party may be asserted by notice to the Party from whom indemnification is sought.
          (d) The right to indemnification and payment of Damages based on Breach of any representations, warranties, covenants and obligations hereunder will not be affected by any investigation conducted with respect to, or any Knowledge acquired at any time, whether before or after the execution and delivery of this Agreement or the Closing Date, with respect to the accuracy or inaccuracy of, or compliance with, any such representation, warranty, covenant or obligation. The waiver of any condition based on the accuracy of any representation or warranty, or on the performance of or compliance with any covenant or obligation, will not affect the right to indemnification, payment of Damages or other remedy based on such representations, warranties, covenants and obligations.
     8.11 Right of Setoff; Escrow.
          (a) For so long as the Buyer Note is outstanding, Buyer shall have the right to withhold and set off against any amounts due under the Buyer Note, any indemnification of money Damages to which Buyer or any of the other Buyer Indemnified Persons is entitled from Sellers pursuant to this Article 8, so long as the amount of such indemnification has been fixed and finally determined pursuant to the procedures set forth in this Article 8 and, if necessary, the procedures set forth in Section 10.17. Neither the exercise of nor the failure to exercise such right of setoff by Buyer will constitute an election of remedies or limit Buyer in any manner in the enforcement of any other remedies that may be available to it under this Article 8.
          (b) For so long as the Buyer Note is outstanding, all Buyer Indemnified Persons shall be limited as to, and shall look solely to, Buyer’s right to set off amounts owing to Sellers under the Buyer Note as their sole source for indemnification of money Damages pursuant to this Article 8, and none of the Buyer Indemnified Persons shall be entitled to enforce any remedies against any of the Sellers (except with respect to remedies for specific performance of this Agreement pursuant to Section 10.6), other than pursuant to the Buyer’s right of setoff under the Buyer Note; provided, however, that the foregoing limitation shall not be deemed to apply to any fraudulent act or willful misconduct of any of the Seller Parties.
          (c) During the Escrow Period, all Indemnitees shall be limited as to, and shall look solely to, the Escrow Funds as their sole source for indemnification of money Damages pursuant to this Article 8, and none of the Indemnitees shall be entitled to enforce any remedies against any Indemnitor (except with respect to remedies for specific performance of this Agreement pursuant to Section 10.6), by means of offset or otherwise, other than pursuant to the terms of the Escrow Agreement; provided, however, that the foregoing limitation shall not be deemed to apply to any fraudulent act or willful misconduct of any Indemnitor.
     8.12 No Extraordinary Damages. Notwithstanding any other provision of this Agreement, no Party hereto nor any of its Affiliates shall have Liability for any consequential, incidental, indirect, special or punitive damages whatsoever, including, without limitation, loss of profits or revenue, loss of use of equipment and facilities, diminished goodwill, and damage to, or replacement of other equipment or property, and Damages indemnifiable hereunder shall not include such damages, except to the extent, if any, one of the Parties hereto is held liable for such consequential damages to a third party and such Party is entitled to be indemnified by any of the other Parties hereto pursuant to this Article 8.
9. DEFINITIONS
     “Acquired Entities” is defined in the preamble to this Agreement. Where the context requires, the term “Acquired Entity” or “Acquired Entities” shall be deemed to include all predecessor entities thereof.
     “Acquisition Candidate” means (i) any Person engaged in the Relevant Business, or (ii) any project with respect to the Relevant Business, and in either case (A) which was called on by Buyer, any Seller Party or any of their Affiliates, in connection with the possible acquisition by Buyer, any Acquired Entity or any of their Affiliates, of that Person or project, or (B) with respect to which Buyer, any Seller Party or any of their Affiliates has made an acquisition analysis.
     “Action” means any action, appeal, petition, plea, charge, complaint, claim, suit, demand, litigation, arbitration, mediation, hearing, inquiry, investigation or similar event, occurrence or proceeding.
     “Action of Divestiture” shall mean making proposals, or executing or carrying out agreements, providing for the license, sale or other disposition or holding separate (through the establishment of a trust or otherwise) of any assets or categories of assets that are material to Buyer, the Acquired Entities or any of their respective Subsidiaries, or the holding separate of share equity of any of the Acquired Entities or their Subsidiaries or any of Buyer’s Subsidiaries, or imposing or seeking to impose any limitation on the ability of Buyer, the Acquired Entities, or any of their respective Subsidiaries to conduct their respective businesses or operations or own such assets or to acquire, hold or exercise full rights of ownership of the businesses of Buyer, the Acquired Entities or their respective Subsidiaries.
     “Additional Guaranty” is defined in Section 1.4(b)(iii).
     “Additional Taxes” is defined in Section 4.12.
     “Adjusted Seller Taxes” is defined in Section 4.12.
     “Affiliate” with respect to any specified Person, means a Person that, directly or indirectly, through one or more intermediaries, controls or is controlled by, or is under common control with, such specified Person. As used herein, the term “control” means possession, directly or indirectly, of the power to direct or cause the direction of the management or policies of a Person, whether through the ownership of voting Equity Interests, by contract or otherwise.
     “Aggregate Purchase Price” is defined in Section 1.2.
     “Agreement” is defined in the preamble to this Agreement.
     “Allowance for Doubtful Receivables” means the estimated amount of outstanding Receivables that may go uncollected as documented on a balance sheet.
     “Ancillary Agreements” means the Buyer Note, the Buyer Additional Note, the Guaranty (if any), the Additional Guaranty (if any), the Employment Agreements, the Escrow Agreement and the Registration Rights Agreement.
     “ARAM” is defined in the preamble to this Agreement.
     “ARAM Audited Balance Sheet” means the audited balance sheet of ARAM as of and for the period(s) ended December 31, 2007 (including the report thereon of PricewaterhouseCoopers).
     “Arbitration Request” is defined in Section 10.17(b)(i).
     “Balance Sheet Date” is defined in Section 3.8.
     “Base Seller Taxes” is defined in Section 4.12.
     “Basis” means any past or current fact, situation, circumstance, status, condition, activity, practice, plan, occurrence, event, incident, action, failure to act or transaction about which the relevant Person has Knowledge that forms or could form the basis for any specified consequence.
     “Best Efforts” means the efforts that a prudent Person desirous of achieving a result would use, expend or incur in similar circumstances to ensure that such result is achieved as expeditiously as possible at a commercially reasonable cost.

     “Breach” means, as applicable, any breach, inaccuracy, failure to perform, failure to comply, conflict with, default, violation, acceleration, termination, cancellation, unauthorized modification or failure to notify when required.
     “Business Day” shall mean any day other than a Saturday, Sunday or other day on which commercial banks in Calgary, Alberta or Houston, Texas are authorized by law to close.
     “Buyer” is defined in the preamble to this Agreement.
     “Buyer Additional Note” is defined in Section 1.2(d).
     “Buyer Common Stock” means the common stock, US$0.01 par value per share, of Buyer.
     “Buyer Indemnified Persons” means (i) Buyer and its Affiliates and their officers, directors, employees, agents, representatives, controlling Persons, stockholders and (ii) if the Closing occurs, each of the Acquired Entities and any Person who was an officer, director or employee of the Acquired Entities if such Person at and after the date hereof and the time of Closing is not a Seller or an Affiliate thereof.
     “Buyer Note” is defined in Section 1.2(c).
     “Buyer Reports” is defined in Section 2.2(g).
     “Buyer’s Threshold Amount” is defined in Section 8.6(a)(i).
     “Cash Consideration” is defined in Section 1.2(a).
     “Change in Control Liabilities” is defined in Section 1.5(b)(ii).
     “Closing” is defined in Section 1.3.
     “Closing Date” is defined in Section 1.3.
     “Closing Net Working Capital” means the following net amount:
          (a) the sum of the aggregate of the amounts that would be reflected as “current assets” on the face of a combined balance sheet of the Acquired Entities and their consolidated Subsidiaries as of the opening of business on the Closing Date, prepared in accordance with the guidelines set forth in the sentence immediately following this sentence, and presented in the same format (including as to nature and presentation of accounts and line items) as Schedule 1.5(c)(ii); minus
          (b) the sum of the aggregate of the amounts that would be reflected as (i) “current liabilities” on the face of a combined balance sheet of the Acquired Entities and their consolidated Subsidiaries as of the opening of business on the Closing Date prepared in accordance with the guidelines set forth in the sentence immediately following this sentence, and presented in the same format (including as to nature and presentation of accounts and line items) as Schedule 1.5(c)(ii).
          (c) “Closing Net Working Capital” shall be determined and calculated strictly in accordance with the following:
               (i) except as otherwise specified in clauses (ii), (iii) and (iv) below, “current assets” and “current liabilities” for purposes of this definition shall be determined and calculated (x) using the same accounting principles, policies, practices, procedures and methodologies with respect to financial statements, their classification or presentation, including the same practices, methods, conventions or assumptions (unless and to the extent required by objective changes in underlying events) utilized in making accounting estimates, as were used in preparing the combined balance sheet included in Schedule 1.5(c)(ii), and (y) subject to and to the extent applicable after giving effect to clause (x) above, otherwise in accordance with GAAP (as in effect at June 30, 2008);
               (ii) in determining and calculating “current assets” as referred to in clause (a) above,
                    (1) (A) all intercompany investments, (B) the value of any Excluded Asset if shown on Schedule 1.5(c)(ii) as a current asset, and (C) the value of any assets transferred to the Acquired Entities pursuant to the Pre-Closing Transactions if such assets are classified as a current asset, shall be excluded, and
                    (2) (A) all CSA Receivables, whether classified as short-term or long-term, and (B) the aggregate amount of all equipment transfers into the non-current Gross Rental Equipment Assets from April 30, 2008 through the Closing Date, except those transferred to the Acquired Entities pursuant to the Pre-Closing Transactions (with all such transfers being accounted for using the same accounting methodologies used by ARAM for such transfers), shall be included;
               (iii) in determining and calculating “current liabilities” as referred to in clause (b) above, (v) no accrual shall be made in respect of Transaction Costs or Change in Control Liabilities, (w) all indebtedness both classified as short-term and long-term (including but not limited to operating loans, capital leases, outstanding bank lines, loans from shareholders and loans from entities controlled by shareholders (including but not limited to loans from 1236929 Alberta Ltd. and Geox Seismic Ltd.)) shall be included except for any indebtedness to HSBC Bank Canada, which shall be excluded, (x) the Seller Parties will accrue all tax liabilities for all earnings of the Acquired Entities and their Subsidiaries through the Closing Date, (y) all accruals for bad debt reserves, obsolescence reserves, warranty reserves, vacation and bonus liability, shall be reflected for the period from January 1, 2008 through the Closing Date and (z) the aggregate amount of all equipment sales out of the non-current Gross Rental Equipment Assets since April 30, 2008 shall be included on a net book value basis (Gross Rental Equipment Assets on a net book value basis as of March 31, 2008, on a combined basis, was CDN$27,380,000); and

               (iv) notwithstanding the foregoing, (A) the Income Tax Receivables will be reflected as a current asset; (B) long-term deferred tax assets and deferred tax liabilities shall be excluded from the definition of Closing Net Working Capital; and (C) the Closing Net Working Capital shall include accruals through the date of Closing including but not limited to reserves and allowances for bad debt, obsolescence, warranty, vacation and bonus liabilities; Such accruals shall be calculated by applying Sellers’ formal year-end closing procedures to properly state the accruals.
     “Closing Statement” is defined in Section 1.5(e).
     “Code” means the Internal Revenue Code of 1986, as amended, including the regulations and published interpretations thereunder.
     “Commitment” with respect to any Person means: (a) options, warrants, convertible securities, exchangeable securities, subscription rights, conversion rights, exchange rights or other Contracts that could require such Person to issue any of its Equity Interests, or any other securities convertible into, exchangeable or exercisable for or representing the right to subscribe for any Equity Interest of such Person; (b) statutory pre-emptive rights or pre-emptive rights granted under the applicable Person’s Organizational Documents; and (c) stock appreciation rights, phantom stock, profit participation or other similar rights with respect to such Person.
     “Confidential Information” means any confidential, proprietary information concerning the businesses and affairs of Buyer, an Acquired Entity, or any of their respective Subsidiaries, and for purposes of this Agreement shall be deemed to have the same meaning as the term “Confidential Information” as defined in the second paragraph of the Confidentiality Letter, and shall apply to such information of Buyer, the Acquired Entities, and each of Buyer’s and the Acquired Entities’ respective Subsidiaries.
     “Confidentiality Letter” is defined in Section 10.2.
     “Consent” means any consent, approval, notification, waiver or other similar action that is necessary or convenient.
     “Contract” means any contract, agreement, arrangement, commitment, letter of intent, memorandum of understanding, heads of agreement, promise, obligation, right, instrument, document or other similar understanding, whether written or oral.
     “Conditional Sales Contract” means a sales Contract involving seismic data acquisition systems and/or associated parts, components or equipment under which the vendor retains title to such systems, parts, components and/or equipment, and with respect to the Acquired Entities and their Subsidiaries, are carried as “Conditional Sales Agreements” on the ARAM balance sheet.
     “CSA Collections and Net Recoveries” is defined in Section 1.5(j).
     “CSA Receivables” means all receivables of the Acquired Entities with respect to Conditional Sales Contracts.
     “CSRI” is defined in the preamble to this Agreement.

     “Damages” means all damages (including incidental and consequential damages), losses (including any diminution in value), Liabilities, payments, amounts paid in settlement, obligations, fines, penalties, costs (including investigation, remediation, cleanup and corrective action costs), expenses (including reasonable fees and expenses of outside attorneys, accountants and other professional advisors and of expert witnesses and other costs (including the allocable portion of the Indemnitee’s internal costs) of investigation, preparation and litigation in connection with any Action or threatened Action) of any kind or nature whatsoever.
     “Deposit Date” is defined in Section 1.5(a)(i).
     “Donald Chamberlain” is defined in Section 1.7.
     “Effect” is defined in the definition of “Material Adverse Effect” in this Article 9.
     “Employees” is defined in Section 3.27(a).
     “Employee Benefit Plan” is defined in Section 3.27(b).
     “Employment Agreements” means the employment Contracts between (i) Buyer (or the appropriate Subsidiary of Buyer) and (ii) each of the Employees listed in Exhibit F and such other Employees as shall be mutually agreed by Buyer and Sellers, in substantially the form of Exhibit C. The Parties acknowledge that the terms of the Employment Agreements that are actually executed by the appropriate parties thereto will vary from the terms set forth in such Exhibit C in accordance with such applicable employee’s position and terms of employment.
     “Encumbrance” means any Order, Security Interest, Contract, easement, covenant, community property interest, equitable interest, right of first refusal or restriction of any kind, including any restriction on use, voting, transfer, receipt of income or exercise of any other attribute of ownership.
     “Enforceable” — a Contract is “Enforceable” if it is the legal, valid and binding obligation of the applicable Person enforceable against such Person in accordance with its terms, except as such enforceability may be subject to the effects of bankruptcy, insolvency, reorganization, moratorium or other Laws relating to or affecting the rights of creditors and general principles of equity.
     “Environment” means soil, land surface or subsurface strata, waters (including any ocean, stream, pond, reservoirs, drainage, basins, wetland, ground water and drinking water), sediments, ambient air (including indoor), noise, plant life, animal life and all other environmental media or natural resources.
     “Environmental, Health and Safety Requirements” means all Orders, Contracts, Laws and programs (including those promulgated or sponsored by industry associations, insurance companies and risk management companies) concerning or relating to public health and safety, worker/occupational health and safety, and pollution or protection of the Environment, including those relating to the presence, use, manufacturing, refining, production, generation, handling, transportation, treatment, transfer, storage, disposal, distribution, importing, labeling, testing, processing, discharge, Release, threatened Release, control or other action or failure to act involving any hazardous materials, substances or wastes, chemical substances or mixtures, pesticides, pollutants, contaminants, toxic chemicals, greenhouse gases, petroleum products or byproducts, asbestos, polychlorinated biphenyls, noise or radiation (collectively, “Hazardous Substances”), each as amended and as now in effect at Closing. The term “Environmental, Health and Safety Requirements” shall also include all guidelines published or recommended from time to time by entities or organizations such as the Canadian Council of Ministers of Environment and Alberta Environmental Protection.
     “Equity Interest” means (a) with respect to a corporation, any and all shares and any Commitments with respect thereto, (b) with respect to a partnership, limited liability company, trust or similar Person, any and all units, interests or other partnership/limited liability company interests, and any Commitments with respect thereto, and (c) any other direct or indirect equity ownership or participation in a Person.
     “ERISA” means the Employee Retirement Income Security Act of 1974.
     “Escrow Agent” is defined in Section 1.5(a)(i).
     “Escrow Agreement” means the escrow agreement between Buyer, 1236929 Alberta Ltd. and Escrow Agent, in substantially the form of Exhibit D.
     “Escrow Funds” is defined in Section 1.5(a)(i).
     “Escrow Period” means the period commencing on the Deposit Date and ending on the date that is the first anniversary of the Closing Date.
     “Estimated Closing Net Working Capital” is defined in Section 1.5(c)(i).
     “Exchange Act” means the Securities Exchange Act of 1934.
     “Exchange Rate” is defined in Section 1.8.
     “Excluded Assets” means the following assets:
               (i) four (4) Houston Texans season tickets owned by ARAM Systems Inc.;
               (ii) thirteen (13) Calgary Flames season tickets owned by ARAM;
               (iii) condominium unit located at 513 — 3880 Truswell Road, Kelowna, British Columbia owned by CSRI;
               (iv) nine (9) Calgary Stampeder tickets owned by ARAM;
               (v) two (2) car lifts owned by CSRI;
               (vi) one (1) 2008 Chevrolet Silverado (s/n IGCHK26988E125391) owned by ARAM;

               (vii) corporate rights to MSR Houston owned by Texas Seismic Rentals Inc.;
               (viii) life insurance policy #728175 issued by Manulife Insurance Company covering Donald Chamberlain;
               (ix) life insurance policy #4577909 issued by Great West Life Insurance Company covering Donald Chamberlain; and
               (x) the right to the use of the name “Geo-X” name and all related trademarks.
     “Excluded Taxes” is defined in Section 5.7(a).
     “Expiration Date” means November 1, 2008.
     “FCPA” means the Foreign Corrupt Practices Act of 1977.
     “Financial Statements” is defined in Section 3.8.
     “Financial Statements Delivery Date” means the date that the financial statements satisfying the conditions set forth in Section 5.9(a) are actually completed.
     “GAAP” means Canadian generally accepted accounting principles as in effect from time to time.
     “Governmental Authority” means any legislature, agency, bureau, branch, department, division, commission, court, tribunal, magistrate, justice, multi-national organization, quasi-governmental body or other similarly recognized organization or body of any federal, provincial, state, county, municipal, local or foreign government or other similarly recognized organization or body exercising similar powers or authority.
     “Gross Rental Equipment Assets” means equipment owned by any of the Acquired Entities or their Subsidiaries that is held for lease to third parties, carried on a combined balance sheet as “gross rental equipment” and presented in the same format (including as to nature and presentation of accounts and line items) as presented with respect thereto in the ARAM Audited Balance Sheet and Schedule 9.1; for illustrative purposes, Gross Rental Equipment Assets on March 31, 2008 was CDN$43,975,000.
     “Guaranty” is defined in Section 1.4(b)(iii).
     “Hazardous Substances” is defined in the definition of “Environmental, Health and Safety Requirements” in this Article 9.
     “HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976.
     “Income Tax Receivables” is defined in Section 1.5(e)(vii).

     “Incremental Interest Amount” means the actual total amount of interest accrued on the Buyer Note from the date of its issuance to the Deposit Date, less the Interest Amount.
     “Indemnification Claim” means any claim for indemnification by an Indemnitee against an Indemnitor under this Agreement.
     “Indemnitees” means, individually and as a group, the Buyer Indemnified Persons and the Seller Indemnified Persons.
     “Indemnitor” means any Person having any Liability to any Indemnitee under this Agreement.
     “Intellectual Property” means all (a) inventions (whether patentable or unpatentable and whether or not reduced to practice), all improvements thereto, and all patents, patent applications and patent disclosures, together with all reissuances, continuations, continuations-in-part, revisions, extensions and reexaminations relating thereto, (b) trademarks, service marks, trade dress, logos, trade names and corporate names, and all goodwill associated therewith, together with all translations, adaptations, derivations and combinations, applications, registrations and renewals relating thereto, (c) copyrightable works, all copyrights, and all applications, registrations and renewals relating thereto, (d) trade secrets and Confidential Information (including ideas, research and development, know-how, formulas, compositions, manufacturing and production processes and techniques, technical data, designs, drawings, specifications, customer and supplier lists, pricing and cost information and business and marketing plans and proposals), (e) computer software (including all data and related documentation), (f) other proprietary rights, and (g) copies and tangible embodiments of the foregoing (in whatever form or medium).
     “Interest Amount” means the total amount of interest that would have accrued on the Buyer Note from the date of its issuance to the Deposit Date if the interest rate under such Buyer Note had been, for the entire period that the Buyer Note was outstanding, three percent (3%) per annum.
     “Interest Rate” means (i) at any time prior to the Deposit Date, the actual rate of interest accruing under the Buyer Note, and (ii) beginning on the Deposit Date and thereafter, the actual rate of interest that accrues on the Escrow Funds pursuant to the terms of the Escrow Agreement.
     “Interim Balance Sheet” means the balance sheet contained within the Interim Financial Statements.
     “Interim Financial Statements” is defined in Section 3.8.
     “IRS” is defined in Section 3.27(j).
     “Knowledge” — an individual will be deemed to have “Knowledge” of a particular fact or other matter only if such individual is actually aware of such fact or other matter. A Person other than an individual will be deemed to have “Knowledge” of a particular fact or other matter if (i) any individual who is currently serving as a director or officer of such Person or (ii) any employee who is currently charged with managerial responsibility for a particular area of the

Acquired Entities’ operations (e.g. a manager responsible for environmental matters), has Knowledge of such fact or other matter.
     “Law” means any law (statutory, common or otherwise), constitution, treaty, convention, ordinance, equitable principle, code, rule, regulation, executive order or other similar authority enacted, adopted, promulgated or applied by any Governmental Authority, each as amended or replaced.
     “Liability” means any liability, duty or obligation, whether known or unknown, asserted or unasserted, absolute or contingent, matured or unmatured, conditional or unconditional, latent or patent, accrued or unaccrued, liquidated or unliquidated or due or to become due.
     “Material Adverse Effect” means any event, change, effect, circumstance or development (“Effect”) that (i) would reasonably be expected to be, either individually or in the aggregate, materially adverse to the financial condition, properties, assets, liabilities, business, operations or results of operations of the Acquired Entities and their Subsidiaries, taken as a whole, or (ii) would reasonably be expected to, either individually or in the aggregate, prevent or materially alter or delay the Acquired Entities’ ability to consummate the Transactions; provided, however, that in determining whether a Material Adverse Effect has occurred, there shall be excluded any Effect on the Acquired Entities and their Subsidiaries relating to or arising in connection with: (a) any action required to be taken or, the failure to take any action prohibited from being taken, pursuant to the terms and conditions of this Agreement; (b) changes affecting the economies of Canada, the United States or any foreign market where the Acquired Entities and Subsidiaries have material operations or sales generally (provided in each case that such changes do not have a unique or materially disproportionate impact on the Acquired Entities or Subsidiaries); (c) changes in, or events or conditions affecting, the seismic, petroleum drilling or services industries generally, including, without limitation, changes resulting from the price of oil, gas, natural gas liquids or other hydrocarbon products (provided in each case that such changes do not have a unique or materially disproportionate impact on the Acquired Entities or their Subsidiaries); (d) any natural disaster or hostilities, acts of war or terrorism or any material escalation of any such hostilities, acts of war or terrorism existing as of the date hereof (provided in each case that such changes do not have a unique or materially disproportionate impact on the Acquired Entities or their Subsidiaries); (e) the ability of such Person to consummate the Transactions contemplated by this Agreement or fulfill the conditions to closing applicable to it set forth in Article 6; and (f) any action to which Buyer has expressly consented in writing.
     “Mutual Release” means the mutual release and resignation memorandum of agreement to be entered into at Closing by and between the Acquired Entities and their respective Subsidiaries and Donald Chamberlain.
     “Net Working Capital Adjustments” is defined in Section 1.5(h).
     “NYSE” means The New York Stock Exchange.
     “Order” means any order, ruling, decision, verdict, decree, writ, subpoena, mandate, precept, command, directive, consent, approval, award, judgment, injunction or other similar determination or finding issued by, or otherwise before or under the supervision of, any Governmental Authority, arbitrator or mediator.
     “Original Agreement” is defined in the recitals to this Agreement.
     “Ordinary Course of Business” means the ordinary course of business consistent with past custom and practice (including with respect to quantity, quality and frequency) of the relevant Person and its Subsidiaries.
     “Organizational Documents” means the articles of incorporation, certificate of incorporation, charter, bylaws, articles of formation, regulations, operating agreement, certificate of limited partnership, partnership agreement and all other similar documents, instruments or certificates executed, adopted or filed in connection with the creation, formation or organization of a Person, including any amendments thereto.
     “Parties” is defined in the recitals to this Agreement.
     “Permit” means any permit, license, certificate, approval, consent, notice, waiver, franchise, registration, filing, accreditation or other similar authorization required by any Law or Governmental Authority.
     “Person” means any individual, partnership, limited liability company, corporation, association, joint stock company, trust, joint venture, labor organization, unincorporated organization or Governmental Authority.
     “Personal Information” means information about an identifiable individual but does not include business contact information provided that the collection, use or disclosure, as the case may be, of the business contact information is for the purpose of contacting an individual in that individuals’ capacity as an employee or an official of an organization and for no other purpose.
     “Pre-Closing Shareholder Distributions” means any dividends, distributions or similar payments of cash or property on the shares of the Acquired Entities to the Sellers by the Acquired Entities from April 30, 2008 to, and including, the Closing Date.
     “Pre-Closing Transactions” is defined in Section 4.16.
     “Prevailing Party” is defined in Section 10.17(b)(viii).
     “Receivables” means all receivables of the Acquired Entities and their Subsidiaries, including all Contracts in transit, manufacturers warranty receivables, notes, accounts receivable, trade account receivables and insurance proceeds receivable, but excluding CSA Receivables.
     “Registration Rights Agreement” means the Registration Rights Agreement, in substantially the form of Exhibit E.
     “Release” means any spilling, leaking, emitting, discharging, depositing, escaping, leaching, dumping or other release into the Environment.

     “Releasee” is defined in Section 5.6.
     “Relevant Business” is defined in Section 5.5(a).
     “Restricted Transaction” is defined in Section 4.7.
     “Sales Contract” means a Contract for the sale or rental of any seismic data acquisition systems and/or associated parts, components or equipment, and includes related maintenance, warranty or other services included in the terms of such Contract but does not include a Conditional Sales Contract.
     “Schedules” is defined in Section 2.1.
     “SEC” means the U.S. Securities and Exchange Commission.
     “Section 338 Election” is defined in Section 4.12.
     “Securities Act” means the Securities Act of 1933, and the rules and regulations promulgated thereunder.
     “Security Interest” means any security interest, deed of trust, encroachment, encumbrance, mortgage, pledge, lien, charge, claim or other similar interest or right.
     “Seller” and “Sellers” are defined in the preamble to this Agreement.
     “Seller Indemnified Persons” means each Seller and its officers, directors, employees, agents, representatives, controlling Persons, stockholders, spouse, heirs, legal representatives, successors and assigns.
     “Seller Parties” is defined in the preamble to this Agreement.
     “Seller’s Threshold Amount” is defined in Section 8.5(a)(i).
     “Shares” means (i) with respect to ARAM, all of the issued and outstanding shares of ARAM, including without limitation, all outstanding Class “A” Common Shares and Class “D” Preferred Shares, and (ii) with respect to CSRI, all of the issued and outstanding shares of CSRI, including without limitation, all outstanding Class “A” Common Voting Shares.
     “Share Consideration” is defined in Section 1.2.
     “Straddle Period” means any taxable year or period beginning on or before and ending after the Closing Date.
     “Subsidiary” means, with respect to any particular Person, any corporation or other Person of which Equity Interests having the power to elect a majority of that corporation’s or other Person’s board of directors or similar governing body, or otherwise having the power to direct the business and policies of that corporation or other Person (other than Equity Interests having such power only upon the happening of a contingency that has not occurred) are held by the particular Person in question or one or more of its Subsidiaries. Where the context requires, the term “Subsidiary” or “Subsidiaries” as it relates to the Acquired Entities shall be deemed to include all predecessor entities of such Subsidiary or Subsidiaries.
     “Target Net Working Capital” is defined in Section 1.5(c)(ii).
     “Taxes” means all Canadian federal, provincial and local, U.S. federal, state and foreign and other taxes, charges, fees, duties, levies, imposts, customs or other assessments, including, without limitation, all net income, net proceeds, gross income, gross receipts, gross proceeds, sales, use, ad valorem, real and personal property (tangible and intangible), transfer, franchise, profits, profit share, license, lease, user, service, service use, value added, capital, withholding, payroll, environmental, employment, excise, estimated, alternative or add-on minimum, severance, stamp, occupation, premium, property, windfall profits, or other taxes, fees, assessments, customs, duties, levies, imposts or charges of any kind whatsoever, whether disputed or not, together with any interest, penalties, additions to tax, fines or other additional amounts imposed thereon or related thereto, and the term “Tax” shall mean any one of the foregoing Taxes.
     “Tax Return” means any return, declaration, report, statement, claim for refund and other document of, relating to, or required to be filed in respect of, any and all Taxes, including any schedule or attachment thereto, and any amendment thereto.
     “Termination Date” means the earlier to occur of (i) the Expiration Date and (ii) the date on which this Agreement is terminated pursuant to Section 7.1 (other than Section 7.1(b)).
     “Trading Days” means days on which the NYSE is open for trading.
     “Transactions” means all of the transactions contemplated by this Agreement, including: (a) the sale of the Shares by Sellers to Buyer and Buyer’s delivery of the Aggregate Purchase Price therefor; (b) the execution, delivery and performance of all of the documents, instruments and agreements to be executed, delivered and performed in connection herewith, including each Ancillary Agreement; and (c) the performance by Buyer and Sellers of their respective covenants and obligations (pre- and post-Closing) under this Agreement.
     “Transaction Costs” is defined in Section 1.5(b)(i).
     “Transaction Documents” means this Agreement and the Ancillary Agreements.
     “Transfer Taxes” is defined in Section 5.7(a)(iv).
10. MISCELLANEOUS
     10.1 Schedules.
          (a) The disclosures in the Schedules, and those in any supplement thereto, relate only to the representations and warranties in the Section or paragraph of the Agreement to which they expressly relate and not to any other representation or warranty in this Agreement.

          (b) If there is any inconsistency between the statements in the body of this Agreement and those in the Schedules (other than an exception expressly set forth as in the Schedules with respect to a specifically identified representation or warranty), the statements in the body of this Agreement will control.
          (c) Nothing in the Schedules will be deemed adequate to disclose an exception to a representation or warranty made herein, unless the Schedules identify the exception with reasonable particularity and describe the relevant facts in reasonable detail.
     10.2 Entire Agreement. This Agreement, together with the Exhibits and Schedules hereto and the certificates, documents, instruments and writings that are delivered pursuant hereto, and the Confidentiality Letter dated as of May 28, 2008 executed by Buyer (the “Confidentiality Letter”), constitutes the entire agreement and understanding of the Parties in respect of its subject matter and supersedes all prior understandings, agreements or representations by or among the Parties, written or oral, to the extent they relate in any way to the subject matter hereof or the Transactions, including the Letter of Intent dated June 11, 2008, as amended, between Seller Parties and Buyer. The terms of the Confidentiality Letter are hereby incorporated herein by reference and shall continue in full force and effect; provided, however, that notwithstanding the foregoing, on the Closing Date, the Confidentiality Letter shall terminate and the Parties shall be released from all obligations thereunder.
     10.3 Successors. All of the terms, agreements, covenants, representations, warranties and conditions of this Agreement are binding upon, and inure to the benefit of and are enforceable by, the Parties (and in the case of the Sellers, their respective spouses) and their respective successors, assigns, heirs, estates and personal representatives.
     10.4 Assignment; Benefit. Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by any of the Parties hereto (whether by operation of law or otherwise) without the prior written consent of the other Parties; provided, however, that Buyer may, without any Seller Party’s consent, assign this Agreement or any of its rights, interests or obligations hereunder to any wholly owned (direct or indirect) Subsidiary of Buyer and designate one or more of its direct or indirect wholly owned Subsidiaries to purchase or accept all or any portion of the Shares, provided that in each such case, Buyer shall remain a party to, and liable under, this Agreement. Nothing in this Agreement, expressed or implied, is intended to confer on any Person other than the Parties hereto, any claims, rights, remedies, obligations or liabilities under or by reason of this Agreement (except for any third-party beneficiary rights of the Buyer Indemnified Persons and the Seller Indemnified Persons pursuant to Article 8 ).
     10.5 Notices. All notices, requests, demands, claims, instructions and other communications hereunder shall be in writing. Any notice, request, demand, claim, instruction or other communication to be given hereunder by any Party to the other Parties shall be sent by facsimile (with confirmation received of the recipient’s number) to the number stated below or shall be delivered personally or sent by registered or certified mail (postage prepaid and return receipt requested) to the address stated below.

If to Buyer and after Closing to the Acquired Entities:
ION Geophysical Corporation
2105 CityWest Blvd, Suite 400
Houston, Texas 77042-2839
Attention: R. Brian Hanson
Facsimile: (281) 879-3674
Copy to (which shall not constitute notice):
ION Geophysical Corporation
2105 CityWest Blvd, Suite 400
Houston, Texas 77042-2839
Attention: David L. Roland
Facsimile: (281) 879-3600
And
Mayer Brown LLP
700 Louisiana Street, Suite 3400
Houston, Texas 77002
Attention: Marc H. Folladori
Facsimile: (713) 238-4696
If to Sellers and before Closing to the Acquired Entities
161 Lochend Drive
Cochrane, Alberta T4C 2H2
Attention: Donald G. Chamberlain
Facsimile: (403) 932-2438
Copy to (which shall not constitute notice):
Borden Ladner Gervais LLP
1000 Canterra Tower
400 Third Avenue S.W.
Calgary, Alberta T2P 4H2
Attention: David C. Whelan
Facsimile: (403) 266-1395
or at such other facsimile number or address for a Party as shall be specified by like notice. Any notice which is delivered personally in the manner provided herein shall be deemed to have been duly given to the Party to whom it is directed upon actual receipt by such Party. Any notice which is sent by facsimile or addressed and mailed in the manner herein provided shall be conclusively presumed to have been duly given to the Party to which it is addressed on the date indicated on the facsimile confirmation or the postal receipt. Any Party may change the address to which notices, requests, demands, claims and other communications hereunder are to be delivered by giving the other Parties notice in the manner herein set forth.
     10.6 Specific Performance. Each Party acknowledges and agrees that the other Parties would be damaged irreparably if any provision of this Agreement is not performed in accordance with its specific terms or is otherwise Breached. Accordingly, each Party agrees that the other Parties will be entitled to an injunction or injunctions to prevent Breaches of the provisions of this Agreement and to enforce specifically this Agreement and its terms and provisions in addition to any other remedy to which they may be entitled, at Law or in equity.
     10.7 Submission to Jurisdiction. Each Party irrevocably and unconditionally attorns to the jurisdiction of the courts of the Province of Alberta in any Action arising out of or relating to the Transaction Documents to which it is a party and agrees that all claims in respect of the Action may be heard and determined in any such court. Each Party also agrees not to bring any Action arising out of or relating to the Transaction Documents to which it is a party in any other court. Each Party waives any objection to venue in any such Action and any defense of inconvenient forum to the maintenance of any Action so brought and waives any bond, surety or other security that might be required of any other Party with respect thereto and waives any right to elect trial by jury. Any Party may make service on any other Party by sending or delivering a copy of the process to the Party to be served at the address and in the manner provided for the giving of notices in Section 10.5. Nothing in this Section 10.7 will affect the right of any Party to bring any Action arising out of or relating to the Transaction Documents to which it is a party in any other court or to serve legal process in any other manner permitted at Law or in equity. Each Party agrees that a final judgment in any Action so brought shall be conclusive and may be enforced by Action on the judgment or in any other manner provided at Law or in equity.
     10.8 Time. Time is of the essence in the performance of this Agreement.
     10.9 Counterparts. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original but all of which together will constitute one and the same instrument.
     10.10 Headings. The article and section headings contained in this Agreement are inserted for convenience only and shall not affect in any way the meaning or interpretation of this Agreement.
     10.11 Governing Law. This Agreement and the performance of the Transactions and obligations of the Parties hereunder will be governed by and construed in accordance with the laws of the Province of Alberta, without giving effect to any choice of Law principles thereof.
     10.12 Amendments and Waivers. No amendment, modification, replacement, termination or cancellation of any provision of this Agreement will be valid, unless the same shall be in writing and signed by Buyer and Sellers. No waiver by any Party of any default, misrepresentation or breach of warranty or covenant hereunder, whether intentional or not, may be deemed to extend to any prior or subsequent default, misrepresentation or Breach of warranty or covenant hereunder or affect in any way any rights arising because of any prior or subsequent such occurrence.

     10.13 Severability. The provisions of this Agreement shall be deemed severable and the invalidity or unenforceability of any provision shall not affect the validity or enforceability of the other provisions hereof, provided that any provision of this Agreement that is invalid or unenforceable in any situation or in any jurisdiction will not affect the Enforceability of the remaining terms and provisions hereof or the Enforceability of the offending term or provision in any other situation or in any other jurisdiction.
     10.14 Expenses. Whether or not the Closing occurs, all costs and expenses incurred in connection with this Agreement and the Transactions shall be paid by the Party incurring such expenses, except that Buyer, on the one hand, and Sellers, on the other, shall each pay and bear one-half of each other regulatory filing, notification, registration or similar fee required to be paid by any party in connection with this Agreement and the Transactions under the Competition Act (Canada) and the HSR Act.
     10.15 Construction. The Parties have participated jointly in the negotiation and drafting of this Agreement. If an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the Parties and no presumption or burden of proof shall arise favoring or disfavoring any Party because of the authorship of any provision of this Agreement. Any reference to any federal, provincial, state, local or foreign Law shall be deemed also to refer to such Law as amended and all rules and regulations promulgated thereunder, unless the context requires otherwise. The word “including” means “including without limitation.” The Parties intend that each representation, warranty and covenant contained herein shall have independent significance. If any Party has Breached any representation, warranty or covenant contained herein in any respect, the fact that there exists another representation, warranty or covenant relating to the same subject matter (regardless of the relative levels of specificity) which the Party has not Breached shall not detract from or mitigate the fact that the Party is in Breach of the first representation, warranty or covenant. The representations, warranties and covenants of each of the Sellers contained in this Agreement are joint and several obligations; this means that each Seller will be responsible to the extent provided in Article 8 above for the entirety of any Damages or other adverse consequences Buyer may suffer as a result of any Breach thereof. With respect to any future period of time that is to expire a number of months following a particular referenced date (e.g., a period that will expire on a date that is six (6) months following the Closing Date), such period of time shall be deemed to expire on the same corresponding day as the particular referenced date in the last month in such period of time (e.g., a period that will expire on a date that is six (6) months following the Closing Date; assuming that the Closing Date occurs on September 15, 2008, would mean that the period expires on March 15, 2009). If such date is not a Business Day, the expiration date shall be the next succeeding Business Day after such date.
     10.16 Incorporation of Exhibits, Annexes and Schedules. The Exhibits and Schedules identified in this Agreement are incorporated herein by reference and made a part hereof.
     10.17 Dispute Resolution.
          (a) Except as otherwise set forth in this Agreement, if any dispute arises under this Agreement that is not settled promptly, Sellers and Buyer shall seek to resolve such dispute between them, first, by negotiating promptly with each other in good faith negotiations. If Sellers and Buyer are unable to resolve such dispute between them within fifteen (15) Business Days after such dispute arises (or such period as the Parties shall otherwise agree through such negotiations) then any such dispute shall be submitted to arbitration as set forth in Section 10.17(b) below, other than a dispute in which a Party is seeking interlocutory or interim injunctive relief or similar equitable remedies.
          (b) Except as otherwise set forth in this Agreement, any dispute herein shall take place on a confidential basis in accordance with the provisions of the International Commercial Arbitration Act (Alberta) except to the extent modified by this Section 10.17. The resolution of disputes pursuant to the terms of this Section 10.17 shall be final and binding upon the Parties and there shall be no appeal therefrom, including any appeal to a court of law on a question of law, a question of fact, or a question of mixed fact and law. The arbitration shall take place in Calgary, Alberta in accordance with the following procedures:
               (i) An arbitration shall be commenced by either Party delivering a request for arbitration (the “Arbitration Request”) to the other Party. The Arbitration Request shall include in the text or in one or more attachments: (i) a demand that the dispute be referred to arbitration in accordance with this Section 10.17; (ii) a general description of the dispute; (iii) the relief or remedy sought; and (iv) the name of the Person the Party submitting the Arbitration Request nominates as an arbitrator.
               (ii) Sellers and Buyer shall in good faith attempt to agree on a single arbitrator within thirty (30) days of the demand for arbitration. If the Parties fail to agree on a single arbitrator within the thirty-day period, then within ten (10) further days each Party shall select a single arbitrator, who shall together within ten further days select a third arbitrator (and if no such third arbitrator can be selected, the Parties may refer such selection of the third arbitrator to the Court of Queen’s Bench of Alberta). The single arbitrator, or the three arbitrators, as the case may be, shall preside over the arbitration. Each arbitrator shall have sufficient relevant experience to consider the subject matter of the dispute.
               (iii) Unless otherwise agreed to by the Parties, the arbitration shall take place within sixty (60) days after the arbitrator or arbitrators, as applicable, are appointed. The arbitration hearing shall be held on consecutive Business Days.
               (iv) The Parties shall be entitled to conduct discovery in accordance with the rules of civil procedure as in effect where the arbitration occurs, limited to document production and depositions and subject to further limitation by the arbitrator or arbitrators, as applicable, to secure just and efficient resolution of the controversy, dispute or claim. The arbitrator or arbitrators, as applicable, are empowered to issue subpoenas to compel compliance with requirements for pre-hearing exchange of witness lists and documents or deposition discovery, and to enforce the discovery rights and obligations of the Parties.
               (v) The arbitration shall include the presentation of evidence and examination of witnesses at an oral hearing. The hearing shall be conducted to preserve its privacy and to allow reasonable procedural due process. Rules of evidence need not be strictly followed, and the hearing shall be streamlined. Documents shall be self-authenticating, subject to valid objection by the opposing Party. Expert reports, witness biographies, depositions, and affidavits may be utilized, subject to the opposing Party’s right to a live cross-examination of the witness in person. The arbitrator or arbitrators, as applicable, shall control the scheduling and conduct of the proceedings.
               (vi) The decision of the arbitrator or arbitrators, as applicable, shall include a statement specifying in reasonable detail the basis for and computation of the award, if any. The award rendered by the arbitrator or arbitrators, as applicable, shall be final, shall not constitute a basis for collateral estoppel as to any issue in any other legal or arbitration proceeding, and shall not be subject to vacation or modification. Judgment upon the award may be entered in any court having jurisdiction.
               (vii) No Party shall be precluded hereby from securing equitable remedies in courts of any jurisdiction, including temporary restraining orders and preliminary injunctions, to protect its rights and interests, but no Party shall seek any such equitable remedies as a means to avoid or stay arbitration.
               (viii) The Parties other than the Party that substantially prevails (the “Prevailing Party”) in the arbitration shall share equally the arbitrator or arbitrators, as applicable, fees for the arbitration. The Prevailing Party shall be entitled, as a component of the arbitration award, to reimbursement of its costs and expenses including reasonable legal fees. In the event that the arbitration award fails to clarify which (if any) Party has substantially prevailed, then the Parties agree that the arbitrator or arbitrators, as applicable, shall be deemed to have retained jurisdiction for purposes of clarifying, upon request of either Party, such determination and any resulting allocation of costs, fees or expenses.
          (c) The Parties desire that any arbitration should be conducted in strict confidence and that, subject to the exceptions set out in this paragraph, there shall be no disclosure to any Person of the existence of the dispute or any aspect of the dispute except as is necessary for the resolution of the dispute or as required by applicable Law. The arbitration shall be attended only by counsel and by those Persons whose presence, in the opinion of any Party or the arbitrator or arbitrators, is reasonably necessary for the resolution of the dispute. All matters relating to, all evidence presented at and all submissions made in the course of an arbitration, and all documents produced in accordance with this Section 10.17 or created in the course of or for the purposes of an arbitration, as well as any arbitral award, shall be kept confidential and shall not be disclosed to any Person without the prior written consent of the other Party except as is necessary for the resolution of the dispute, as required to enforce the arbitral award, or as required by applicable Law or by an order of the arbitrator or arbitrators made pursuant to a motion or application on notice to all Parties.
     10.18 Amendment and Restatement of Original Agreement. The Original Agreement, as amended, modified and supplemented hereby, is hereby ratified and confirmed, and shall from and after the date of this Agreement continue in full force and effect, as herein modified, supplemented and restated. Without restricting the generality of the preceding sentence, it is agreed that obligations, rights and remedies which as of the date of this Agreement have arisen under the Original Agreement and remain outstanding under the Original Agreement shall, subject only to the effect of the amendments, modifications and supplements to the

Original Agreement effected by this Agreement, continue in effect without interruption, removal, impairment, abatement or prejudice, all in accordance with and subject to the provision herein set forth. The Parties acknowledge and agree that the provisions of the Original Agreement are, effective as of the date hereof, hereby amended, modified and supplemented so as to read as set forth in this Agreement and that the provisions of the Original Agreement, as so amended, modified and supplemented hereby, are restated in this Agreement in their entirety.

     IN WITNESS WHEREOF, the Parties have executed this Agreement on the date first above written.

BUYER:

ION GEOPHYSICAL CORPORATION

By:	/s/ David L. Roland
Name:	David L. Roland
Title:	Senior Vice President and General Counsel

ACQUIRED ENTITIES:

ARAM SYSTEMS LTD.

By:	/s/ Christopher M. Chamberlain
Name:	Christopher M. Chamberlain
Title:	President

CANADIAN SEISMIC RENTALS INC.

By:	/s/ D. O’Reilly
Name:	D. O’Reilly
Title:	President

SELLERS:

DONALD G. CHAMBERLAIN

By:	/s/ Donald G. Chamberlain
Name:	Donald G. Chamberlain, individually

CHRISTOPHER M. CHAMBERLAIN

By:	/s/ Christopher M. Chamberlain
Name:	Christopher M. Chamberlain, individually

DANIEL C. O’REILLY

By:	/s/ Daniel C. O’Reilly
Name:	Daniel C. O’Reilly, individually

1236929 ALBERTA LTD.

By:	/s/ Donald Chamberlain
Name:	Donald Chamberlain
Title:	President

BLUE SKY SERVICES INC.

By:	/s/ D. O’Reilly
Name:	D. O’Reilly
Title:	President